Form 10KSB, Exhibit 13
period 2003-09-30
CCSB FINANCIAL CORP
filed 2003-12-23
CIK 1189356

Exhibit 13

LIBERTY
IN GOD WE TRUST
DELAWARE
1787

CCSB

Financial Corp.

2003 ANNUAL REPORT

CCSB FINANCIAL CORP.

CCSB FINANCIAL CORP.

LETTER TO SHAREHOLDERS

December 17, 2003

Dear Shareholder:

On behalf of the Board of Directors, management and employees of CCSB Financial Corp. and Clay County Savings Bank, we would like to welcome you to our family. Since this is the first annual report from CCSB Financial Corp., I feel that I should give you, our shareholders, some background about the company and its wholly-owned subsidiary bank.

Clay County Building and Loan Association was founded on March 28, 1922, and later was renamed Clay County Savings and Loan Association. We existed to make home loans. With deregulation in the early 1980’s, this specialized existence became more difficult to maintain. In the mid-1990’s, we began to diversify our operations. We added additional staff, including the hiring of our current Executive Vice President/CFO, and began to plan the addition of new products and services. With the arrival of the new millennium, we celebrated our 78th anniversary and began to transform the savings association. After several years of planning, we opened our new headquarters at 1178 West 152 Highway in Liberty while continuing to maintain our existing locations in Liberty (since 1961), in Kearney (since 1974), and in Smithville (since 1979). Having outgrown our former main office, we built the new facility to better serve our customers and community, but also to serve notice that we planned to continue our mission as a community-based, service-oriented financial institution.

Prior to our move to the new facility, we had begun to progress from a traditional “savings and loan association” to a full service community bank. By 2001, it became apparent that to continue to grow and move forward, we needed additional capital and flexibility plus a new identity that let our customers and the public know we did much more than finance homes. This realization led us to complete the conversion of our mutual savings and loan association to a stock institution on January 8, 2003, with the new name of Clay County Savings Bank. We believed that these changes were necessary in order to compete in today’s banking environment as a community-based institution. We believe that these changes have better positioned the Bank to achieve its goals for future years.

Our positioning for the future was evident in the results from this past year. Net earnings in fiscal 2003 increased 38.9% over fiscal 2002. Total assets at fiscal year-end 2003 stood at $85.5 million, an increase of 9.7% over year-end 2002. Personal transactional accounts grew 19.1% in fiscal 2003, while commercial transactional accounts increased 126% in fiscal 2003 and 88% in fiscal 2002. The Bank originated $53.8 million in loans for the year ended September 30, 2003. This represented a 32% increase in volume over fiscal 2002.

In addition to our improved and expanded facilities, we believe we have the staffing and resources in place to achieve the goals we have set down for future years. The Bank currently has 38 employees, of which 35 are full-time employees. Of the 27 employees who have been here one year or more, the average tenure is 13.5 years. Our outside directors have an average tenure of 18 years. We strive to retain our employees and directors in order to better serve our customers.

We wish to thank you, our shareholders, for placing your confidence and investment in CCSB Financial Corp. We will continue to strive to deserve that confidence and provide positive results that will enhance the value of your investment.

Sincerely,

/s/ John R. Davis
Chairman, President & CEO
CCSB Financial Corp.
President & CEO
Clay County Savings Bank

CCSB FINANCIAL CORP.

CORPORATE PROFILE AND GENERAL INFORMATION

The Companies

CCSB Financial Corp.

CCSB Financial Corp. (the “Company”), a Delaware corporation, was incorporated in September 2002 to facilitate the conversion of Clay County Savings and Loan Association from a mutual savings association to a stock savings bank (the “Conversion”). The Company does not engage in any significant business other than serving as the holding company for Clay County Savings Bank (the “Bank”) following the conversion. The Company’s assets are the Company’s investment in the Bank, the Company’s loan to the employee stock ownership plan of the Bank, and deposits in the Bank and other financial institutions. The Company’s executive office is located at 1178 West 152 Highway, Liberty, Missouri 64068.

Clay County Savings Bank

The Bank is a community-oriented financial institution offering selected financial services to meet the needs of the communities it serves. Although established primarily to meet the home financing needs of the public, the Bank is now a full-service financial institution that serves the expanded credit needs of residents and businesses in its market area. Over the last six years, the Bank has added a number of products and services such as non-interest bearing checking accounts, commercial business checking, home equity and other consumer lending and expanded commercial loan activity. The Bank currently offers a variety of deposit accounts, including personal and business checking accounts, passbook and statement savings accounts, flexible-term certificates of deposit, and individual retirement accounts. The Bank’s lending activity consists of permanent and construction single-family mortgage loan financing, loans secured by multi-family and nonresidential real estate, home equity and other consumer lending, and commercial non-mortgage financing.

The Bank was founded in March 1922 and operated under the name Clay County Building and Loan Association until February 1967, at which time the Bank was renamed Clay County Savings and Loan Association. Originally a state chartered savings and loan association, the Bank converted to a federal charter in 1995. As part of the conversion from mutual to stock ownership, the Bank converted to a federally chartered savings bank and changed its name to Clay County Savings Bank. The Bank conducts its business through four offices in Clay County, Missouri, including the main office in Liberty, Missouri, and branch offices in Liberty, Kearney, and Smithville, Missouri. The Bank’s deposit accounts are insured up to a maximum of $100,000 by the Savings Association Insurance Fund (SAIF), which is administered by the Federal Deposit Insurance Corporation (FDIC).

Common Stock Prices & Dividends

The common stock of the Company is traded in the over-the-counter market and quoted on the over-the-counter Electronic Bulletin Board under the symbol “CCFC”. On January 8, 2003, upon the consummation of the Conversion, the Company issued 978,650 shares of common stock at $10 per share, inclusive of 78,292 shares held by the Bank’s employee stock ownership plan. On January 9, 2003, the stock opened at $11.85 per share and, as of the close of December 1, 2003, the latest sales price known to the Company was $15.50 per share. The Company has not paid dividends to date and the Board of Directors has not announced any immediate plans to pay dividends, although it may do so in the future subject to regulatory requirements and the Company’s financial condition and results of operations (See Note 12 of Notes to Consolidated Financial Statements). The table to the right reflects the range of common stock closing prices by quarter since its issuance. Prices are inter-dealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions. As of December 1, 2003, there were approximately 240 holders of record of the Company’s common stock.

	Fiscal Year Ended September 30, 2003
	High	Low
Quarter Ended:
September 30	14.00	13.10
June 30	13.24	12.40
March 31	12.75	12.00

CCSB FINANCIAL CORP.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following sets forth selected consolidated financial information and data of the Company at and for the periods indicated. The selected data as of and for the years ended September 30, 2002, 2001, 2000, and 1999 have been derived from the audited financial statements of the Bank. The Company had no assets or liabilities prior to its acquisition of the Bank in January 2003. The following information is only a summary, and should be read in conjunction with the consolidated financial statements and notes presented elsewhere in the Annual Report.

	At September 30,
	2003	2002	2001	2000	1999
	(In Thousands)
Selected Consolidated Financial Condition Data:
Total Assets	$85,471	$77,923	$77,648	$77,764	$70,520
Loans Receivable, net	51,996	49,903	59,277	64,089	57,149
Mortgage-backed securities, available for sale	15,197	3,704	2,003	1,536	1,997
Securities held to maturity	—	15	16	16	516
Securities available for sale	5,798	6,651	6,380	4,281	4,322
Deposits	64,225	64,463	58,077	52,979	54,810
FHLB advances	5,141	5,877	11,929	17,199	8,245
Total stockholders' equity	15,042	6,553	6,465	6,449	6,344

	Year Ended September 30,
	2003	2002	2001	2000	1999
	(In Thousands)
Selected Consolidated Operations Data:
Total interest income	$3,988	$4,647	$5,566	$5,101	$4,983
Total interest expense	(1,462)	(2,378)	(3,634)	(3,024)	(2,846)

Net interest income	2,526	2,269	1,932	2,077	2,137
Provision for loan losses	(48)	(16)	(21)	(12)	(12)

Net interest income after provision for loan losses	2,478	2,253	1,911	2,065	2,125

Fees and service charges	160	152	129	109	99
Gain (loss) on sale of securities available for sale	—	—	3	—	—
Gain on sale of premises	—	—	69	—	—
Gain on sale of loans	234	127	40	—	47
Other non-interest income	18	17	15	16	9

Total non-interest income	412	296	256	125	155

Total non-interest expense	(2,645)	(2,378)	(2,337)	(2,055)	(1,931)

Earnings (loss) before income taxes	245	171	(170)	135	349
Income taxes	(88)	(58)	58	(27)	(128)

Net earnings (loss)	$157	$113	$(112)	$108	$221

Basic earnings per share (1)	$0.15	N/A	N/A	N/A	N/A

Diluted earnings per share (1)	$0.15	N/A	N/A	N/A	N/A

Dividends per share	N/A	N/A	N/A	N/A	N/A

(1)	Basic and diluted earnings per share are based upon the weighted-average shares outstanding, which amounted to 902,871, during the period of January 8, 2003, to September 30, 2003. Earnings for the quarter ended December 31, 2002 of $21,096 are not included.

CCSB FINANCIAL CORP.

	At or For the Years Ended September 30,
	2003	2002	2001	2000	1999
Operating Ratios:
Return on average assets	0.19%	0.15%	(0.14)%	0.15%	0.31%
Net yield on average interest-earning assets (1)	3.30	3.09	2.64	3.01	3.11
Net interest rate spread for year	3.13	3.00	2.56	2.76	2.79
Average interest-earning assets to average interest-bearing liabilities	109.17	102.85	101.53	105.68	107.67
Noninterest expense to average assets	3.17	3.06	3.01	2.77	2.72
Efficiency ratio (2)	90.03	92.73	106.77	93.30	84.26

Equity Ratios:
Return on average equity	1.26%	1.74%	(1.73)%	1.69%	3.52%
Average equity to average assets	14.97	8.37	8.31	8.63	8.82
Long-term borrowings to equity	13.89	56.20	90.90	31.16	71.86
Tier 1 leverage ratio	12.37	8.33	8.21	8.32	9.03
Tier 1 risk-based ratio	23.68	16.25	14.63	14.23	17.16
Total risk-based capital ratio	24.24	16.77	15.07	14.61	17.68

Asset Quality Ratios:
Net charge-offs (recoveries) to average nonperforming assets	16.21%	(0.29)%	1.62%	10.47%	—%
Net charge-offs (recoveries) to average loans outstanding during the period	0.01	—	0.01	0.05	—
Allowance for loan losses to gross loans receivable	0.43	0.41	0.31	0.26	0.31
Nonperforming loans to total assets	0.01	0.06	—	0.47	0.07
Nonperforming assets to total assets	0.01	0.06	0.17	0.72	0.07

Other Data:
Number of full-service offices	4	4	4	4	3

(1)	Net interest income divided by average interest-earning assets.
(2)	Noninterest expense divided by net interest income and noninterest income.

CCSB FINANCIAL CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

Certain statements in this annual report that relate to the Company’s plans, objectives or future performance may be deemed to be forward-looking statements within the meaning of Private Securities Litigation Act of 1995. Such statements are based on management’s current expectations. Actual strategies and results in future periods may differ materially from those currently expected because of various risks and uncertainties. Additional discussion of factors affecting the Company’s business and prospects is contained in periodic filings with the Securities and Exchange Commission (SEC).

General

The Company’s results of operations depend primarily on its wholly-owned subsidiary bank, which is the Company’s primary investment. The Bank’s results of operations depend primarily on its net interest income. Net interest income is the difference between the interest income earned on interest-earning assets, consisting primarily of loans, mortgage-backed securities, investment securities and other interest-earning deposits, and the interest paid on interest-bearing liabilities, consisting primarily of deposit accounts and Federal Home Loan Bank (FHLB) advances. The Bank’s results of operations are also affected by provision for loan losses, noninterest income and noninterest expense. Noninterest income consists primarily of fees and service charges and gains on the sale of assets. Noninterest expense consists primarily of salaries and employee benefits, occupancy, equipment, data processing and deposit insurance premiums, advertising, and other operating expenses. The Bank’s results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

In September 2002, the Company was incorporated to facilitate the conversion of Clay County Savings and Loan Association from a mutual savings association to a stock savings bank (“the Conversion’). As part of the Conversion, Clay County Savings and Loan Association changed its name to Clay County Savings Bank. In connection with the Conversion the Company offered its common stock to the depositors and borrowers of the Bank as of specified dates and to an employee stock ownership plan. The Conversion was consummated on January 8, 2003, at which time the Company became the holding company for the Bank and issued shares of its stock to the general public. All references to the Company prior to the date of the Conversion, except where otherwise indicated, are to the Bank.

Changes in Financial Condition

Total assets increased $7.6 million, or 8.8%, to $85.5 million at September 30, 2003, from $77.9 million at September 30, 2002. The increase is primarily attributed to the infusion of cash from the stock offering as part of the Conversion, which was primarily used to fund loans and adjustable-rate mortgage-backed securities (MBS).

Loans increased $2.1 million, or 4.2%, from $49.9 million at September 30, 2002, to $52.0 million at September 30, 2003. The change was due to an increase in shorter-term or adjustable-rate nonresidential real estate loans, construction and development loans, and consumer loans. Commercial real estate loans increased from $3.7 million at September 30, 2002, to $5.0 million at September 30, 2003. Construction and development loans (net of loans-in-process) increased from $2.2 million at September 30, 2002, to $7.7 million at September 30, 2003. Consumer loans (excluding loans secured by deposits) increased from $2.8 million at September 30, 2002, to $4.4 million at September 30, 2003. The Bank continued its strategy to primarily sell long-term, fixed-rate single-family real estate loans in the secondary market; although, for approximately two months during this period, the Bank did retain fixed-rate loans with maturities of 15 years or less. As a result, due to the demand for fixed-rate loans and the volume of refinancing during this period of historically low interest rates, single-family real estate loans decreased from $39.2 million at September 30, 2002, to $32.9 million at September 30, 2003. Conversely, the portfolio of loans serviced for others increased from $18.2 million at September 30, 2002, to $27.3 million at

CCSB FINANCIAL CORP.

September 30, 2003. MBS increased from $3.7 million at September 30, 2002, to $15.2 million at September 30, 2003. The investment in MBS has been in MBS collateralized by loans with repricing periods of five years or less.

Deposits decreased from $64.5 million at September 30, 2002, to $64.2 million at September 30, 2003. Although deposits decreased $238,000, the aggregate amount of transactional checking and savings accounts increased $3.4 million, or 11.9%. This is the result of the Bank focusing its funding strategy on transactional accounts as opposed to higher-costing and traditionally more interest-rate sensitive certificates of deposit. Accordingly, the percentage of deposits consisting of transactional checking and savings accounts increased from 44.9% at September 30, 2002, to 50.4% at September 30, 2003. FHLB advances decreased from $5.9 million at September 30, 2002, to $5.1 million at September 30, 2003.

Stockholder’s equity increased $8.5 million, from $6.5 million at September 30, 2002, to $15.0 million at September 30, 2003, primarily as a result of the issuance of 978,650 shares of common stock in the initial public offering.

Results of Operations – Comparison of the Year Ended September 30, 2003 and 2002

Net earnings increased 38.9%, from $113,000, for the fiscal year ended September 30, 2002, to $157,000 for the fiscal year ended September 30, 2003. The improvement is due to the increase in net interest income, resulting from the increase in earning assets funded from the capital infusion, and the increase in noninterest income, resulting from the strength of secondary market activities over the past fiscal year and the increase in transaction fee income. The increase in income more than offset a higher provision for loan losses and higher noninterest expense.

Net Interest Income. Net interest income prior to the provision for loan losses increased $257,000, or 11.3%, for the fiscal year ended September 30, 2003, from the fiscal year ended September 30, 2002. The increase in net interest income can be attributed to an increase in interest-earning assets, while interest-bearing liabilities declined. The average outstanding balance of interest-earning assets was $76.6 million for the fiscal year ended September 30, 2003, compared to $73.3 million for the 2002 fiscal year. In contrast, the average outstanding balance of interest-bearing liabilities for the fiscal year ended September 30, 2003, was $70.1 million compared to $71.3 million for the 2002 fiscal year. As a result, average net interest-earning assets increased from $2.0 million in fiscal year 2002 to $6.4 million in fiscal year 2003.

In addition, the historic decline in interest rates did have a positive impact on net interest income. The weighted average yield on interest-earning assets decreased from 6.34% in fiscal 2002 to 5.21% in fiscal 2003, but the weighted average cost of interest-bearing liabilities for the fiscal year decreased from 3.34% in fiscal 2002 to 2.08% in fiscal 2003. This resulted in an increase in the net interest spread from 3.00% in fiscal 2002 to 3.13% in fiscal 2003. However, while the improved ratio of interest-earning assets to interest-bearing liabilities has resulted in improved net interest income when compared to periods prior to the Conversion, it has been and may continue to be difficult to improve upon net interest income in periods after the Conversion as the result of the recent compression of the spread between the yield on earning assets and cost of interest-bearing liabilities.

Interest Income. Interest income decreased from $4.6 million for the fiscal year ended September 30, 2002, to $4.0 million for the fiscal year ended September 30, 2003. Despite the increase in interest-earning assets as the result of the Conversion, interest income has been impacted by the historically low interest rates. Interest income on loans receivable, securities and other interest-earning assets declined. Interest income on MBS increased due to the increase in the average outstanding balance. Interest income on MBS increased from $103,000 in fiscal year 2002 to $301,000 for fiscal year 2003.

Interest income from loans receivable decreased $692,000, or 17.2%, for fiscal year 2003 compared to fiscal year 2002 as higher-rate loans either paid off, refinanced or were modified to lower interest rates and adjustable-rate loans repriced to lower interest rates. Interest income from securities decreased $118,000, or 31.2%, compared to the prior fiscal year, as securities either matured or were called and new securities were purchased at lower interest rates. The weighted average yield on securities decreased from 4.76% in 2002 to 3.65% in 2003. Interest income from other interest-earning assets, principally interest-bearing deposits, also decreased from $149,000 for fiscal year 2002, to $103,000 for fiscal year 2003, as the result of lower interest rates and a change

CCSB FINANCIAL CORP.

in correspondent banks. Until March 2003, interest was earned on collected balances with the FHLB and charges were incurred for banking services. During March 2003, the Bank began utilizing a commercial bank for correspondent services. A noninterest bearing deposit (approximately $2.0 million at September 30, 2003) is required by the commercial bank for such services. Interest income and correspondent banking charges are expected to be lower in future financial reporting periods.

Interest expense. The impact of the historically low interest rates had a greater impact on interest expense. The infusion of cash and the Bank’s increased liquidity position also allowed for the pay-off of higher-rate FHLB advances. Interest expense decreased from $2.4 million for the fiscal year ended September 30, 2002, to $1.5 million for the fiscal year ended September 30, 2003. Interest expense on deposits decreased $707,000, or 37.6%, for the fiscal year as compared to the prior fiscal year, as deposits repriced to lower rates and a greater percentage of the deposit mix was in transactional accounts. The Bank’s funding strategy has been to focus on lower interest-bearing transactional accounts as opposed to higher interest-bearing certificates of deposit. The average outstanding balance in transaction accounts approximated 49.3% of the average outstanding balance in deposits in 2003 compared to 40.3% in 2002. Due to the pay-off of higher-rate FHLB advances, interest expense on borrowings decreased $209,000, or 41.9%, for the fiscal year compared to the prior fiscal year.

Provision for Loan Losses. Provisions for loan losses are charged to operations in order to increase the allowance for loan losses to a level necessary to absorb management’s best estimate of probable loan losses in the loan portfolio as of the balance sheet date. Management considers, among other factors, historical loss experience, type and amount of loans in the portfolio, adverse circumstances that may affect the borrower’s ability to repay the loan, the estimated value of underlying collateral, and current economic conditions. This evaluation is ongoing and inherently subjective, as it requires estimates that are susceptible to significant revision as new information becomes available or circumstances change. Various regulatory agencies periodically review the allowance for loan losses and may require the Bank to record additional provisions based on their judgment of information available to them at the time of examination.

The Bank recorded a provision for loan losses of $48,000 in fiscal year 2003 compared to $15,000 for fiscal year 2002. The increase in the provision was due to higher commercial real estate and nonmortgage loans, construction and development loans, and consumer loans originated during fiscal year 2003. Management considers these loans to have a higher inherent risk than permanent one-to-four family mortgage loans. The aggregate amount of commercial real estate and nonmortgage loans, construction and development loans, and consumer loans increased from $10.9 million, at September 30, 2002, to $23.2 million at September 30, 2003. The provision increased the allowance for loan losses to the amount considered adequate by management based on current economic conditions, loan portfolio composition, historical loss experience, and a review of selected individual loans.

Noninterest Income. Noninterest income increased from $296,000 in fiscal year 2002 to $412,000 in fiscal year 2003, or an increase of $116,000, or 39.5%. The improvement was primarily due to increases in service charges on deposit accounts, loan service charges and gain on sale of loans, partially offset by higher amortization of mortgage servicing rights.

Gain on sale of loans increased $107,000 in comparison to the previous fiscal year. Gain on sale of loans totaled $234,000 in fiscal year 2003 compared to $127,000 in fiscal year 2002. The increase in the gain was indicative of the low interest rate environment, which resulted in the growth in refinancing activity in recent periods and, in particular, fixed-rate loans. The Bank’s strategy not to retain fixed-rate loans resulted in the growth of secondary market activities during fiscal year 2003. The growth in loans serviced for others and the amount of refinancing activity also resulted in the increased amortization of mortgage servicing rights (MSRs). The amortization of MSRs increased $68,000 during fiscal year 2003 compared to fiscal year 2002, offsetting increases in loan service fee income. Loan service charges increased $30,000 in fiscal year 2003 from fiscal year 2002. At September 30, 2003, the fair value of MSRs was $183,000. MSRs are amortized in proportion to, and over the period of, estimated net servicing income. The amortization of MSRs will continue to have an impact on noninterest income if the amount of loans serviced for others continues to increase, or if interest rates remain at historically low levels resulting in more loan payoffs.

CCSB FINANCIAL CORP.

Service charges on deposit accounts increased $45,000 for the fiscal year ended September 30, 2003, compared to the fiscal year ended September 30, 2002. The increase in service charges for deposit accounts from the prior year was due to fee income generated from the implementation of overdraft privileges and the increase in transactional deposit accounts.

Noninterest expense. Noninterest expense increased $267,000, or 11.2%, from $2.4 million for the fiscal year ended September 30, 2002, to $2.6 million for the fiscal year ended September 30, 2003. The increase was due primarily to higher compensation and benefits expense, which increased $158,000 from the previous fiscal year and supervisory and professional expense, which increased $50,000 from the previous fiscal year. Increases occurred in other categories (occupancy expense, equipment and data processing expense, SAIF insurance premium, advertising, correspondent banking service charges and other noninterest expense) but the increases were not as significant. The increase in compensation and benefits expense is due to the additional expense of the Employee Stock Ownership Plan (ESOP) approved as part of the Conversion (equivalent to approximately 41% of the increase) and an increase in staff, higher health insurance premium costs, and higher salaries and compensation for directors, officers and employees. The increase in supervisory and professional expense was particularly related to the additional expense related to being a publicly-traded company. Correspondent banking charges are expected to be substantially reduced in the future. See discussion under “Interest Income” of this section.

Income Taxes. Income taxes increased from the prior periods due to higher earnings before income taxes.

Rate/Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense for the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by prior year’s rate); (ii) changes in rate (i.e., changes in rate multiplied by prior year’s volume); and (iii) changes attributable to both rate and volume (i.e., changes in volume multiplied by changes in rate).

	Year Ended September 30, 2003 vs. 2002
	Increase (Decrease) Due To
	Volume	Rate	Rate Volume	Total
	(Dollars in Thousands)
Interest-Earning Assets:
Loans receivable	$(178)	(538)	24	(692)
Mortgage-backed securities	363	(37)	(129)	197
Securities	(39)	(88)	9	(118)
Other interest-earning assets	(18)	(32)	4	(46)

Total interest-earning assets	$128	(695)	(92)	(659)

Interest-Bearing Liabilities:
Savings accounts	$34	(52)	(21)	(39)
Demand and NOW deposits	15	(41)	(9)	(35)
Money market deposit accounts	61	(110)	(26)	(75)
Certificate accounts	(176)	(434)	52	(558)
FHLB advances	(200)	(15)	6	(209)

Total interest-bearing liabilities	$(266)	(652)	2	(916)

Change in net interest income	$394	(43)	(94)	257

CCSB FINANCIAL CORP.

Average Balances, Interest and Average Yields and Rates

The following table presents, for the years indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Nonaccruing loans have been included in the table as loans carrying a zero yield. Interest-bearing liabilities include noninterest-bearing transaction accounts.

	Year Ended September 30,
	2003			2002
	Average Outstanding balance	Interest earned/ paid	Interest yield/ rate	Average Outstanding balance	Interest earned/ paid	Interest yield/ rate
	(Dollars in Thousands)
Interest-Earning Assets:
Loans receivable (1)	$52,110	$3,325	6.38%	$54,524	$4,017	7.37%
Mortgage-backed securities	9,710	300	3.09	2,146	103	4.80
Securities (2)	7,114	260	3.65	7,935	378	4.76
Other interest-earning assets	7,661	103	1.34	8,732	149	1.71

Total interest-earning assets	$76,595	$3,988	5.21%	$73,337	$4,647	6.34%

Interest-Bearing Liabilities:
Savings accounts	$7,433	$45	0.61%	$5,296	$84	1.59%
Demand and NOW deposits (3)	9,964	37	0.37	8,257	72	0.87
Money market deposit accounts	14,720	181	1.23	11,872	256	2.16
Certificate accounts	33,084	910	2.75	37,589	1,468	3.91
FHLB advances	4,960	289	5.83	8,290	498	6.01

Total interest-bearing liabilities	$70,161	$1,462	2.08%	$71,304	$2,378	3.34%

Net interest income		$2,526			$2,269

Net interest spread			3.13%			3.00%
Net earning assets	$6,434			$2,033

Net yield on average interest-earning assets			3.30%			3.09%
Average interest-earning assets to average interest-bearing liabilities	109.17%			102.85%

(1)	Calculated net of loans in process.
(2)	Includes FHLB stock.
(3)	Includes noninterest-bearing demand and NOW deposits carrying a zero yield.

CCSB FINANCIAL CORP.

Qualitative Disclosures of Market Risk

The Company, through its wholly-owned subsidiary savings bank, has an exposure to interest rate risk. The Bank’s principal financial objective is to achieve long-term profitability while reducing its exposure to fluctuating interest rates. The Bank has employed various strategies intended to minimize the adverse effect of interest rate risk on future operations by providing a better match between the interest rate sensitivity of its assets and liabilities. In particular, the Bank’s strategies are intended to stabilize net interest income for the long-term by protecting its interest rate spread against increases in interest rates. Such strategies include the origination for portfolio of one-year, adjustable-rate mortgage (ARM) loans secured by one-to-four family residential real estate and the origination of other types of adjustable-rate and short-term loans with greater interest rate sensitivities than long-term, fixed-rate residential mortgage loans.

The Bank also sells fixed-rate loans in the secondary market. Management does not anticipate that financial objectives, strategies or instruments used to reduce its interest rate exposure will change significantly in the future. Asset/liability management in the form of structuring cash instruments provides greater flexibility to adjust exposure to interest rates.

Quantitative Disclosures of Market Risk

The Company does not purchase derivative financial instruments or other financial instruments for trading purposes. Further, the Company is not subject to any foreign currency exchange rate risk, commodity price risk or equity price risk. The Company, through its wholly-owned subsidiary savings bank, is subject to interest rate risk.

The OTS, the Company’s and Bank’s primary regulator, provides a net market value methodology to measure the interest rate risk exposure of thrift institutions. This exposure is a measure of the potential decline in the net portfolio value (NPV) of the institution based upon the effect of assumed incremental 100 basis point increases or decreases in interest rates. NPV is the present value of the expected net cash flows from the institution’s financial instruments (assets, liabilities and off-balance sheet contracts). Loans, deposits, advances and investments are valued taking into consideration similar maturities, related discount rates and applicable prepayment assumptions.

The following table was prepared by the OTS based upon information provided by management of the Bank and sets forth as of September 30, 2003, the estimated changes in fair value of equity based on the indicated interest rate environments:

Changes (In Basis Points) in Interest Rates	Net Portfolio Value (NPV)			NPV as % of PV of Assets
	$ Amount	$ Change	% Change	NPV Ratio	Basis Point Change
	(Dollars in thousands)
+300	12,474	(1,238)	(9)%	14.45%	(100)
+200	13,234	(478)	(3)%	15.13%	(32)
+100	13,587	(125)	(1)%	15.41%	(4)
0	13,712			15.45%
-100	13,704	(8)	— %	15.37%	(8)
-200 (1)	N/A	N/A	N/A	N/A	N/A
-300 (1)	N/A	N/A	N/A	N/A	N/A

(1)	OTS no longer provides outputs associated with the -300 & -200 bps scenarios because of the abnormally low prevailing interest rate environment.

CCSB FINANCIAL CORP.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARM loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Liquidity and Capital Resources

The Company’s principal sources of funds are cash receipts from customer deposits, loan repayments by borrowers, proceeds from maturing securities, FHLB advances, and net earnings. The Bank has an agreement with the FHLB of Des Moines to provide cash advances, should the Bank need additional funds for loan originations or other purposes.

Commitments to originate loans are legally binding agreements to lend to the Bank’s customers. Letters of credit are conditional commitments issued by the Bank to guarantee the performance of the borrower to a third party. At September 30, 2003, commitments, which generally expire in 180 days or less, to originate adjustable and fixed-rate mortgage loans for portfolio (including related loans in process) were approximately $1,768,000 and $4,470,000, respectively. Interest rates on fixed-rate loans ranged from 5.00% to 5.75%. Also at September 30, 2003, commitments to originate consumer loans (all adjustable-rate) totaled $45,000 and outstanding commercial nonmortgage commitments (all adjustable-rate) totaled $175,000. Commitments on behalf of borrowers for unused lines of credit on home equity loans, lines of credit secured by other real estate and commercial non-real estate loans were approximately $3,934,000 (including $52,000 that is fixed-rate) expiring in seven years or less. Outstanding standby letters of credit amounted to $257,000 at September 30, 2003.

Asset Quality

At September 30, 2003, there was one consumer loan secured by an automobile in the amount of $11,000 that was on nonaccrual status and classified doubtful. The loan was not yet 90 days past due at September 30, 2003. There were no other nonperforming loans or assets, nonaccrual loans, or assets adversely classified. There were also no repossessed assets and no property classified as real estate owned. At September 30, 2003, there were four single-family mortgage loans totaling $244,000 and two consumer loans totaling $11,000 designated as special mention. There were no other loans, which were not currently classified as nonaccrual, 90 days past due or restructured but where known information about possible credit problems of borrowers caused management to have serious concerns as to the ability of the borrowers to comply with present loan repayment terms and would result in disclosure as nonaccrual, 90 days past due or restructured.

Allowance for Loan Losses

At September 30, 2003, the allowance for loan losses was $249,000. Management believes that all known losses in the loan portfolio that are both probable and reasonable to estimate have been recorded as of September 30, 2003. The following is a summary of activity in the allowance for loan losses:

	For the Year Ended September 30,
	2003	2002
Balance, beginning of year	$206,035	190,313
Loan charge-offs	(10,846)	(2,552)
Loan recoveries	6,611	2,800
Provision charged to expense	47,500	15,474

Balance, end of year	$249,300	206,035

CCSB FINANCIAL CORP.

Minimum Regulatory Capital

The Bank is required to maintain certain minimum capital requirements under OTS regulations. Failure by a savings institution to meet minimum capital requirements can result in certain mandatory and possible discretionary actions by regulators, which, if undertaken, could have a direct material effect on the Bank’s financial statements. Under the capital adequacy guidelines and regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to judgments by the regulators about components, risk-weightings and other factors.

The Bank’s actual and required capital amounts and ratios at September 30, 2003, are as follows:

	Actual		Minimum Required
			for Capital Adequacy		to be “Well Capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
Stockholders’ equity of the bank	$10,497
Unrealized loss on securities AFS, net	22

Tangible capital	$10,519	12.4%	$1,276	1.5%
Includable unrealized gain on equity securities available for sale, net	—
General valuation allowance	249

Total capital to risk-weighted assets	$10,768	24.2%	$3,554	8.0%	$4,442	10.0%

Tier 1 capital to risk-weighted assets	$10,519	23.7%	$1,777	4.0%	$2,665	6.0%

Tier 1 capital to total assets	$10,519	12.4%	$3,402	4.0%	$4,252	5.0%

Impact of Inflation

The financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of the Company is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services. In the current interest rate environment, liquidity and the maturity structure of the Company’s assets and liabilities are critical to the maintenance of acceptable performance levels.

Critical Accounting Policies

The Bank has identified the calculation of the allowance for loan losses and the valuation of mortgage servicing rights as critical accounting policies, due to the higher degree of judgment and complexity than its other significant accounting policies. For additional discussion of these accounting policies see “Notes 1(g) and 1(h) of Notes to Consolidated Financial Statements.”

MICHAEL TROKEY & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

10411 CLAYTON ROAD

ST. LOUIS, MISSOURI 63131

(314) 432-0996

REPORT OF INDEPENDENT AUDITORS

The Board of Directors

CCSB Financial Corp.

Liberty, Missouri

We have audited the accompanying consolidated balance sheets of CCSB Financial Corp. and subsidiary (“the Company”) as of September 30, 2003 and 2002 and the related consolidated statements of earnings, stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CCSB Financial Corp. and subsidiary as of September 30, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/    Michael Trokey & Company, P.C.

St. Louis, Missouri

November 7, 2003

CCSB FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

September 30, 2003 and 2002

Assets	2003	2002
Cash and due from banks	$3,461,690	591,525
Interest-bearing deposits in banks	3,843,931	10,454,147

Total cash and cash equivalents	7,305,621	11,045,672
Certificates of deposit	—	192,350
Securities available for sale, at market value (amortized cost of $5,782,541 and $6,568,681, respectively)	5,797,865	6,651,098
Securities held to maturity, at amortized cost (market value $15,012)	—	15,479
Stock in Federal Home Loan Bank of Des Moines	345,400	963,300
Mortgage-backed securities available for sale, at market value (amortized cost of $15,245,853 and $3,674,943, respectively)	15,196,822	3,703,955
Loans receivable, net of allowance for loan losses of $249,300 and $206,035, respectively	51,996,061	49,902,828
Loans held for sale	—	471,500
Premises and equipment, net	4,206,829	4,307,718
Accrued interest receivable:
Securities	39,682	70,582
Mortgage-backed securities	54,767	15,554
Loans receivable	215,263	236,911
Other assets	313,023	346,545

Total assets	$85,471,333	77,923,492

Liabilities and Stockholders’ Equity
Deposits	$64,224,723	64,463,097
Accrued interest on deposits	247	35,017
Advances from Federal Home Loan Bank	5,140,757	5,876,719
Advances from borrowers for taxes and insurance	572,577	688,062
Other liabilities	421,899	158,828
Accrued income taxes	14,240	16,424
Deferred tax liability	55,176	132,523

Total liabilities	70,429,619	71,370,670

Commitments and contingencies
Common stock:
$0.01 par value; 2,500,000 shares authorized;	9,787	—
978,650 shares issued and outstanding
Additional paid-in capital	9,150,476	—
Unearned ESOP shares	(732,665)	—
Retained earnings—substantially restricted	6,636,363	6,479,279
Accumulated other comprehensive earnings, net	(22,247)	73,543

Total stockholders’ equity	15,041,714	6,552,822

Total liabilities and stockholders, equity	$85,471,333	77,923,492

See accompanying notes to consolidated financial statements.

CCSB FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF EARNINGS

Years Ended September 30, 2003 and 2002

	2003	2002
Interest income:
Loans receivable	$3,324,775	4,016,713
Mortgage-backed securities	300,696	103,168
Securities	259,846	377,832
Other interest-earning assets	102,821	149,053

Total interest income	3,988,138	4,646,766

Interest expense:
Deposits	1,173,142	1,880,415
Borrowings	289,343	497,806

Total interest expense	1,462,485	2,378,221

Net interest income	2,525,653	2,268,545
Provision for loan losses	47,500	15,474

Net interest income after provision for loan losses	2,478,153	2,253,071

Noninterest income:
Service charges on deposit accounts	183,969	138,532
Loan service charges	99,004	68,591
Amortization of mortgage servicing rights	(122,806)	(55,294)
Gain on sale of loans	233,502	127,021
Other	18,701	16,799

Total noninterest income	412,370	295,649

Noninterest expense:
Compensation and benefits	1,486,739	1,328,414
Occupancy expense	260,298	245,395
Equipment and data processing expense	368,901	355,213
SAIF deposit insurance premium	11,480	11,026
Supervisory and professional	109,991	59,576
Advertising	67,840	65,664
Loss on sale of foreclosed real estate	—	4,026
Correspondent banking charges	60,532	54,828
Other	279,339	253,521

Total noninterest expense	2,645,120	2,377,663

Earnings before income taxes	245,403	171,057

Income taxes:
Current	116,319	47,956
Deferred	(28,000)	10,000

Total income taxes	88,319	57,956

Net earnings	$157,084	113,101

Basic and diluted earnings per share	$0.15	*

*	Not applicable since the common stock was issued on January 8, 2003.

See accompanying notes to consolidated financial statements.

CCSB FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years Ended September 30, 2003 and 2002

	Common Stock	Additional Paid-In Capital	Unearned ESOP Shares	Retained Earnings	Accumulated Other Comprehensive Earnings, Net	Total Stockholders' Equity
Balance at September 30, 2001	$—	—	—	6,366,178	98,774	6,464,952

Net earnings	—	—	—	113,101	—	113,101
Unrealized gain (loss) on securities available for sale, net	—	—	—	—	(25,231)	(25,231)

Comprehensive earnings	—	—	—	113,101	(25,231)	87,870

Balance at September 30, 2002	—	—	—	6,479,279	73,543	6,552,822

Net earnings	—	—	—	157,084	—	157,084
Unrealized gain (loss) on securities available for sale, net	—	—	—	—	(95,790)	(95,790)

Comprehensive earnings	—	—	—	157,084	(95,790)	61,294
Proceeds from issuance of common stock	9,787	9,136,114	(782,920)	—	—	8,362,981
Amortization of ESOP	—	14,362	50,255	—	—	64,617

Balance at September 30, 2003	$9,787	9,150,476	(732,665)	6,636,363	(22,247)	15,041,714

See accompanying notes to consolidated financial statements.

CCSB FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended September 30, 2003 and 2002

	2003	2002
Cash flows from operating activities:
Net earnings	$157,084	113,101
Adjustments to reconcile net earnings to net cash provided by (used for) operating activities:
Depreciation and amortization:
Deferred loans fees, net	(37,023)	(49,454)
Premises and equipment	241,083	233,446
Premiums and discounts, net	59,354	4,701
Mortgage servicing rights	122,806	55,294
ESOP expense	64,617	—
(Increase) decrease in accrued interest receivable	13,335	119,223
Increase (decrease) in accrued interest on deposits	(34,770)	(16,550)
Provision for loan losses	47,500	15,474
Loans originated for sale	(18,963,766)	(11,321,220)
Proceeds from sale of loans, net	19,668,768	10,976,741
Loss on foreclosed real estate, net	—	4,026
Gain on sale of loans	(233,502)	(127,021)
Change in other assets and other liabilities, net	143,603	(241,984)

Net cash provided by operating activities	1,249,089	(234,223)

Cash flows from investing activities:
Net change in loans receivable	(2,103,710)	9,408,507
Certificates of deposit:
Purchases	—	(192,350)
Proceeds from maturity	192,350	450,000
Securities held to maturity:
Proceeds from maturity	15,000	—
Securities available for sale:
Purchases	(6,500,000)	(5,091,937)
Proceeds from maturity or call	7,250,000	4,748,537
Principal collections	41,808	38,832
(Purchase) redemption of FHLB stock	617,900	—
Mortgage-backed securities available for sale:
Principal payments	3,462,837	887,441
Purchases	(15,098,291)	(2,597,520)
Additions to foreclosed real estate, net	—	128,947
Purchase of premises and equipment	(140,194)	(142,263)

Net cash provided by (used for) investing activities	$(12,262,300)	7,638,194

CCSB FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended September 30, 2003 and 2002

(Continued)

	2003	2002
Cash flows from financing activities:
Net increase (decrease) in deposits	$(238,374)	6,386,162
Proceeds from advances from the FHLB	1,500,000	—
Repayments of advances from the FHLB	(2,235,962)	(6,052,017)
Proceeds from issuance of common stock	8,362,981	—
Increase (decrease) in advances from borrowers for taxes and insurance	(115,485)	(98,317)

Net cash provided by (used for) financing activities	7,273,160	235,828

Net increase (decrease) in cash and cash equivalents	(3,740,051)	7,639,799
Cash and cash equivalents at beginning of year	11,045,672	3,405,873

Cash and cash equivalents at end of year	$7,305,621	11,045,672

Supplemental disclosures of cash flow information:
Cash paid (received) during the year for:
Interest on deposits and advances from FHLB	$1,497,255	2,394,771
Federal and state income taxes	$118,503	14,480
Real estate acquired in settlement of loans	$—	—

See accompanying notes to consolidated financial statements.

CCSB FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003 and 2002

and Years Ended September 30, 2003 and 2002

(1)	Summary of Significant Accounting Policies

CCSB Financial Corp. (the “Company”), a Delaware corporation, was incorporated in September 2002 to facilitate the conversion of Clay County Savings and Loan Association from a mutual savings association to a stock savings bank (the “Conversion”). The Company does not engage in any significant business other than serving as the holding company for the subsequently named Clay County Savings Bank (the “Bank”) following the conversion. The Company’s assets are the investment in the Bank, the loan to the employee stock ownership plan (ESOP) of the Bank, and deposits in the Bank and other financial institutions.

The following comprise the significant accounting policies that CCSB Financial Corp. and subsidiary (“Company”) follows in preparing and presenting their consolidated financial statements:

a.	The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Clay County Savings Bank. The Company’s principal business is the business of the Bank. All significant intercompany accounts and transactions have been eliminated.

b.	For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in other banks with original maturities of three months or less.

c.	Certificates of deposit are carried at cost, and have original maturities of more than three months.

d.	Securities and mortgage-backed securities (MBSs) classified as available for sale are reported at fair value, with unrealized gains and losses excluded from net earnings and reported in a separate component of stockholders’ equity. Securities and MBSs which the Company has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at cost, adjusted for amortization of premiums and accretion of discounts over the life of the security using the interest method. The Company does not purchase securities and MBSs for trading purposes. The cost of securities sold is determined by specific identification. Stock in the Federal Home Loan Bank of Des Moines is recorded at cost, which represents redemption value.

e.	Loans receivable, net are carried at unpaid principal balances, less loans in process, allowance for losses, and net deferred loan fees. Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized to interest income over the contractual life of the loan using the interest method. Loans originated and held for sale are carried at the lower of cost or market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

Gain on sale of loans is recognized once title has passed to the purchaser; substantially all risks and rewards of ownership have irrevocably passed to the purchaser and recourse obligations, if any, are minor and can be reasonably estimated. The Company presently sells loans without recourse.

f.	Specific valuation allowances are established for impaired loans for the difference between the loan amount and the fair value of collateral less estimated selling costs. The Bank determines that a loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement on a timely basis. The types of loans for which impairment is measured include nonaccrual income property loans (excluding loans collectively reviewed for impairment) and troubled debt restructurings. Such loans are placed on nonaccrual status at the point they are deemed uncollectible. Impairment losses are recognized through an increase in the allowance for loan losses. Loans are identified for evaluation based on payment status or internal asset review. A loan is considered delinquent when a payment has not been made by the contractual due date.

CCSB FINANCIAL CORP. AND SUBSIDIARY

g.	Allowances for losses are available to absorb losses incurred on loans receivable and represent additions charged to expense, less net charge-offs. Loans are charged off in the period deemed uncollectible. Recoveries of loans previously charged off are recorded when received. In determining the allowance for losses to be maintained, management considers current economic conditions, the Bank’s loan portfolio composition and historical loss experience used to estimate probable losses as well as change in the level of classified assets. Management also reviews individual loans for which full collectibility may not be reasonably assured and considers, among other matters, the estimated fair value of the underlying collateral. Management believes that all known and inherent losses in the loan portfolio that are both probable and reasonable to estimate have been recorded as of each balance sheet date.

h.	Mortgage servicing rights (MSRs), included in other assets, are amortized in proportion to, and over the period of, estimated net servicing income. Impairment of MSRs is assessed based on the fair value of those assets. Fair values are estimated using discounted cash flows based on a current market interest rate. Impairment is measured by stratifying MSRs based on the interest rate and term of loan. The amount of impairment recognized is the amount by which the carrying amount for a stratum exceeds fair value. The fair value of recognized MSRs amounted to $183,300 and $111,754 at September 30, 2003 and September 30, 2002, respectively. MSRs of $194,352 and $116,371 were capitalized during the years ended September 30, 2003 and 2002, respectively. Amortization of MSRs was $122,806 and $55,294 during the years ended September 30, 2003 and 2002, respectively. There were no valuation allowances at September 30, 2003 or 2002.

i.	Premises and equipment, net are carried at cost, less accumulated depreciation. Depreciation of premises and equipment is computed using the straight-line method based on the estimated useful lives of the related assets. Estimated lives are forty years for office buildings, fifteen to forty years for building improvements and three to ten years for furniture and equipment.

j.	Foreclosed real estate held for sale is carried at the lower of cost or fair value less estimated selling costs. Costs relating to improvement of foreclosed real estate are capitalized. Allowance for losses are available to absorb losses incurred on foreclosed real estate and represents additions charged to expense, less net gains or losses. In determining the allowance for losses to be maintained, management evaluates current economic conditions, fair value of the underlying collateral and risk characteristics of foreclosed real estate held for sale.

k.	Interest on securities, certificates of deposit, MBSs and loans receivable is accrued as earned. Interest on loans receivable deemed uncollectible is excluded from income until collected. When a loan is classified as nonaccrual, accrued interest is reversed against current income. Subsequent collection of interest on nonaccrual loans is recorded as income when received or applied to reduce the loan balance. Accrual of interest is resumed on previously classified nonaccrual loans, when there is no longer any reasonable doubt as to the timely collection of interest.

l.	Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that will more likely than not be realized. Income tax expense is the tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

m.	The Bank recognizes compensation expense equal to the average fair value of ESOP shares committed in accordance with Statement of Position 93-6.

CCSB FINANCIAL CORP. AND SUBSIDIARY

n.	Earnings per share are based upon the weighted-average shares outstanding. ESOP shares which have been committed to be released are considered outstanding. Basic and diluted earnings per share are based upon the weighted-average shares outstanding during the period of January 8, 2003 to September 30, 2003 which amounted to 902,871. Earnings for the quarter ended December 31, 2002 of $21,096 are not included.

o.	The following paragraphs summarize the impact of new accounting pronouncements:

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities”, effective for contracts entered into or modified after June 30, 2003. The statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. The adoption of SFAS No. 149 did not have a material effect on the Company’s financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The adoption of SFAS No. 150 did not have a material effect on the Company’s financial position or results of operations.

(2)	Risks and Uncertainties

The Bank is a community oriented financial institution, which provides traditional financial services within the areas it serves. The Bank is engaged primarily in the business of attracting deposits from the general public and using these funds to originate one- to four-family residential mortgage loans located primarily in Clay County and Platte County, Missouri. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions, which affect the reported amounts of assets and liabilities as of the balance sheet dates and income and expenses for the periods covered. Actual results could differ significantly from these estimates and assumptions.

The Bank’s operations are affected by interest rate risk, credit risk, market risk and regulations by the Office of Thrift Supervision (OTS). The Bank is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice more rapidly, or on a different basis, than its interest-earning assets. The Bank uses a net market value methodology provided by the OTS to measure its interest rate risk exposure. This exposure is a measure of the potential decline in the net portfolio value of the Bank based upon the effect of an increase or decrease in interest rates in 100 basis point increments. Net portfolio value is the expected net cash flows from the institution’s assets, liabilities and off-balance-sheet contracts. Credit risk is the risk of default on the Bank’s loan portfolio that results from the borrowers’ inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Bank. The Bank is subject to periodic examination by regulatory agencies, which may require the Bank to record increases in the allowances based on their evaluation of available information. There can be no assurance that the Bank’s regulators will not require further increases to the allowances.

CCSB FINANCIAL CORP. AND SUBSIDIARY

(3)	Securities

Securities are summarized as follows:

	2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Debt securities available for sale—
Federal agency obligations maturing:
After one through five years	$3,600,018	22,132	(3,900)	3,618,250
After five through ten years	998,758	5,642	—	1,004,400
SBA loan pool	183,765	—	(3,520)	180,245

	4,782,541	27,774	(7,420)	4,802,895
Equity securities available for sale—
AMF Adjustable Rate Mortgage Fund	1,000,000	—	(5,030)	994,970

	$5,782,541	27,774	(12,450)	5,797,865

Weighted-average rate	2.93%

	2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Debt securities available for sale—
Federal agency obligations maturing:
Within one year	$500,000	11,550	—	511,550
After one through five years	4,842,793	73,272	—	4,916,065
SBA loan pool	225,888	—	(4,417)	221,471

	5,568,681	84,822	(4,417)	5,649,086
Equity securities available for sale—
AMF Adjustable Rate Mortgage Fund	1,000,000	2,012	—	1,002,012

	$6,568,681	86,834	(4,417)	6,651,098

Debt securities held to maturity:
Municipal obligations maturing after one through five years	$15,479	—	(467)	15,012

Weighted-average rate	4.57%

The weighted-average rate is based on the coupon rate at the balance sheet date. Securities with a market value of $190,000 were pledged to secure certain savings deposits in excess of federal deposit insurance limitations at September 30, 2003.

CCSB FINANCIAL CORP. AND SUBSIDIARY

(4)	Mortgage-backed Securities

Mortgage-backed securities available for sale are summarized as follows:

	2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Available for sale:
FNMA	$8,204,904	43,172	(28,802)	8,219,274
FHLMC	2,095,353	3,354	(17,443)	2,081,264
GNMA	4,945,596	8,073	(57,385)	4,896,284

	$15,245,853	54,599	(103,630)	15,196,822

Weighted-average rate	3.63%

	2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Available for sale:
FNMA	$403,456	9,345	—	412,801
FHLMC	544,144	11,794	—	555,938
GNMA	2,727,343	14,496	(6,623)	2,735,216

	$3,674,943	35,635	(6,623)	3,703,955

Weighted-average rate	4.59%

The weighted-average rate is based on the coupon rate at the balance sheet date. Actual yield is expected to be lower and is directly affected by prepayments and related premium amortization. Adjustable-rate mortgage-backed securities amounted to $15,197,677 and $3,377,573 at September 30, 2003 and 2002, respectively.

(5)	Loans Receivable, Net

Loans receivable, net are summarized as follows:

	2003	2002
Real estate loans:
Single-family, 1-4 units	$32,876,278	39,173,333
Multi-family, 5 or more units	1,391,641	1,549,855
Construction	13,054,442	3,783,189
Commercial	4,974,576	3,707,603
Consumer loans	4,412,341	2,808,160
Commercial non-real estate loans	742,070	554,794
Loans secured by deposits	180,200	175,692

	57,631,548	51,752,626
Allowance for losses	(249,300)	(206,035)
Loans in process	(5,327,631)	(1,624,220)
Deferred loan fees, net	(58,556)	(19,543)

	$51,996,061	49,902,828

Weighted-average rate	5.98%	6.89%

CCSB FINANCIAL CORP. AND SUBSIDIARY

Loans serviced for others amounted to $27,315,429 and $18,243,915 at September 30, 2003 and 2002, respectively. Adjustable-rate loans included in the portfolio amounted to $32,884,013 and $31,323,706, at September 30, 2003 and 2002, respectively. Real estate construction loans at September 30, 2003 consist of $9,318,470 in single-family residences and the remainder in commercial real estate.

Commercial real estate loans consist of the following:

	2003	2002
Retail/office buildings	$2,219,527	1,995,291
Motel	837,355	—
Strip shopping center	427,470	443,966
Land	1,139,354	900,190
Other	350,870	368,156

	$4,974,576	3,707,603

Following is a summary of activity in allowances for losses:

	2003	2002
Balance, beginning of year	$206,035	190,313
Loan charge-offs	(10,846)	(2,552)
Loan recoveries	6,611	2,800
Provision charged to expense	47,500	15,474

Balance, end of year	$249,300	206,035

Following is a summary of loans to directors, executive officers and associates of such persons in excess of $60,000 in the aggregate for the year ended September 30, 2003:

Balance, beginning of year	$604,170
Additions	704,585
Repayments	(1,067,991)

Balance, end of year	$240,764

These loans were made on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated persons.

CCSB FINANCIAL CORP. AND SUBSIDIARY

Following is a summary of nonperforming loans:

	2003	2002
Nonaccrual loans	$11,302	45,296
Nonperforming loans continuing to accrue interest	—	—

Total nonperforming loans	$11,302	45,296

Allowance for losses on nonperforming loans	$2,826	2,265

Interest income recognized on nonperforming loans	$678	3,152

Interest income if nonperforming loans had been current	$922	4,412

Average balance of nonperforming loans	$26,131	84,790

Nonperforming loans with no related allowance for loan losses	$—	—

(6)	Premises and Equipment, Net

Premises and equipment, net are summarized as follows:

	2003	2002
Land	$685,257	685,257
Office buildings and improvements	3,741,381	3,774,397
Furniture and equipment	872,165	891,632
Automobiles	65,766	28,515

	5,364,569	5,379,801
Less accumulated depreciation	1,157,740	1,072,083

	$4,206,829	4,307,718

Depreciation expense for the years ended September 30, 2003 and 2002 was $241,083 and $233,446, respectively.

(7)	Foreclosed Real Estate Held for Sale, Net

Following is a summary of activity in allowance for losses:

	2003	2002
Balance, beginning of year	$—	5,178
Charge-offs, net of gain on sale	—	(9,204)
Loss (gain) charged to operations	—	4,026

Balance, end of year	$—	—

CCSB FINANCIAL CORP. AND SUBSIDIARY

(8)	Deposits

Deposits are summarized as follows:

Description and interest rate	2003	2002
Non-interest bearing NOW accounts	$3,257,619	2,196,491
NOW accounts, 0.28% and 1.04%, respectively	8,229,375	6,653,015
Savings accounts, 0.28% and 1.26%, respectively	5,890,997	5,695,109
Money market deposit accounts, 0.88% and 1.74%	14,994,670	14,389,441

Total transaction accounts	32,372,661	28,934,056

Certificates:
0.79 - 1.00%	3,541,663	—
1.01 - 2.00%	16,122,875	3,896,024
2.01 - 3.00%	4,847,969	17,382,567
3.01 - 4.00%	2,718,624	5,066,036
4.01 - 5.00%	2,269,739	3,427,653
5.01 - 6.00%	1,276,336	3,672,171
6.01 - 7.00%	1,074,856	2,084,590

Total certificates, 2.23% and 3.16%, respectively	31,852,062	35,529,041

Total deposits	$64,224,723	64,463,097

Weighted-average rate—total deposits	1.37%	2.35%

Interest on deposits is summarized as follows:

	2003	2002
NOW accounts	$37,350	72,062
Savings accounts	45,061	84,483
Money market deposit accounts	180,523	255,768
Certificates	910,208	1,468,102

Total deposits	$1,173,142	1,880,415

Certificate maturities are summarized as follows:

	2003	2002
First year	$23,016,488	27,269,497
Second year	4,712,962	3,725,357
Third year	2,334,325	3,066,465
Fourth year	531,530	997,231
Fifth year	1,256,757	470,491

	$31,852,062	35,529,041

The aggregate amount of transaction accounts and certificates in denominations of $100,000 or more at September 30, 2003 was $6,369,771 and $4,736,910, respectively. Deposits in excess of $100,000 are not Federally insured.

CCSB FINANCIAL CORP. AND SUBSIDIARY

(9)	Advances from the Federal Home Loan Bank

Advances from the FHLB of Des Moines are summarized as follows:

Final Maturity Date	Average Interest Rate at September 30, 2003	2003	2002
Within one year	6.33%	$2,919,300	2,139,200
Within two years	—	—	2,919,300
Within three years	—	—	—
December 2, 2013	5.25%	763,403	818,219
February 26, 2018	4.34%	1,458,054	—

		$5,140,757	5,876,719

Weighted-average rate		5.60%	6.12%

Principal maturities at September 30, 2003 are summarized as follows:
October 1, 2003 to September 30, 2004		$3,051,484
October 1, 2004 to September 30, 2005		138,586
October 1, 2005 to September 30, 2006		145,300
October 1, 2006 to September 30, 2007		152,343
October 1, 2007 to September 30, 2008		159,730
After September 30, 2008		1,493,314

		$5,140,757

At September 30, 2003 advances from the FHLB of Des Moines were secured by FHLB stock and single-family loans of $6,168,907.

(10)	Income Taxes

On August 20, 1996 the Small Business Job Protection Act of 1996 was signed into law. Tax bad debt reserves in excess of the base year level (September 30, 1988) are subject to recapture and payable in equal amounts over six years in tax years beginning October 1, 1998. The Bank used the experience method bad debt deduction for 2003 and 2002.

The provisions of SFAS No. 109 require the Bank to establish a liability for the tax effect of the tax bad debt reserves over the amounts at September 30, 1988. The Bank’s tax bad debt reserves at September 30, 1988, as adjusted, were $1,213,000. The estimated deferred tax liability on such amount is approximately $412,000, which has not been recorded in the accompanying financial statements. If these tax bad debt reserves are used for other than loan losses, the amount used will be subject to Federal income taxes at the then prevailing corporate rate.

CCSB FINANCIAL CORP. AND SUBSIDIARY

The components of the net deferred tax liability are summarized as follows:

	2003	2002
Deferred tax liabilities:
FHLB stock dividends	$83,226	83,226
Accrued income and expense	36,805	25,680
Tax bad debt reserves arising after September 30, 1988	23,954	47,908
Unrealized gain on securities available for sale	—	37,886
Other	14,893	14,056

Total deferred tax liabilities	158,878	208,756

Deferred tax assets:
Allowance for losses on loans	92,241	76,233
Unrealized loss on securities available for sale	11,461	—

Total deferred tax assets	103,702	76,233

Net deferred tax liability	$55,176	132,523

Income taxes are summarized as follows:

	2003	2002
Current:
Federal	$116,319	47,956
State	—	—

	116,319	47,956

Deferred:
Federal	(28,000)	10,000
State	—	—

	(28,000)	10,000

	$88,319	57,956

The provision for income taxes differs from the Federal statutory corporate tax rate as follows:

	Percentage of earnings before income taxes
	2003	2002
Federal statutory income tax rate	34.0%	34.0%
Increases (decreases) in tax rate:
Surtax exemption	(1.5)	(4.6)
Average fair value versus cost of ESOP shares	2.0	—
Other, net	1.5	4.5

Tax rate	36.0%	33.9%

(11)	Employee Benefits

The Bank is enrolled in a defined contribution pension plan which covers substantially all employees. Effective November 1, 2002, participants can contribute up to 75% of their salary, subject to certain restrictions imposed by Internal Revenue Code, which the Bank will match 50% of the employee contribution, up to a maximum of 6% of salary. Participants are fully invested upon enrollment in the pension plan. Pension plan expense was $32,458 and $29,723 for the years ended September 30, 2003 and 2002, respectively.

CCSB FINANCIAL CORP. AND SUBSIDIARY

The Company established a tax-qualified employee stock ownership plan (ESOP) in connection with the conversion from mutual to stock form. The Plan covers substantially all employees who have attained age 18 and completed one year of service. The ESOP purchased 78,292 shares of the Company’s common stock at $10 per share with a loan from the Company. The Bank makes annual contributions equal to the ESOP’s debt service less dividends (if any) on unallocated shares used to repay the loan. Dividends on allocated ESOP shares will be paid to participants of the ESOP and charged to retained earnings. The ESOP shares are pledged as collateral on the ESOP loan. The Plan provides that shares are released from collateral and allocated to participating employees based on the proportion of loan principal and interest repaid, and compensation of the participants. The number of ESOP shares committed to be released and unreleased shares at September 30, 2003 were 5,026 and 73,266, respectively. No shares have been allocated or released for allocation to date. ESOP expense for the year ended September 30, 2003 was $64,617. The fair value of unreleased ESOP shares based on market price of the Company’s stock was $1,026,000 at September 30, 2003.

(12)	Stockholders’ Equity and Minimum Regulatory Capital

On January 8, 2003 the Bank converted from mutual to stock form and changed its name to Clay County Savings Bank. The Bank became a wholly-owned subsidiary of a newly formed Delaware holding company, CCSB Financial Corp. The Company issued 978,650 shares of common stock at $10 per share in conjunction with the offering. Net proceeds from the sale of common stock in the offering were $8,362,981, after deduction of conversion costs of $640,599, and unearned compensation related to shares issued to the ESOP. The Company retained 50% of the net conversion proceeds less funds used to originate a loan to the Bank’s ESOP for the purchase of shares of common stock, and used the balance of the net proceeds to purchase all of the stock of the Bank in the conversion.

Deposit account holders and borrowers do not have voting rights in the Bank. Voting rights were vested exclusively with stockholders of the holding company. Deposit account holders continue to be insured by the SAIF. A liquidation account was established at the time of conversion in an amount equal to the capital of the Bank as of the date of the latest balance sheet contained in the final prospectus. Each eligible account holder or supplemental account holder is entitled to a proportionate share of this account in the event of a complete liquidation of the Bank, and only in such event. This share will be reduced if the account holder’s or supplemental account holder’s deposit balance falls below the amount on the date of record and will cease to exist if the account is closed. The liquidation account will never be increased despite any increase in the related deposit balance.

OTS regulations restrict the Bank’s ability to make capital contributions, including paying dividends. The regulations do not permit cash dividend payments if the Bank’s capital would be reduced below the amount of the minimum capital requirements or the liquidation account. The OTS may impose other restrictions.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to judgments by the regulators about components, risk-weightings and other factors. At September 30, 2003, the Bank met all capital adequacy requirements.

The Bank is also subject to the regulatory framework for prompt corrective action. The most recent notification from the regulatory agencies categorized the Bank as well capitalized. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the aforementioned notifications that management believes have changed the Bank’s category.

CCSB FINANCIAL CORP. AND SUBSIDIARY

The Bank’s actual and required capital amounts and ratios at September 30, 2003 are as follows:

			Minimum Required
	Actual		For Capital Adequacy		to be “Well Capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
Stockholders’ equity of the bank	$10,497
Unrealized loss on securities AFS, net	22

Tangible capital	$10,519	12.4%	$1,276	1.5%
Includable unrealized gain on equity securities available for sale, net	—
General valuation allowance	249

Total capital to risk-weighted assets	$10,768	24.2%	$3,554	8.0%	$4,442	10.0%

Tier 1 capital to risk-weighted assets	$10,519	23.7%	$1,777	4.0%	$2,665	6.0%

Tier 1 capital to total assets	$10,519	12.4%	$3,402	4.0%	$4,252	5.0%

(13)	Financial Instruments with Off-Balance-Sheet Risk

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments generally include commitments to originate loans and unused lines of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Bank’s maximum exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amount and related accrued interest receivable of those instruments. The Bank minimizes this risk by evaluating each borrower’s creditworthiness on a case-by-case basis. Generally, collateral held by the Bank consists of a first or second mortgage on the borrower’s property. Commitments at September 30, 2003 to originate variable and fixed-rate mortgage loans (including loans in process) were $1,988,000 and $4,470,000, respectively, generally expiring in 180 days or less. Interest rates for commitments to fund fixed-rate loans ranged from 5.00% to 5.75% at September 30, 2003.

Commitments on behalf of borrowers for variable and fixed-rate lines of credit were $3,882,000 and $52,000, respectively. Commitments for outstanding stand-by letters of credit were $257,000 at September 30, 2003.

(14)	Contingencies

At September 30, 2003, there were no known pending litigation or other claims that management believes will be material to the Company’s financial position.

CCSB FINANCIAL CORP. AND SUBSIDIARY

(15)	Fair Value of Financial Instruments

The carrying amounts and estimated fair values of the Company’s financial instruments are summarized as follows:

	2003		2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Non-trading instruments and nonderivatives:
Cash and cash equivalents	$7,305,621	7,305,621	11,045,672	11,045,672
Certificates of deposit	—	—	192,350	192,350
Securities available for sale	5,797,865	5,797,865	6,651,098	6,651,098
Securities held to maturity	—	—	15,479	15,012
Stock in FHLB of Des Moines	345,400	345,400	963,300	963,300
Mortgage-backed securities available for sale	15,196,822	15,196,822	3,703,955	3,703,955
Loans receivable, net	51,996,061	53,162,439	49,902,828	51,440,224
Loans held for sale	—	—	471,500	471,500
Accrued interest receivable	309,712	309,712	323,047	323,047
Deposits	64,224,723	64,630,661	64,463,097	65,130,373
Accrued interest on deposits	247	247	35,017	35,017
Advances from FHLB	5,140,757	5,164,359	5,876,719	6,054,710

The following methods and assumptions were used in estimating the fair values:

Cash and cash equivalents, certificates of deposit, accrued interest receivable and accrued interest on deposits are valued at their carrying amounts due to the relatively short period to maturity of the instruments.

Fair values of securities and mortgage-backed securities are based on quoted market prices or, if unavailable, quoted market prices of similar securities.

Stock in FHLB of Des Moines is valued at cost, which represents redemption value and approximates fair value.

Fair values are computed for each loan category using market spreads to treasury securities for similar existing loans in the portfolio and management’s estimates of prepayments.

Deposits with no defined maturities, such as NOW accounts, savings accounts and money market deposit accounts are valued at the amount payable on demand at the reporting date.

The fair value of certificates of deposit and advances from the FHLB is computed at fixed spreads to treasury securities with similar maturities.

CCSB FINANCIAL CORP. AND SUBSIDIARY

(16)	Condensed Parent Company Only Financial Statements

The following condensed balance sheet and condensed statements of earnings and cash flows for CCSB Financial Corp. should be read in conjunction with the consolidated financial statements and the notes thereto.

BALANCE SHEET

Assets	2003
Noninterest-bearing deposit in subsidiary bank	$63,865
Interest-bearing deposits in banks, including subsidiary bank	3,721,691

Total cash and cash equivalents	3,785,556
ESOP loan receivable	782,920
Investment in subsidiary bank	10,496,742
Refundable income taxes	14,415

Total assets	$15,079,633

Liabilities and Stockholders’ Equity
Total liabilities	$37,919
Stockholders’ equity	15,041,714

Total liabilities and stockholders’ equity	15,079,633

STATEMENT OF EARNINGS

Period from January 8, 2003 to September 30, 2003

Interest income	$65,765
Noninterest expense	(108,159)
Income taxes	14,415

Earnings (loss) before equity in undistributed earnings of the subsidiary bank	(27,979)
Equity in undistributed earnings of the subsidiary bank	185,063

Net earnings	$157,084

STATEMENT OF CASH FLOWS

Period from January 8, 2003 to September 30, 2003

Cash flows from operating activities:
Net earnings	$157,084
Adjustments to reconcile net earnings to net cash provided by (used for) operating activities:
Equity in undistributed earnings of the subsidiary bank	(185,063)
Other, net	23,504

Net cash provided by (used for) operating activities	(4,475)

Cash flows from investing activities
Loan to ESOP	(782,920)
Purchase of common stock of subsidiary bank	(4,572,950)

Net cash provided by (used for) investing activities	(5,355,870)

Cash flows from financing activities – proceeds from sale of common stock	9,145,901

Net increase (decrease) in cash and cash equivalents	3,785,556
Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	$3,785,556

CCSB FINANCIAL CORP. AND SUBSIDIARY

SHAREHOLDER AND CONTACT INFORMATION

Annual Meeting of Shareholders

The annual meeting of shareholders will be held Thursday, January 15, 2004, at 10 a.m., at the main office of CCSB Financial Corp. and Clay County Savings Bank located at 1178 West 152 Highway, Liberty, Missouri.

Annual Report on Form 10-KSB	Stock Trading Information

Copies of the Form 10-KSB for CCSB Financial	Symbol: CCFC
Corp. are available without charge upon written
request to:	Special Legal Counsel

CCSB Financial Corp.	Luse Gorman Pomerenk & Schick, P.C.
Attention: Deborah A. Jones, Secretary	5335 Wisconsin Avenue, N.W., Suite 400
1178 West 152 Highway	Washington, D.C. 20015
Liberty, Missouri 64068
Independent Certified Public Accountants
Copies are also available via the Internet at www.claycountysavings.com.	Michael Trokey & Company, P.C.
Certified Public Accountants
Transfer Agent	10411 Clayton Road
St. Louis, Missouri 63131
Registrar and Transfer Company 10 Commerce Drive Cranford, NJ 07016

1-800-368-5948 (Investor Relations)

BOARD OF DIRECTORS

CCSB Financial Corp.	Clay County Savings Bank

John R. Davis, Chairman of the Board, President and Chief Executive Officer of Company

John R. Cooper, Retired

George A. McKinley, Owner – Al McKInley, Inc.

Keith A. Oberkrom, District Manager – ATI Title Co.

Mario Usera, Executive Vice President of Company

William J. Turpin, Attorney – Wherritt and Turpin

Robert A. Whipple, Retired

John R. Cooper, Chairman of the Board William J. Turpin, Vice Chairman John R. Davis George A. McKinley Keith A. Oberkrom Mario Usera Robert A. Whipple

CORPORATE OFFICERS

CCSB Financial Corp. & Clay County Savings Bank	Additional Officers (Bank Only)

John R. Davis	Mary D. Gray
President and Chief Executive Officer	Vice President and Comptroller
Mario Usera	Dennis D. Hartman
Executive Vice President and Chief Financial Officer	Vice President
Deborah A. Jones	Laurie A. Sutton
Senior Vice President, Secretary, and Treasurer	Vice President
Debra S. Coltman	Kathyrn E. Varnon
Senior Vice President	Vice President

CCSB
Financial Corp.

Holding Company for

Clay County
Savings Bank

1178 West 152 Highway
Liberty, MO 64068
(816) 781-4500

303 South Jefferson
Kearney, MO 64060
(816) 628-4500

1101 South 169 Highway
Smithville, MO 64089
(816) 532-4500

134 North Water
Liberty, MO 64068
(816) 415-4500

www.claycountysavings.com

FDIC Insured

EQUAL HOUSING LENDER