Form 10KSB, Exhibit 13
period 2004-09-30
CCSB FINANCIAL CORP
filed 2004-12-20
CIK 1189356

Exhibit 13

CCSB FINANCIAL CORP.

LETTER TO STOCKHOLDERS

December 20, 2004

Dear Stockholder:

2004 was a year of transition for CCSB Financial Corp. We completed our first full fiscal year of operations. Although we sustained a small operating loss for the year, we feel that we are continuing to move forward in our plans for the future.

Last year, we were unable to grow sufficiently in a manner we considered prudent, to offset the anticipated increase in operating expenses resulting from becoming a public company. The impact of benefit plans approved by our stockholders, substantially higher legal and audit expenses, and the increased regulatory costs of being a public company were significant. At the same time, we were unable to sustain the level of gain on the sale of mortgage loans that was achieved in fiscal 2003, which was the primary factor in our profitability in 2003. Banking has also continued to be increasingly more competitive. For example, in Liberty, where we have two offices including our main facility, there are 13 current competitors having 21 locations serving a population of approximately 27,000. Another large regional bank is due to open a branch office in Liberty in early 2005. In 2004, we spent considerable effort reducing the excess liquidity we gained in converting to a public company. We will continue to focus on our niche as a community bank with increased emphasis on small and medium businesses.

Having briefly covered the past year’s business, I would like to state why we are looking to the future with increased optimism. We saw solid growth in assets fueled by a substantial growth in loans, particularly in commercial and consumer loans, which are traditionally higher yielding than our past primary business of single-family real estate loans. We had over a 33% growth in noninterest-bearing deposit accounts. As a result our net yield on earning assets improved from 3.30% in 2003 to 3.52% in 2004, and we returned to profitability in the fourth quarter. Further, during the past year we introduced a number of new services, including Internet Banking, and continued to enhance our technological information systems.

We are currently in the final stages of purchasing a branch site west of Liberty on the Highway 152 corridor, a new market for us where substantial new growth is being experienced. We are placing renewed emphasis on improving our Kearney and Smithville branches due to the steady growth occurring in these areas. We continue to have very few credit problems in our loan portfolio. We feel that we have positioned the Bank to grow substantially with increased profitability in a rising interest rate environment.

The Board, management, and employees have a substantial ownership investment in CCSB Financial Corp. We are confident that our plans and strategies will enhance stockholder value.

Sincerely,

/s/ John R. Davis
Chairman, President & CEO
CCSB Financial Corp.
President & CEO
Clay County Savings Bank

CCSB Financial Corp.

CORPORATE PROFILE AND GENERAL INFORMATION

CCSB Financial Corp.

CCSB Financial Corp. (the “Company”), a Delaware corporation, was incorporated in September 2002 to facilitate the conversion of Clay County Savings and Loan Association from a mutual savings association to a stock savings bank (the “Conversion”). The Company does not engage in any significant business other than serving as the holding company for Clay County Savings Bank (the “Bank”) following the conversion. The Company’s assets consist of the Company’s investment in the Bank, deposits in the Bank, a participation in a loan with the Bank, and the Company’s loan to the employee stock ownership plan of the Bank. The Company’s executive office is located at 1178 West Kansas, Liberty, Missouri 64068.

Clay County Savings Bank

The Bank is a community-oriented financial institution offering selected financial services to meet the needs of the communities it serves. Although established primarily to meet the home financing needs of the public, the Bank is now a full-service financial institution that serves the expanded credit needs of residents and businesses in its market area. The Bank currently offers a variety of deposit accounts, including personal and business checking accounts, passbook and statement savings accounts, flexible-term certificates of deposit, and individual retirement accounts. The Bank’s lending activity consists of permanent and construction single-family real estate loan financing, loans secured by multi-family and nonresidential real estate, home equity and other consumer lending, and commercial non-real estate financing.

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

COMMON STOCK PRICES AND DIVIDEND INFORMATION

The common stock of the Company is traded in the over-the-counter market and quoted on the over-the-counter Electronic Bulletin Board under the symbol “CCFC”. On January 8, 2003, upon the consummation of the Conversion, the Company issued 978,650 shares of common stock at $10 per share, inclusive of 78,292 shares held by the Bank’s employee stock ownership plan. On January 9, 2003, the stock opened at $11.85 per share and, as of the close on December 3, 2004, the latest sales price known to the Company was $14.99 per share.

From February to May 2004, the Company repurchased 50,000 shares of common stock, which were held as treasury stock. Subsequently, 38,145 shares of common stock held in the treasury account were transferred to the Company’s Recognition and Retention Plan (RRP) account, which was approved by stockholders on January 15, 2004. As of December 3, 2004, 50 shares of common stock awarded under the RRP had been forfeited and returned to the treasury account. At December 3, 2004, there were a total of 966,745 shares of common stock outstanding.

The Company has not paid dividends to date and the Board of Directors has not announced any immediate plans to pay dividends, although it may do so in the future subject to regulatory requirements and the Company’s financial condition and results of operations (See Note 9 of Notes to Consolidated Financial Statements).

The table below reflects the range of common stock closing prices by quarter since its issuance. Prices are inter-dealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions. As of December 3, 2004, there were approximately 257 holders of record of the Company’s common stock. This does not reflect the number of persons or entities who hold stock in nominee or “street name.”

	Fiscal 2003		Fiscal 2004
	High	Low	High	Low
Quarter Ended:
September 30	14.00	13.10	14.00	13.10
June 30	13.24	12.40	15.40	12.70
March 31	12.75	12.00	16.18	15.40
December 31	N/A	N/A	15.75	13.85

CCSB Financial Corp.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following table sets forth selected consolidated financial information and data of the Company at and for the periods indicated. The selected data as of and for the years ended September 30, 2002, 2001, and 2000 have been derived from the audited financial statements of the Bank. The Company had no assets or liabilities prior to its acquisition of the Bank in January 2003. The following information is only a summary, and should be read in conjunction with the consolidated financial statements and notes presented elsewhere in the Annual Report.

	At September 30,
	2004	2003	2002	2001	2000
	(In Thousands)
Selected Consolidated Financial Condition Data:
Total assets	$89,029	$85,471	$77,923	$77,648	$77,764
Loans receivable, net	59,513	51,996	49,903	59,277	64,089
Available-for-sale securities	18,076	20,995	10,355	8,383	5,817
Held-to-maturity securities	—	—	15	16	16
Deposits	65,335	64,225	64,463	58,077	52,979
Federal Home Loan Bank advances	8,206	5,141	5,877	11,929	17,199
Total stockholders’ equity	14,378	15,042	6,553	6,465	6,449

	Year Ended September 30,
	2004	2003	2002	2001	2000
	(In Thousands)
Selected Consolidated Operations Data:
Total interest and dividend income	$3,749	$3,988	$4,647	$5,566	$5,101
Total interest expense	(1,026)	(1,462)	(2,378)	(3,634)	(3,024)

Net interest income	2,723	2,526	2,269	1,932	2,077
Provision for loan losses	(55)	(48)	(16)	(21)	(12)

Net interest income after provision for loan losses	2,668	2,478	2,253	1,911	2,065

Fees and service charges	288	283	207	149	131
Amortization of mortgage servicing rights	(96)	(123)	(55)	(20)	(22)
Net gain on the sale of securities	13	—	—	3	—
Net gain on the sale of premises	—	—	—	69	—
Net gain on the sale of loans	16	234	127	40	—
Earnings on bank owned life insurance	28	—	—	—	—
Other noninterest income	14	18	17	15	16

Total noninterest income	263	412	296	256	125

Total noninterest expense	(2,972)	(2,645)	(2,378)	(2,337)	(2,055)

Earnings (loss) before income taxes	(41)	245	171	(170)	135

Income taxes	28	(88)	(58)	58	(27)

Net earnings (loss)	$(13)	$157	$113	$(112)	$108

Basic earnings (loss) per share (1)	$(0.01)	$0.15	N/A	N/A	N/A

Diluted earnings (loss) per share (1)	$(0.01)	$0.15	N/A	N/A	N/A

Dividends per share	N/A	N/A	N/A	N/A	N/A

(1)	Basic and diluted earnings per share are based upon the weighted-average shares outstanding, which amounted to 902,871, during the period of January 8, 2003, to September 30, 2003. Earnings for the quarter ended December 31, 2002 of $21,096 are not included

CCSB Financial Corp.

OTHER SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

	At or For the Years Ended September 30,
	2004	2003	2002	2001	2000
Operating Ratios:
Return on average assets	(0.02)%	0.19%	0.15%	(0.14)%	0.15%
Net yield on average interest-earning assets (1)	3.52	3.30	3.09	2.64	3.01
Net interest rate spread for year	3.38	3.13	3.00	2.56	2.76
Average interest-earning assets to average interest-bearing liabilities	110.02	109.17	102.85	101.53	105.68
Noninterest expense to average assets	3.46	3.17	3.06	3.01	2.77
Efficiency ratio (2)	101.42	90.03	92.73	106.77	93.30

Equity Ratios:
Return on average equity	(0.09)%	1.26%	1.74%	(1.73)%	1.69%
Average equity to average assets	17.03	14.97	8.37	8.31	8.63
Long-term borrowings to equity	43.16	13.89	56.20	90.90	31.16
Tier 1 leverage ratio	12.21	12.37	8.33	8.21	8.32
Tier 1 risk-based ratio	20.25	23.68	16.25	14.63	14.23
Total risk-based capital ratio	20.81	24.24	16.77	15.07	14.61

Asset Quality Ratios:
Net charge-offs (recoveries) to average nonperforming assets	12.42%	16.21%	(0.29)%	1.62%	10.47%
Net charge-offs (recoveries) to average loans outstanding during the period	0.01	0.01	—	0.01	0.05
Allowance for loan losses to gross loans receivable	0.47	0.43	0.41	0.31	0.26
Nonperforming loans to total assets	0.12	0.01	0.06	—	0.47
Nonperforming assets to total assets	0.12	0.01	0.06	0.17	0.72

Other Data:
Number of full-service offices	4	4	4	4	4

(1)	Net interest income divided by average interest-earning assets.
(2)	Noninterest expense divided by net interest income and noninterest income.

CCSB Financial Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

Certain statements in this annual report that relate to the Company’s plans, objectives or future performance may be deemed to be forward-looking statements within the meaning of Private Securities Litigation Act of 1995. These statements are based on the beliefs of management as well as the assumptions made using information currently available to management. Since these statements reflect the views of management concerning future events, these statements involve risks, uncertainties and assumptions. These risks and uncertainties include, among others:

•	the impact of changes in market interest rates and general economic conditions,

•	changes in government regulations,

•	changes in accounting principles, and

•	the quality or composition of the loan and investment portfolio.

Therefore, actual future results may differ significantly from results in the forward-looking statements due to a number of factors, which include, but are not limited to, factors discussed in the documents filed by the Company with the Securities and Exchange Commission (SEC) from time to time. Additional discussion of factors affecting the Company’s business and prospects is contained in periodic filings with the SEC.

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

Critical Accounting Policies

The Company has established various accounting policies, which govern the application of accounting principles generally accepted in the United States of America in the preparation of its financial statements. The Company’s significant accounting policies are described in the footnotes to the Consolidated Financial Statements. Certain accounting policies involve significant judgments and assumptions by management that have a material impact on the carrying value of certain assets and liabilities; management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates that could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

The allowance for losses on loans represents management’s best estimate of probable losses in the existing loan portfolio. The allowance for losses on loans is increased by the provision for losses on loans charged to expense and reduced by loans charged off, net of recoveries. The provision for losses on loans is determined based on management’s assessment of several factors: reviews and evaluations of specific loans, changes in the nature and volume of the loan portfolio, current economic conditions and the related impact on specific borrowers and industry groups, historical loan loss experience, the level of classified and nonperforming loans and the results of regulatory examinations.

Integral to the methodology for determining the adequacy of the allowance for loan losses is portfolio segmentation and impairment measurement. Under the Company’s methodology, loans are first segmented into 1) those comprising large groups of smaller-balance homogeneous loans, including single-family real estate loans and installment loans, that are collectively evaluated for

CCSB Financial Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

impairment and 2) all other loans that are individually evaluated. Those loans in the second category are further segmented utilizing a defined grading system which involves categorizing loans by severity of risk based on conditions that may affect the ability of the borrowers to repay their debt, such as current financial information, collateral valuations, historical payment experience, credit documentation, public information, and current trends. The loans subject to credit classification represent the portion of the portfolio subject to the greatest credit risk and where adjustments to the allowance for losses on loans as a result of provisions and charge-offs are most likely to have a significant impact on operations.

A periodic review of selected credits (based on loan size and type) is conducted to identify loans with heightened risk or probable losses and to assign risk grades. The primary responsibility for this review rests with the internal auditor/compliance officer. This review is supplemented with periodic examination of both selected credits and the credit review process by the applicable regulatory agencies and external auditors. The information from these reviews assists management in the timely identification of problems and potential problems and provides a basis for deciding whether the credit represents a probable loss or risk that should be recognized.

Loans are considered impaired if, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the fair value of the collateral for collateral-dependent loans. If the loan is not collateral-dependent, the measurement of impairment is based on the present value of expected future cash flows discounted at the historical effective interest rate or the observable market price of the loan. In measuring the fair value of the collateral, management uses the assumptions (e.g., discount rates) and methodologies (e.g., comparison to the recent selling price of similar assets) consistent with those that would be utilized by unrelated third parties. Impairment identified through this evaluation process is a component of the allowance for loan losses. If a loan that is individually evaluated for impairment is found to have none, it is grouped together with loans having similar characteristics (e.g., the same risk grade), and an allowance for loan losses is based upon historical average charge-offs for similar loans over the past five years, the historical average charge-off rate for developing trends in the economy, in industries and other factors. For portfolio loans that are evaluated for impairment as part of homogenous pools, an allowance is maintained based upon the average charge-offs for the past five years.

Changes in the financial condition of individual borrowers, in economic conditions, in historical loss experience and in the conditions of the various markets in which collateral may be sold may all affect the required level of the allowance for losses on loans and the associated provision for losses on loans.

Changes in Financial Condition

General – Total assets increased $3.5 million, or 4.2%, from $85.5 million at September 30, 2003, to $89.0 million at September 30, 2004. The growth was due to the increase in loans, which was funded from available liquidity and by a combination of deposit growth and advances from the Federal Home Loan Bank.

Loans – Net loans receivable increased $7.5 million, or 14.5%, from $52.0 million at September 30, 2003, to $59.5 million at September 30, 2004. This compares to an increase of $2.1 million, or 4.2%, from September 30, 2002, to September 30, 2003. The growth was primarily in commercial (real estate and non-real estate) and consumer loans. Commercial real estate loans increased $3.0 million, or 60.2%, from $5.0 million at September 30, 2003, to $8.0 million at September 30, 2004. The growth in commercial real estate loans was primarily attributed to the end-loan financing of two nonresidential construction loans. As a result, construction, land and land development loans decreased $677,000 from September 30, 2003, to September 30, 2004, despite continued strong construction lending activity. The growth in commercial non-real estate loans is attributed to new loan activity. Commercial non-real estate loans increased nearly twofold from $742,000 at September 30, 2003, to $1,426,000 at September 30, 2004. Consumer loans increased $2.1 million, or 46.9%, from $4.4 million at September 30, 2003, to $6.5 million at September 30, 2004. The consumer loan growth is attributed to the growth of the home equity line of credit portfolio. A slowdown in refinances decreased loan payoffs and secondary market activities, resulting in an increase in single-family real estate loans as well from $32.9 million at September 30, 2003, to $34.6 million at September 30, 2004.

The change in the loan portfolio mix is attributed to the focus on increasing shorter-term or adjustable-rate nonresidential real estate loans, construction and development loans, and consumer loans, which are also generally higher-yielding assets than the traditional single-family, real estate loans. The Bank also continued its strategy to primarily sell long-term, fixed-rate single-family real estate loans in the secondary market.

Cash and Cash Equivalents – During fiscal year 2004, there was also a shift from investments to loans in an effort to run off excess liquid assets, primarily fed funds sold and interest-bearing deposits. From September 30, 2003, to September 30, 2004, fed funds decreased from $3.2 million to $582,000, respectively, and interest-bearing deposits in banks decreased from $623,000 to $80,000. Management’s strategy has been to enhance the yield on earning assets by funding loan growth first with available liquid assets. The infusion of cash from the stock offering

CCSB Financial Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

in January 2003 had resulted in a substantial increase in liquid assets. It is now management’s goal to leverage the Company’s capital position through profitable growth opportunities in order to enhance net interest income and improve operating efficiencies.

Available-for-sale Securities – Available-for-sale securities decreased $2.9 million, or 13.9%, from $21.0 million at September 30, 2003, to $18.1 million at September 30, 2004. The decrease was both in investments in U.S. government agency securities and mortgage-backed securities (MBS). The investment in U.S. government agency securities decreased $1.6 million from September 30, 2003, to September 30, 2004, and the investment in MBS decreased $1.3 million in the same period.

Premises and Equipment – Premises and equipment decreased approximately $100,000 from $4.2 million at September 30, 2003, to $4.1 million at September 30, 2004, primarily due to depreciation and partially offset by investment in the upgrade of equipment and technology information systems. The Bank is currently finalizing the purchase of a tract of land as a site for a new branch facility. The anticipated closing is December 2004.

Bank Owned Life Insurance – In June and July 2004, the Bank purchased “key person” life insurance policies on three senior employees for a total cash surrender value of $2.5 million. At September 30, 2004, the cash surrender value had increased to $2,529,000.

Deposits – Deposits increased $1.1 million, or 1.7%, from $64.2 million at September 30, 2003, to $65.3 million at September 30, 2004, due to the growth in noninterest-bearing demand deposits, which increased $1.1 million, or 33.1%, from $3.3 million at September 30, 2003, to $4.3 million at September 30, 2004. The Bank has been focusing its funding strategy on transactional accounts as opposed to higher-costing and traditionally more interest-rate sensitive certificates of deposit. Savings, NOW and money market accounts decreased $690,000 during the same period but this was due to a decrease in money market accounts. The decrease in Savings, NOW and money market accounts was offset by an increase in time deposits of $722,000.

Borrowings – FHLB advances increased $3.3 million, or 59.6%, from $5.1 million at September 30, 2003, to $8.2 million at September 30, 2004. The advances were utilized to supplement cash flow needs to fund loans and also to lengthen the maturities of interest-bearing liabilities in this historically low interest rate environment. At September 30, 2004, outstanding FHLB advances had a weighted average yield of 2.85% and a weighted average remaining term to maturity of 50 months.

Stockholders’ Equity – Stockholders’ equity decreased from $15.0 million at September 30, 2003, to $14.4 million at September 30, 2004, primarily the result of the purchase of treasury stock and shares obtained for the Recognition and Retention Plan approved by stockholders in January 2004. Stockholders’ equity was further impacted by the operating loss and the increase in the unrealized loss on securities available for sale.

Results of Operations – Comparison of the Year

Ended September 30, 2004 and 2003

Summary – The Company incurred a net operating loss of $13,500 for the fiscal year ended September 30, 2004, compared to net earnings of $157,000 for the fiscal year ended September 30, 2003. The loss is attributed to the lack of sufficient growth to increase net interest income sufficiently to offset the decrease in noninterest income and the increase in noninterest expense. Noninterest income was significantly lower for the fiscal year ended September 30, 2004, than the fiscal year ended September 30, 2003, due to the lower gain on the sale of loans, which was the result of a slowdown of the refinancing market. Noninterest expense was higher in fiscal 2004 due to the additional costs associated with being a public company and the expense of benefit plans approved by stockholders.

Net Interest Income – Net interest income prior to the provision for loan losses increased $197,000, or 7.8%, for the fiscal year ended September 30, 2004, from the fiscal year ended September 30, 2003. The increase in net interest income can be attributed to an increase in net earning assets and an improved net interest spread. The average outstanding balance of interest-earning assets increased $837,000 from $76.6 million for the fiscal year ended September 30, 2003, to $77.4 million for the fiscal year ending September 30, 2004. The average outstanding balance of interest-bearing liabilities increased only $219,000 for the same period. As a result, average net interest-earning assets increased to $7.1 million in fiscal year 2004 from $6.4 million in fiscal year 2003.

In addition, due to the growth in loans, the shift from investments to loans, and the increase in noninterest-bearing checking accounts, the net interest spread between interest-earning assets and interest-bearing liabilities increased 25 basis points from 3.13% for fiscal year 2003 to 3.38% for fiscal year 2004. The historic decline in interest rates also had an impact on net interest income, contributing to both a lower yield on interest-earning assets and a lower cost of interest-bearing liabilities.

Interest Income – Interest income decreased $239,000, or 6.0%, to $3.75 million for the fiscal year ended September 30, 2004, from $4.0 million for the fiscal year ended September 30, 2003. Despite an increase in interest-earning assets and the shift from investments to loans, interest income was impacted by the historically low interest rates as interest income on loans and available-for-sale securities (which represent 96.6% of interest earning assets) both declined despite higher average outstanding balances.

CCSB Financial Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Interest income from loans receivable decreased $105,000 in fiscal year 2004, compared to fiscal year 2003, as the impact from the growth in loans was more than offset by higher-rate loans either being paid off, refinanced or modified to lower interest rates and adjustable-rate loans repricing to lower interest rates. The weighted average yield on loans decreased from 6.38% for fiscal year 2003 to 5.69% for fiscal year 2004. Interest income from available-for-sale securities decreased $38,000, compared to the prior fiscal year, as securities either matured or were called and new securities were purchased at lower interest rates. The weighted average yield on available-for-sale securities decreased from 3.35% in 2003 to 2.72% in 2004. Loans and available-for-sale securities comprised 96.6% of interest-earning assets in 2004.

Interest expense – The increase in noninterest-bearing transaction accounts and historically low interest rates have had a favorable impact on interest expense. Interest expense decreased $436,000, or 29.8%, to $1.0 million for the fiscal year ended September 30, 2004, from $1.5 million for the fiscal year ended September 30, 2003. Interest expense on deposits decreased $325,000, or 27.7%, for the fiscal year as compared to the prior fiscal year, as deposits repriced to lower rates and a greater percentage of the deposit mix was in noninterest-bearing transactional accounts. Due to the pay-off of higher-rate FHLB advances, interest expense on borrowings decreased $111,000, or 38.5%, for the fiscal year compared to the prior fiscal year.

Provision for Loan Losses – Provisions for loan losses are charged to operations in order to increase the allowance for loan losses to a level necessary to absorb management’s best estimate of probable loan losses in the loan portfolio as of the balance sheet date. Management considers, among other factors, historical loss experience, type and amount of loans in the portfolio, adverse circumstances that may affect the borrower’s ability to repay the loan, the estimated value of underlying collateral, and current economic conditions. This evaluation is ongoing and inherently subjective, as it requires estimates that are susceptible to significant revision as new information becomes available or circumstances change. Various regulatory agencies periodically review the allowance for loan losses and may require the Bank to record additional provisions based on their judgment of information available to them at the time of examination.

The Bank recorded a provision for loan losses of $55,000 in fiscal year 2004 compared to $48,000 in fiscal year 2003. The increase in the provision was due to the increase in commercial real estate and non-real estate loans and consumer loans. Management considers these loans to have a higher inherent risk than permanent one-to-four family real estate loans. The provision increased the allowance for loan losses to the amount considered adequate by management based on current economic conditions, loan portfolio composition, historical loss experience, and a review of selected individual loans.

Noninterest Income – Noninterest income decreased $149,000, or 36.1%, from $412,000 in fiscal year 2003 to $263,000 in fiscal year 2004. The decrease was primarily due to the decrease in gain on sale of loans resulting from the decline in secondary market activities. The decline in secondary market activities is the result of the slow down in refinancing activity, which was substantial in fiscal year 2003 and did not carry over into fiscal year 2004. As a result, the gain on sale of loans decreased $217,000 in comparison to the previous fiscal year. Gain on sale of loans totaled $16,000 in fiscal year 2004 compared to $234,000 in fiscal year 2003.

The impact of the reduced gain on sale of loans was partially offset in fiscal year 2004 by a gain on sale of available-for-sale securities of $13,000, a decrease in the amortization of mortgage servicing rights and the new investment in bank owned life insurance. The amortization of mortgage servicing rights decreased $26,000 in fiscal year 2004 from fiscal year 2003. The Bank recognizes a gain on sale of loans in part due to the value of servicing rights, which it retains, at the time the loan is sold and then the servicing rights are amortized in proportion to, and over the period of, estimated net servicing income. Earnings on bank owned life insurance in fiscal year 2004 was $29,000. The latter is expected to continue to have a positive impact on future noninterest income.

Service charges and other fees on loans increased $15,000 for the fiscal year ended September 30, 2004, compared to the fiscal year ended September 30, 2003, while service charges for deposit accounts decreased $10,000 from the prior year due primarily to lost revenue from debit card point of sale transactions. In January 2004, the Bank dropped its $1 service charge fee on point of sale transactions.

Noninterest expense. Noninterest expense increased $327,000, or 12.4%, from $2.6 million for the fiscal year ended September 30, 2003, to $3.0 million for the fiscal year ended September 30, 2004. The increase was due primarily to higher compensation and benefits expense, which is in part the result of a full year’s expense of the Employee Stock Ownership Plan (ESOP) approved as part of the conversion to stock form and the expense of the RRP approved in January 2004 by stockholders (See Note 11 of the Consolidated Financial Statements).

The ESOP and RRP expense was $95,000 and $105,000, respectively, for the fiscal year ended September 30, 2004, compared to $65,000 and $0, respectively, for the fiscal year ended September 30, 2003. Overall, compensation and benefits expense increased $266,000 in 2004 from 2003. Higher health insurance premium

CCSB Financial Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

costs, lower origination costs deferred pursuant to generally accepted accounting principles, and higher salaries and compensation for employees also contributed to the higher compensation and benefits expense.

Audit, legal and other professional services increased $19,000, or 17.5%, advertising expense increased $14,000, or 21.1%, and other noninterest expense increased $42,000, or 15.1%, from the previous fiscal year. The latter is related to costs associated with being a public company and formation of the holding company, including SEC filing expense, registrar and transfer fees, and franchise taxes. Higher data processing expense in 2004 compared to 2003 offset a decrease in occupancy and equipment expense. Correspondent banking charges were lower, by $15,000 or 25.2%, due to a change in correspondent banks.

Income Taxes. Due to the operating loss, the Company reflects a credit due on income taxes in 2004 as opposed to taxes due on the earnings reported in 2003.

Rate/Volume Analysis

The table below reflects the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by prior year’s rate); (ii) changes in rate (i.e., changes in rate multiplied by prior year’s volume); and (iii) changes attributable to both rate and volume (i.e., changes in volume multiplied by changes in rate).

	Year Ended September 30, 2004 vs. 2003
	Increase (Decrease) Due To
	Volume	Rate	Rate/ Volume	Total
	(Dollars in Thousands)
INTEREST-EARNING ASSETS:
Interest-bearing deposits in banks	$(73)	$52	$(46)	$(67)
Fed funds sold	(2)	(12)	1	(13)
Available-for-sale securities	76	(100)	(14)	(38)
Federal Home Loan Bank stock	(12)	(8)	4	(16)
Loans receivable	283	(358)	(30)	(105)

TOTAL INTEREST-EARNING ASSETS	$272	$(426)	$(85)	$(239)

INTEREST-BEARING LIABILITIES
Demand	$—	$—	$—	$—
Savings, NOW and money market	(7)	(85)	3	(89)
Time deposits	(30)	(213)	7	(236)
Federal Home Loan Bank advances	75	(148)	(38)	(111)

TOTAL INTEREST-BEARING LIABILITIES	$38	$(446)	$(28)	$(436)

Change in net interest income	$234	20	(57)	197

CCSB Financial Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Average Balances, Interest and

Average Yields and Rates

The following table presents, for the years indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. Non-accruing loans have been included in the table as loans carrying a zero yield. Interest-bearing liabilities include noninterest-bearing transaction accounts.

	Year Ended September 30,
	2004			2003
	Average outstanding balance	Interest earned/ paid	Interest yield/ rate	Average outstanding balance	Interest earned/ paid	Interest yield/ rate
	(Dollars in Thousands)
INTEREST-EARNING ASSETS:
Interest-bearing deposits in banks	$663	$15	2.26%	$5,917	$82	1.39%
Fed funds sold	1,538	8	0.52	1,743	21	1.20
Available-for-sale securities	18,276	498	2.72	16,004	536	3.35
Federal Home Loan Bank stock	402	8	1.99	821	24	2.92
Loans receivable (1)	56,553	3,220	5.69	52,110	3,325	6.38

TOTAL INTEREST-EARNING ASSETS	$77,432	$3,749	4.84%	$76,595	$3,988	5.21%

INTEREST-BEARING LIABILITIES
Demand (2)	$3,379	$—	—%	$2,620	$—	—%
Savings, NOW and money market	28,758	174	0.61	29,497	263	0.89
Time deposits	31,994	674	2.11	33,084	910	2.75
Federal Home Loan Bank advances	6,249	178	2.85	4,960	289	5.83

TOTAL INTEREST-BEARING LIABILITIES	$70,380	$1,026	1.46%	$70,161	$1,462	2.08%

Net interest income		$2,723			$2,526

Net interest spread			3.38%			3.13%

Net earning assets	$7,052			$6,434

Net yield on average interest-earning assets			3.52%			3.30%
Average interest-earning assets to average interest-bearing liabilities	110.02%			109.17%

(1)	Includes loans held for sale and net of loans in process and deferred fees and credits.
(2)	Includes NOW deposits carrying a zero yield.

CCSB Financial Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Asset/Liability Management

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

The following table was prepared by the OTS based upon information provided by management of the Bank and sets forth as of September 30, 2004, the estimated changes in fair value of equity based on the indicated interest rate environments:

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

	At September 30, 2004
	Net Portfolio Value (NPV)			NPV as % of PV of Assets
Changes (In Basis Points) in Interest Rates	$ Amount	$ Change	% Change	NPV Ratio	Basis Point Change
	(Dollars in thousands)
+300	$12,788	$(1,907)	(13)%	14.46%	(152)
+200	13,734	(961)	(7)	15.28	(70)
+100	14,417	(278)	(2)	15.83	(15)
0	14,695			15.98
-100	14,443	(252)	(2)	15.65	(33)
-200 (1)	N/A	N/A	N/A	N/A	N/A
-300 (1)	N/A	N/A	N/A	N/A	N/A

(1)	OTS no longer provides outputs associated with the -300 & -200 basis points scenarios because of the abnormally low prevailing interest rate environment.

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

Commitments to originate loans are legally binding agreements to lend to the Bank’s customers. Letters of credit are conditional commitments issued by the Bank to guarantee the performance of the borrower to a third party. At September 30, 2004, commitments, which generally expire in 180 days or less, to originate adjustable and fixed-rate real estate loans for portfolio were approximately $164,000. This included one fixed-rate loan for $45,000 at an interest rate of 6.5%. There were three commitments to originate consumer loans (all adjustable-rate) totaling $110,000 and one outstanding fixed-rate commercial non-real estate loan commitment totaling $16,000. In addition, at September 30, 2004, loans-in-process totaled $4.1 million at interest rates between 4.5% and 7.75%. Commitments on behalf of borrowers for unused lines of credit, which have original terms of five years or less, include home equity lines of credit totaling $3,821,000 and lines of credit (secured by commercial real estate and non-real estate) totaling $1,738,000. Outstanding standby letters of credit amounted to $24,000 at September 30, 2004.

Asset Quality

At September 30, 2004, there were two single-family real estate loans totaling $76,000 and one unsecured commercial non-real estate loan in the amount of $30,000 for a total of $106,000 in loans that were on nonaccrual status and classified substandard. There were no other nonperforming loans or assets, nonaccrual loans, or assets adversely classified. There were also no repossessed assets and no property classified as real estate owned. At September 30, 2004, there were three single-family real estate loans totaling $179,000 and two consumer loans totaling $15,000 designated as special mention. There were no other loans, which were not currently classified as nonaccrual, 90 days past due or restructured but where known information about possible credit problems of borrowers caused management to have serious concerns as to the ability of the borrowers to comply with present loan repayment terms and would result in disclosure as nonaccrual, 90 days past due or restructured.

Allowance for Loan Losses

At September 30, 2004, the allowance for loan losses was $300,000 compared to $249,000 at September 30, 2003. Management believes that all known losses in the loan portfolio that are both probable and reasonable to estimate have been recorded as of September 30, 2004. The following is a summary of activity in the allowance for loan losses:

	For the Year Ended September 30,
	2004	2003
Balance, beginning of year	$249,300	$206,035
Loan charge-offs	(6,450)	(10,846)
Loan recoveries	2,006	6,611
Provision charged to expense	55,144	47,500

Balance, end of year	$300,000	$249,300

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

At September 30, 2004, the Bank exceeded regulatory capital requirements with core and risk-based capital of $10.7 million and $11.1 million, or 12.2% and 20.8% of adjusted total assets and risk-weighted assets, respectively. These capital requirements exceeded minimum requirements of 4.0% and 8.0% for adjusted total assets and risk-weighted assets, respectively. Under regulatory guidelines, the Bank was considered well-capitalized at September 30, 2004.

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

CCSB Financial Corp.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders

CCSB Financial Corp.

Liberty, Missouri

We have audited the accompanying consolidated balance sheet of CCSB Financial Corp. as of September 30, 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of CCSB Financial Corp. as of and for the year ended September 30, 2003, were audited by other accountants whose report dated November 7, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 consolidated financial statements referred to above present fairly, in all material respects, the financial position of CCSB Financial Corp. as of September 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

Solutions

for

Success

St. Louis, Missouri
October 22, 2004

CCSB FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

September 30, 2004 and 2003

	2004	2003
ASSETS:

Cash and due from banks	$2,950,102	$3,461,690
Interest-bearing deposits in banks	79,566	622,931
Federal funds sold	582,000	3,221,000

Total cash and cash equivalents	3,611,668	7,305,621

Available-for-sale securities	18,076,040	20,994,687
Federal Home Loan Bank stock	492,100	345,400
Loans, net of allowance for loan losses of $300,000 and $249,300 at September 30, 2004 and 2003	59,512,972	51,996,061
Loans held for sale	107,000	—
Premises and equipment, net	4,092,410	4,206,829
Accrued interest receivable	274,079	309,712
Bank owned life insurance - cash surrender value	2,528,698	—
Other assets, including prepaid taxes of $28,371 in 2004 and $0 in 2003	334,482	313,023

TOTAL ASSETS	$89,029,449	$85,471,333

LIABILITIES AND STOCKHOLDERS’ EQUITY:

Deposits
Demand	$4,337,369	$3,257,619
Savings, NOW and money market	28,422,812	29,115,042
Time deposits	32,574,367	31,852,062

Total deposits	65,334,548	64,224,723

Federal Home Loan Bank advances	8,205,633	5,140,757
Advances from borrowers for taxes and insurance	634,223	572,577
Interest payable and other liabilities	477,426	422,146
Accrued income taxes	—	14,240
Deferred income taxes	—	55,176

TOTAL LIABILITIES	74,651,830	70,429,619

Commitments and contingencies
Preferred stock, $0.01 par value; 500,000 shares authorized; none issued	—	—
Common stock, $0.01 par value; 2,500,000 shares authorized; 978,650 shares issued	9,787	9,787
Additional paid-in capital	9,190,436	9,150,476
Treasury stock, at cost, 11,880 shares at September 30, 2004	(167,033)	—
Unearned ESOP shares	(667,805)	(732,665)
Unearned RRP shares	(502,583)	—
Retained earnings - substantially restricted	6,622,865	6,636,363
Accumulated other comprehensive income (loss)	(108,048)	(22,247)

TOTAL STOCKHOLDERS’ EQUITY	14,377,619	15,041,714

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$89,029,449	$85,471,333

See accompanying notes to consolidated financial statements.

CCSB FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended September 30, 2004 and 2003

	2004	2003
INTEREST AND DIVIDEND INCOME:
Loans	$3,219,808	$3,324,775
Investment and mortgage-backed securities	498,210	536,221
FHLB stock	8,484	24,321
Other interest-earning assets	22,641	102,821

TOTAL INTEREST AND DIVIDEND INCOME	3,749,143	3,988,138

INTEREST EXPENSE:
Deposits	848,602	1,173,142
Borrowings	177,986	289,343

TOTAL INTEREST EXPENSE	1,026,588	1,462,485

NET INTEREST INCOME	2,722,555	2,525,653
Provision for loan losses	55,144	47,500

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	2,667,411	2,478,153

NONINTEREST INCOME:
Charges and other fees on loans	114,115	99,004
Charges and other fees on deposit accounts	173,604	183,969
Amortization of mortgage servicing rights	(96,418)	(122,806)
Net gain on sale of loans	16,264	233,502
Net gain on sale of securities	12,941	—
Earnings on bank owned life insurance	28,698	—
Other	14,169	18,701

TOTAL NONINTEREST INCOME	263,373	412,370

NONINTEREST EXPENSE:
Compensation and benefits	1,752,816	1,486,739
Occupancy and equipment	468,504	476,072
Data processing	162,658	153,127
SAIF deposit insurance premium	10,049	11,480
Audit, legal and other professional services	129,193	109,991
Advertising	82,310	67,840
Correspondent banking charges	45,253	60,532
Other	321,590	279,339

TOTAL NONINTEREST EXPENSE	2,972,373	2,645,120

EARNINGS (LOSS) BEFORE INCOME TAXES	(41,589)	245,403

PROVISION FOR INCOME TAXES	(28,091)	88,319

NET EARNINGS (LOSS)	$(13,498)	$157,084

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	$(0.01)	$0.15

See accompanying notes to consolidated financial statements.

CCSB FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years Ended September 30, 2004 and 2003

	Common Stock	Additional Paid-In Capital	Unearned ESOP Shares	Unearned RRP Shares	Treasury Stock	Total Retained Earnings	Accumulated Other Comprehensive Earnings, Net	Total Stockholders’ Equity
Balance at September 30, 2002	$—	—	—	—	—	6,479,279	73,543	6,552,822

Net earnings (loss)	—	—	—	—	—	157,084	—	157,084
Unrealized gain (loss) on securities available for sale, net	—	—	—	—	—	—	(95,790)	(95,790)

Comprehensive earnings (loss)	—	—	—	—	—	157,084	(95,790)	61,294
Proceeds from issuance of common stock	9,787	9,136,114	(782,920)	—	—	—	—	8,362,981
Amortization of ESOP	—	14,362	50,255	—	—	—	—	64,617

Balance at September 30, 2003	9,787	9,150,476	(732,665)	—	—	6,636,363	(22,247)	15,041,714

Net earnings (loss)	—	—	—	—	—	(13,498)	—	(13,498)
Unrealized gain (loss) on securities available for sale, net	—	—	—	—	—	—	(85,801)	(85,801)

Comprehensive earnings (loss)	—	—	—	—	—	(13,498)	(85,801)	(99,299)
Amortization of ESOP	—	29,788	64,860	—	—	—	—	94,648
Amortization of RRP	—	—	—	105,431		—	—	105,431
Purchase of Treasury Stock	—	10,172	—	(608,014)	(167,033)	—	—	(764,875)

Balance at September 30, 2004	$9,787	9,190,436	(667,805)	(502,583)	(167,033)	6,622,865	(108,048)	14,377,619

See accompanying notes to consolidated financial statements.

CCSB FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended September 30, 2004 and 2003

	2004	2003
OPERATING ACTIVITIES:
Net earnings (loss)	$(13,498)	$157,084
Items not requiring (providing) cash:
Depreciation and amortization	227,369	241,083
Provision for loan losses	55,144	47,500
Amortization of premiums and discounts on securities	89,369	59,354
Amortization of mortgage servicing rights	96,418	122,806
Compensation related to incentive plans	105,431	—
Compensation related to ESOP	94,648	64,617
Deferred income taxes	(90,734)	—
Deferred loans fees, net	(52,706)	(37,023)
Net realized gains on available-for-sale securities	(12,941)	—
Originations of mortgage loans held for sale	(1,226,200)	(18,963,766)
Proceeds from the sale of mortgage loans	1,135,464	19,668,768
Net gains on loans sold	(16,264)	(233,502)
Changes in:
Interest receivable	35,633	13,335
Cash surrender value of life insurance	(28,698)	—
Other assets	(9,748)	(89,284)
Prepaid income taxes	(8,905)	(28,000)
Interest payable and other liabilities	55,280	226,117

Net cash provided by operating activities	435,062	1,249,089

INVESTING ACTIVITIES:
Purchases of available-for-sale securities	(6,111,165)	(21,598,291)
Proceeds from sales, maturity or call of available-for-sale securities	4,048,929	7,250,000
Proceeds from sales, maturity or call of held-to-maturity securities	—	207,350
Repayment of principal on mortgage-backed securities	4,711,836	3,462,837
Principal collections on available-for-sale securities	28,912	41,808
(Purchase) redemption of FHLB stock, net	(146,700)	617,900
Net change in loans	(7,519,349)	(2,103,710)
Purchase of bank owned life insurance	(2,500,000)	—
Purchase of premises and equipment	(112,950)	(140,194)

Net cash provided by (used for) investing activities	(7,600,487)	(12,262,300)

(Continued)

CCSB FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended September 30, 2004 and 2003

(Continued)

	2004	2003
FINANCING ACTIVITIES:
Net increase (decrease) in deposits	$1,109,825	$(238,374)
Proceeds from Federal Home Loan Bank overnight funds	5,500,000	—
Repayments of Federal Home Loan Bank overnight funds	(5,500,000)	—
Proceeds from fed funds purchased	9,186,000	—
Repayments of fed funds purchased	(9,186,000)	—
Proceeds from Federal Home Loan Bank fixed-maturity advances	6,822,000	1,500,000
Repayments of Federal Home Loan Bank fixed-maturity advances	(3,757,124)	(2,235,962)
Proceeds from issuance of common stock	—	8,362,981
Acquisition of treasury stock	(764,875)	—
Net change in advances from borrowers for taxes and insurance	61,646	(115,485)

Net cash provided by (used for) financing activities	3,471,472	7,273,160

NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,693,953)	(3,740,051)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	7,305,621	11,045,672

CASH AND CASH EQUIVALENTS, END OF YEAR	$3,611,668	$7,305,621

Supplemental cash flow information:
Interest paid	$1,018,245	$1,497,255
Income tax paid (net of refunds)	$105,255	$118,503

See accompanying notes to consolidated financial statements.

CCSB FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004 and 2003

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

CCSB Financial Corp. (the “Company”), a Delaware corporation incorporated in September 2002, is a financial holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, Clay County Savings Bank (the “Bank”). The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in the northern part of metropolitan Kansas City, Missouri. The Bank is subject to competition from other financial institutions. The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

CASH EQUIVALENTS

The Bank considers all liquid investments with original maturities of three months or less to be cash equivalents.

SECURITIES

Available-for-sale securities, which include any security for which the Bank has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

LOANS HELD FOR SALE

Mortgage loans originated and intended for sale on the secondary market are carried at the lower of cost or fair value in the aggregate.

LOANS

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status at 90 days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection.

CCSB FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004 and 2003

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

PREMISES AND EQUIPMENT

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets.

FEDERAL HOME LOAN BANK STOCK

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

FORECLOSED ASSETS HELD FOR SALE

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net income or expense from foreclosed assets.

MORTGAGE SERVICING RIGHTS

Mortgage servicing rights on originated loans that have been sold are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristics currently used for stratification are type of loan, interest rate and remaining term to maturity. The amount of impairment is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

INCENTIVE PLANS

The Company accounts for its recognition and retention plan (RRP) in accordance with Accounting Principle Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees. The aggregate purchase price of all shares owned by the incentive plan is reflected as a reduction of stockholders’ equity. Compensation expense is based on the market price of the Company’s stock on the date the shares are granted and is recorded over the vesting period. The difference between the aggregate purchase price and the fair value on the date granted of the shares earned is recorded as an adjustment to additional paid-in capital.

CCSB FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004 and 2003

EMPLOYEE STOCK OWNERSHIP PLAN

The Company accounts for its employee stock ownership plan (ESOP) in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position 93-6. The cost of shares issued to the ESOP but not yet allocated to participants is presented in the consolidated balance sheet as a reduction of stockholders’ equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to additional paid-in capital. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are reflected as a reduction of debt.

Shares are considered outstanding for earnings per share calculations when they are committed to be released; unallocated shares are not considered outstanding.

TREASURY STOCK

Treasury stock is stated at cost. Cost is determined by the first-in, first-out method.

STOCK OPTIONS

At September 30, 2004, the Bank has a stock-based employee compensation plan, which is described more fully in Note 12. The Bank accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Bank had applied the fair value provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	For the Year Ended September 30,
	2004	2003
Net earnings (loss)	$(13,498)	$157,084
Add: Stock-based employee compensation expense included in reported income, net of related tax effects	—	—
Less: Total stock-based employee compensation expense determined under fair value based method for stock options, net of related tax effects	(63,845)	N/A

Pro forma net earnings (loss)	$(77,343)	$157,084

Earnings (loss) per share:
Basic and diluted - as reported	$(0.01)	$0.15

Basic and diluted - pro forma	$(0.09)	$0.15

INCOME TAXES

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its subsidiary.

EARNINGS PER SHARE

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year. Unearned ESOP shares and unallocated incentive shares have been excluded from the computation of average shares outstanding.

CCSB FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004 and 2003

RECLASSIFICATIONS

Certain reclassifications have been made to the 2003 financial statements to conform to the 2004 financial statement presentation. These reclassifications had no effect on net earnings (loss).

THE FOLLOWING PARAGRAPHS SUMMARIZE THE IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS:

In December 2003, the FASB issued FASB Interpretation No. (FIN) 46(R), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FIN 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company will be required to apply FIN 46R to all entities subject to this Interpretation no later than the end of the first reporting period that ends after December 15, 2004. This Interpretation must be applied to those entities that are consolidated to be special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003.

For any variable interest entities that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the variable interest entities initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities, and non-controlling interests of the variable interest entities. The application of this Interpretation is not expected to have a material effect on the Company’s consolidated financial statements.

In May 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The provisions of this Statement are effective for financial instruments entered into or modified after May 31, 2003, and otherwise are effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before May 15, 2003, and still existing at the beginning of the interim period of adoption. The adoption of this new standard is not expected to have an impact on the consolidated financial position or results of operations of the Company.

In May 2004, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin (SAB) No. 105, Loan Commitments Accounted for as Derivative Instruments, providing guidance on the accounting for loan commitments that related to the origination of mortgage loans that will be held for sale pursuant to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which was released in 1998 and FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which was issued in 2003. The SEC staff has expressed their view that loan commitments that relate to the origination of mortgage loans that will be held for resale are written options from the perspective of the prospective lender. Thus, upon the origination of a loan commitment, the SEC staff believes that the fair value of a loan commitment should be recorded as a liability with the offset to expense to the extent consideration has not been received. The written option would remain a liability until the expiration or culmination of the contract. The provisions of SAB No. 105 are effective for derivatives entered into after March 31, 2004. Retroactive application is not required. The Company does not expect the adoption of this staff accounting bulletin to materially impact the Company’s financial statements or results of operations.

CCSB FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004 and 2003

NOTE 2: SECURITIES

The amortized cost and approximate fair value of available-for-sale securities are as follows:

	September 30, 2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
U.S. Government Agencies	$2,997,288	$2,712	$(9,550)	$2,990,450
SBA-backed securities	157,029	—	(1,699)	155,330
Mortgage-backed securities	14,085,431	40,821	(184,925)	13,941,327
Equity securities	1,000,000	—	(11,067)	988,933

	$18,239,748	$43,533	$(207,241)	$18,076,040

	September 30, 2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
U.S. Government Agencies	$4,598,776	$27,774	$(3,900)	$4,622,650
SBA-backed securities	183,765	—	(3,520)	180,245
Mortgage-backed securities	15,245,853	54,599	(103,630)	15,196,822
Equity securities	1,000,000	—	(5,030)	994,970

	$21,028,394	$82,373	$(116,080)	$20,994,687

The amortized cost and fair value of available-for-sale securities at September 30, 2004, by contractural maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-Sale
	Amortized Cost	Fair Value
U.S. Government Agencies:
Within one year	$—	$—
One to five years	2,997,288	2,990,450
Five to ten years	—	—
After ten years	—	—

	2,997,288	2,990,450
Mortgage-backed securities	14,085,431	13,941,327
SBA-backed securities	157,029	155,330
Equity securities	1,000,000	988,933

	$18,239,748	$18,076,040

The carrying value of securities pledged as collateral, to secure public deposits and for other purposes, was $2,710,000 at September 30, 2004, and $190,000 at September 30, 2003.

Gross gains of $12,941 resulting from the sale of mortgage-backed securities were realized in 2004. No sales of available-for-sale securities occurred in 2003.

CCSB FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004 and 2003

Certain investments in debt (and marketable equity) securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at September 30, 2004, was $13,747,936, which is approximately 65% of the Company’s available-for-sale and held-to-maturity investment portfolio. These declines primarily resulted from recent increases in market interest rates. Based on evaluation of available evidence, including recent changes in market interest rates and credit rating information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary. Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following table shows the investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at September 30, 2004.

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government Agencies	$990,450	$(9,550)	$—	$—	$990,450	$(9,550)
SBA-backed securities	—	—	155,330	(1,699)	155,330	(1,699)
Mortgage-backed securities	3,824,542	(38,167)	7,788,680	(146,759)	11,613,222	(184,926)
Equity securities	—	—	988,934	(11,066)	988,934	(11,066)

Total temporarily-impaired securities	$4,814,992	$(47,717)	$8,932,944	$(159,524)	$13,747,936	$(207,241)

NOTE 3: LOANS AND ALLOWANCE FOR LOAN LOSSES

Categories of loans at September 30, include:

	2004	2003
Real estate loans:
Single-family, 1-4 units	$34,552,854	$32,876,278
Multi-family, 5 or more units	1,113,181	1,391,641
Construction, land & land development	12,377,462	13,054,442
Commercial	7,971,077	4,974,576
Consumer loans	6,483,545	4,412,341
Commercial non-real estate loans	1,426,224	742,070
Loans secured by deposits	197,734	180,200

	64,122,077	57,631,548
Allowance for losses	(300,000)	(249,300)
Loans in process	(4,138,292)	(5,327,631)
Deferred loan fees, net	(63,813)	(58,556)

	$59,619,972	$51,996,061

Activity in the allowance for loan losses was as follows:

	2004	2003
Balance, beginning of year	$249,300	$206,035
Loan charge-offs	(6,450)	(10,846)
Loan recoveries	2,006	6,611
Provision charged to expense	55,144	47,500

Balance, end of year	$300,000	$249,300

CCSB FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004 and 2003

Impaired loans totaled $106,010 and $11,302 at September 30, 2004 and 2003, respectively. An allowance for loan losses of $11,203 and $2,826 relates to all impaired loans at September 30, 2004 and 2003, respectively. Interest income of $4,557 and $678 was recognized on a cash basis on these loans for the years ended September 30, 2004 and 2003, respectively. Gross interest income would have been $8,065 and $922 on these loans for the years ended September 30, 2004 and 2003, respectively, if the interest payments had been received in accordance with the original terms. The average balance of impaired loans for 2004 and 2003 were $35,788 and $26,131, respectively.

NOTE 4: PREMISES AND EQUIPMENT

Major classifications of premises and equipment, stated at cost, are as follows:

	2004	2003
Land	$695,257	$685,257
Buildings and improvements	3,743,397	3,741,381
Equipment	884,870	872,165
Automobiles	65,766	65,766

	5,389,290	5,364,569
Less accumulated depreciation	1,296,880	1,157,740

	$4,092,410	$4,206,829

NOTE 5: LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others were $24,593,513 and $27,315,429 at September 30, 2004 and 2003, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were $420,003 and $417,700 at September 30, 2004 and 2003, respectively.

The aggregate fair value of capitalized mortgage servicing rights at September 30, 2004 and 2003, totaled $98,074 and $183,300 respectively. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, risk characteristics, including type of loan, interest rate and remaining term to maturity, were used to stratify the originated servicing rights.

Activity in mortgage servicing rights were as follows:

	2004	2003
Balance, beginning of year	$183,300	$111,754
Servicing rights capitalized	11,192	194,352
Amortization of servicing rights	(96,418)	(122,806)

Balance, end of year	$98,074	$183,300

CCSB FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004 and 2003

NOTE 6: INTEREST-BEARING DEPOSITS

Interest-bearing deposits in denominations of $100,000 or more were $13,744,723 and $6,369,771 at September 30, 2004 and 2003, respectively.

At September 30, 2004, the scheduled maturities of time deposits are as follows:

October 1, 2004 to September 30, 2005	$23,760,285
October 1, 2005 to September 30, 2006	4,222,931
October 1, 2006 to September 30, 2007	1,213,543
October 1, 2007 to September 30, 2008	1,337,932
October 1, 2008 to September 30, 2009	2,039,676

$32,574,367

NOTE 7: FEDERAL HOME LOAN BANK ADVANCES

Federal Home Loan Bank advances are summarized as follows by maturity at September 30, 2004:

October 1, 2004 to September 30, 2005	$2,000,000
October 1, 2005 to September 30, 2006	1,000,000
October 1, 2006 to September 30, 2007	1,750,000
October 1, 2007 to September 30, 2008	1,000,000
October 1, 2008 to September 30, 2009	1,072,000
Thereafter	1,383,633

$8,205,633

The Federal Home Loan Bank advances, bearing a weighted average interest rate of 2.82%, are secured by single-family loans of $9,846,760 and FHLB stock.

NOTE 8: INCOME TAXES

The provision for income taxes includes these components:

	2004	2003
Taxes currently payable	$62,643	$116,319
Deferred income taxes	(90,734)	(28,000)

Income tax expense	$(28,091)	$88,319

A reconciliation of income tax expense at the statutory rate to the Company’s actual income tax expense is shown below:

	2004	2003
Computed at the statutory rate	$(14,140)	$83,437
Increase (decrease) resulting from:
Tax-exempt income	(9,757)	—
Other	(4,194)	4,882

Actual tax expense	$(28,091)	$88,319

CCSB FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004 and 2003

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2004	2003
Deferred tax assets
Allowance for loan losses	$111,000	$92,241
Unrealized loss on securities available for sale	55,661	11,461
Recognition and retention plan	39,009
Other	34,289	32,857

Total deferred tax assets	239,959	136,559

Deferred tax liabilities:
FHLB stock dividends	83,226	83,226
Mortgage-servicing rights	36,287	67,821
Tax bad debt reserves arising after September 30, 1988	23,954	23,954
Other	16,734	16,734

Total deferred tax liabilities	160,201	191,735

Net deferred tax asset (liability)	$79,758	$(55,176)

NOTE 9: STOCKHOLDERS’ EQUITY AND REGULATORY MATTERS

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

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table that follows). Management believes, as of September 30, 2004 and 2003, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2004, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

CCSB FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004 and 2003

The Bank’s actual capital amounts and ratios are also presented in the table.

			Minimum Required
	Actual		for Capital Adequacy		to be “Well Capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
AS OF SEPTEMBER 30, 2004:

Total risk-based capital to risk-weighted assets	$11,067	20.8%	$4,254	8.0%	$5,317	10.0%
Tier 1 capital to risk-weighted assets	$10,767	20.2%	$2,127	4.0%	$3,190	6.0%
Tier 1 capital to total assets	$10,767	12.2%	$3,529	4.0%	$4,411	5.0%

AS OF SEPTEMBER 30, 2003:

Total risk-based capital to risk-weighted assets	$10,768	24.2%	$3,554	8.0%	$4,442	10.0%
Tier 1 capital to risk-weighted assets	$10,519	23.7%	$1,777	4.0%	$2,665	6.0%
Tier 1 capital to total assets	$10,519	12.4%	$3,402	4.0%	$4,252	5.0%

The Bank’s ability to pay dividends on its common stock to the Company is restricted to maintaining adequate capital as shown in the above table.

NOTE 10: RELATED PARTY TRANSACTIONS

At September 30, 2004 and 2003, the Bank had loans outstanding to executive officers, directors, significant shareholders and their associates (related parties), in the amount of $200,861 and $86,014, respectively. In management’s opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management’s opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features. Deposits from related parties held by the Bank at September 30, 2004, totaled $1,235,180.

NOTE 11: EMPLOYEE BENEFITS

The Bank has a defined contribution pension plan, which covers substantially all employees. Effective November 1, 2002, participants can contribute up to 75% of their salary, subject to certain restrictions imposed by Internal Revenue Code, which the Bank will match 50% of the employee contribution, up to a maximum employee contribution of 6% of salary. Pension plan expense was $31,437 and $32,458 for the years ended September 30, 2004 and 2003, respectively.

As part of the conversion to stock in 2003, the Company established an ESOP covering substantially all employees of the Company. The ESOP acquired 78,292 shares of Company common stock at $10 per share in the conversion with funds provided by a loan from the Company. Accordingly, $782,920 of common stock acquired by the ESOP was shown as a reduction of stockholders’ equity. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares are used to repay the loan and are treated as compensation expense. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually, at December 31, by the Board of Directors of the Company, are made to the ESOP.

	2004	2003
Allocated shares	6,635	—
Shares ratably released for allocation	4,877	5,026
Unallocated shares	66,780	73,266

Total ESOP shares	78,292	78,292

Fair value of unreleased shares	$918,225	$1,026,000

CCSB FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004 and 2003

The Company adopted with stockholders’ approval the Recognition and Retention Plan (the “RRP”) on January 15, 2004. The RRP provides for the granting of shares of common stock to the eligible directors, officers and employees. The RRP was approved for 39,146 shares of common stock of the Company. The RRP has granted 38,120 shares to existing directors, officers and employees with 1,026 shares available for future grants. The awards vest at the rate of 20% per year over a five-year period beginning December 1, 2004, with the exception of awards of less than 100 shares. Awards of less than 100 shares become 100% vested on December 1, 2004.

The vesting of the granted shares can be accelerated based on certain plan provisions. Directors, officers, and employees granted shares retain voting rights and, if dividends are paid, dividends during the vesting period. The RRP will continue in effect for 10 years unless otherwise terminated. The Company’s stock price was $15.95 on the RRP approval date. In June 2004, 38,120 shares of treasury stock were used for the RRP shares at a cost of $597,842. Expense recognized under the RRP totaled $105,431 for the year ended September 30, 2004. There was no expense recognized for the year ended September 30, 2003, as the RRP was not in effect.

NOTE 12: STOCK OPTION PLAN

On January 15, 2004, the Company’s stockholders voted to approve a Stock Option Plan, providing for the awards in the form of stock options, reload options, dividend equivalent rights and/or limited stock appreciation rights to officers and employees of the Company and the Bank. The Stock Option Plan authorizes the granting of options to purchase up to 97,865 shares of common stock. On January 21, 2004, the Company awarded 92,500 shares under the Stock Option Plan to directors, officers and employees. The awards vest at the rate of 20% per year over a five-year period beginning December 1, 2004, and the maximum term is 10 years. All such options were granted with an exercise price of $15.95 per share, the fair market value of the Company’s stock on the date of the grant. As of September 30, 2004, no options were available to be exercised and no options have expired.

The fair value of options granted is estimated on the date of grant using the Black-Scholes model with the following weighted-average assumptions:

2004
Dividend yields	—%
Volatility factors of expected market price of common stock	15.54
Risk-free interest rates	4.14
Expected life of options	7.14 years

Weighted-average fair value of options granted during the year	$4.85

NOTE 13: EARNINGS PER SHARE

Earnings per share were computed as follows:

	Year Ended September 30, 2004
	Income	Weighted- Average Shares	Per Share Amount
Net Income	$(13,498)	904,501

Basic earnings per share
Income available to common stockholders			$(0.01)

Diluted earnings per share
Income available to common stockholders and assumed conversions	$(13,498)	904,501	$(0.01)

CCSB FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004 and 2003

	Year Ended September 30, 2003
	Income	Weighted- Average Shares	Per Share Amount
Net Income	$135,988	902,871

Basic earnings per share
Income available to common stockholders			$0.15

Diluted earnings per share
Income available to common stockholders and assumed conversions	$135,988	902,871	$0.15

For the year ended September 30, 2003, basic and diluted earnings per share are based upon the weighted-average shares outstanding only during the period of January 8, 2003, to September 30, 2003. Earnings for the quarter ended December 31, 2002, of $21,096 are not included. Options to purchase 92,500 shares of common stock at $15.95 were outstanding at September 30, 2004, but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares.

NOTE 14: DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents estimated fair value of the Company’s financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
FINANCIAL ASSETS

Cash and cash equivalents	$3,611,668	$3,611,668	$7,305,621	$7,305,621
Available-for-sale securities	18,076,040	18,076,040	20,994,687	20,994,687
FHLB stock	492,100	492,100	345,400	345,400
Loans receivable, net of allowance for loan losses	59,512,972	60,234,129	51,996,061	53,162,439
Loans held for sale	107,000	110,916	—	—
Bank owned life insurance	2,528,698	2,528,698	—	—
Interest receivable	274,079	274,079	309,712	309,712

FINANCIAL LIABILITIES

Deposits	$65,334,548	$62,877,963	$64,224,723	$64,630,661
FHLB advances	8,205,633	8,123,053	5,140,757	5,164,359
Interest payable	8,590	8,590	247	247
Advances from borrowers for taxes and insurance	634,223	634,223	572,577	572,577

CCSB FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004 and 2003

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

CASH AND CASH EQUIVALENTS, FHLB STOCK AND INTEREST RECEIVABLE - The carrying amount approximates fair value.

SECURITIES - Fair values equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

LOANS - The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

LOANS HELD FOR SALE - For homogeneous categories of loans, such as mortgage loans held for sale, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics.

BANK OWNED LIFE INSURANCE – Fair value of bank owned life insurance is equal to the cash surrender value of the underlying life insurance policies.

DEPOSITS - The fair value is estimated by using a discounted cash flow calculation that applies the rates currently offered for deposits of similar characteristics and remaining maturities. The carrying amount of interest payable approximates its fair value.

FEDERAL HOME LOAN BANK ADVANCES - Rates currently available to the Bank for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt.

INTEREST PAYABLE AND ADVANCES FROM BORROWERS FOR TAXES AND INSURANCE – The carrying amount approximates fair value.

NOTE 15: SIGNIFICANT ESTIMATES AND CONCENTRATIONS

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in the footnote regarding loans. There were no other significant estimates and concentrations not discussed in other footnotes.

NOTE 16: COMMITMENTS AND CREDIT RISK

LETTERS OF CREDIT - In the normal course of business, the Bank issues various financial standby, performance standby and commercial letters of credit for its customers. As consideration for the letters of credit, the institution charges letter of credit fees based on the face amount of the letters and creditworthiness of the counterparties. These letters of credit are stand-alone agreements, and are unrelated to any obligation the depositor has to the Bank.

Standby letters of credit are irrevocable conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under non-financial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as the risk that is involved in extending loans to customers.

The Bank had total outstanding standby letters of credit amounting to $23,625 and $257,000 at September 30, 2004 and 2003, respectively.

LINES OF CREDIT - Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

CCSB FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004 and 2003

At September 30, 2004, the Bank had granted unused lines of credit to borrowers aggregating approximately $5,559,000, of which approximately $3,821,000 were home equity lines of credit and $1,738,000 were commercial lines. At September 30, 2003, unused lines of credit aggregated $3,934,0000.

COMMITMENTS

Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

At September 30, 2004 and 2003, the Bank had outstanding commitments to originate loans aggregating approximately $290,000 and $1,130,000, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $61,000 and $677,000 at September 30, 2004 and 2003, respectively, with the remainder at floating market rates. In addition, at September 30, 2004, loans in process totaled $4.1 million at interest rates between 4.50% and 7.75% and, at September 30, 2003, loans in process totaled $5.3 million at interest rates between 4.50% and 7.75%.

Mortgage loans in the process of origination represent amounts that the Bank plans to fund within a normal period of 60 to 90 days, and which are intended for sale to investors in the secondary market. The Bank had no mortgage loans in the process of origination at either September 30, 2004, or September 30, 2003. Mortgage loans held for sale amounted to $107,000 and $0, at September 30, 2004 and 2003, respectively.

NOTE 17: CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

CONDENSED BALANCE SHEETS

September 30, 2004 and 2003

	2004	2003
ASSETS:

Noninterest-bearing deposit in subsidiary bank	$110,454	$63,865
Interest-bearing deposits in banks, including subsidiary bank	2,009,045	3,721,691

Total cash and cash equivalents	2,119,499	3,785,556
Loan participation with subsidiary bank	877,056	—
ESOP loan receivable	730,725	782,920
Investment in subsidiary bank	10,659,038	10,496,742
Other assets	13,992	14,415

TOTAL ASSETS	$14,400,310	$15,079,633

LIABILITIES AND STOCKHOLDERS’ EQUITY:

Total liabilities	$22,691	$37,919
Stockholders’ equity	14,377,619	15,041,714

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$14,400,310	$15,079,633

CCSB FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004 and 2003

CONDENSED STATEMENTS OF OPERATIONS

YEAR ENDED SEPTEMBER 30, 2004 AND

PERIOD FROM JANUARY 8, 2003 TO SEPTEMBER 30, 2003

	2004	2003
Interest income	$105,443	$65,765
Noninterest expense	(198,649)	(108,159)
Income taxes	31,691	14,415

Earnings (loss) before equity in undistributed earnings of the subsidiary bank	(61,515)	(27,979)
Equity in undistributed earnings of the subsidiary bank	48,017	185,063

Net earnings (loss)	$(13,498)	$157,084

CONDENSED STATEMENTS OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2004 AND

PERIOD FROM JANUARY 8, 2003 TO SEPTEMBER 30, 2003

	2004	2003
OPERATING ACTIVITIES:
Net earnings (loss)	$(13,498)	$157,084
Items not requiring (providing) cash:
Equity in undistributed earnings of the subsidiary bank	(48,017)	(185,063)
Other	(14,806)	23,504

Net cash provided by operating activities	(76,321)	(4,475)

INVESTING ACTIVITIES:
Net change in loans	(877,056)	—
Principal collected on ESOP loan	52,195	(782,920)
Purchase of common stock of subsidiary bank	—	(4,572,950)

Net cash provided by (used for) investing activities	(824,861)	(5,355,870)

FINANCING ACTIVITIES:
Acquisition of treasury stock	(764,875)	—
Proceeds from sale of common stock	—	9,145,901

Net cash provided by (used for) financing activities	(764,875)	9,145,901

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,666,057)	3,785,556
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,785,556	—

CASH AND CASH EQUIVALENTS, END OF YEAR	$2,119,499	$3,785,556

STOCKHOLDER AND INVESTOR INFORMATION

Annual Meeting of Stockholders

The annual meeting of stockholders will be held Thursday, January 27, 2005, at 10:00 a.m., at the main office of CCSB Financial Corp. and Clay County Savings Bank located at 1178 West Kansas, Liberty, Missouri.

Stock Trading Information

Symbol: CCFC

Annual Report on Form 10-KSB

Copies of the Form 10-KSB for CCSB Financial Corp. are available without charge upon written request to:

CCSB Financial Corp.

Attention: Deborah A. Jones, Secretary

1178 West Kansas

Liberty, Missouri 64068

Transfer Agent

Registrar and Transfer Company

10 Commerce Drive

Cranford, New Jersey 07016

1-800-368-5948 (Investor Relations)

Special Legal Counsel

Luse Gorman Pomerenk & Schick, P.C.

5335 Wisconsin Avenue, N.W., Suite 400

Washington, D.C. 20015

Independent Certified Public Accountants

BKD, LLP

501 N. Broadway, Suite 600

St. Louis, Missouri 63102

Copies are also available via the Internet at

www.claycountysavings.com

CCSB FINANCIAL CORP. AND SUBSIDIARY DIRECTORS AND OFFICERS

CCSB FINANCIAL CORP.

Directors

John R. Davis, Chairman of the Board, President and Chief Executive Officer of Company

John R. Cooper, Retired

George A. McKinley, Owner – Al McKinley, Inc.

Keith A. Oberkrom, Underwriter-First American Title Company

Mario Usera, Executive Vice President of Company

William J. Turpin, Attorney – Wherritt and Turpin

Robert A. Whipple, Retired

Officers

John R. Davis, President and Chief Executive Officer

Mario	Usera, Executive Vice President and Chief Financial Officer
Deborah	A. Jones, Senior Vice President, Secretary, and Treasurer

Debra S. Coltman, Senior Vice President

CLAY COUNTY SAVINGS BANK

Directors

John R. Cooper, Chairman of the Board

William J. Turpin, Vice Chairman

John R. Davis

George A. McKinley

Keith A. Oberkrom

Mario Usera

Robert A. Whipple

Officers

John R. Davis, President and Chief Executive Officer

Mario	Usera, Executive Vice President and Chief Financial Officer
Deborah	A. Jones, Senior Vice President, Secretary, and Treasurer

Debra S. Coltman, Senior Vice President

Mary D. Gray, Vice President and Comptroller

Laurie A. Sutton, Vice President

Kathyrn E. Varnon, Vice President

1178 West Kansas

Liberty, MO 64068

(816) 781-4500

303 South Jefferson

Kearney, MO 64060

(816) 628-4500

1101 South 169 Highway

Smithville, MO 64089

(816) 532-4500

134 North Water

Liberty, MO 64068

(816) 415-4500

www.claycountysavings.com

FDIC Insured