Form 10KSB, Exhibit 13
period 2005-09-30
CCSB FINANCIAL CORP
filed 2005-12-27
CIK 1189356

Exhibit 13

CCSB

Financial Corp.

2005 ANNUAL REPORT

CCSB FINANCIAL CORP.

LETTER TO STOCKHOLDERS

December 27, 2005

Dear Stockholder:

As anticipated and discussed in my 2004 letter, we were able to turn around operating results with net income of $113,000 for this fiscal year compared to an operating loss of $13,000 in fiscal year 2004. We have now achieved five consecutive quarters of improved earnings compared to the same quarters in the previous year. This past year had a number of positives. Total assets increased 6.6% to $94,895,000 at September 30, 2005. Loans increased 15.5% and demand deposit accounts increased 11.4% contributing to an increase of $106,000, or 3.9%, in net interest income from fiscal year 2004 to fiscal year 2005. Noninterest income increased $131,000, or 49.7%, during the same period. We continue to strive to improve our operating efficiency in light of continued growth. We have stabilized operating expenses over the past fiscal year, while growing our balance sheet and adding new product lines. We continue to have very few credit problems in our loan portfolio and have minimized our interest-rate-risk exposure. Tangible book value per share increased from $14.98 per share at September 30, 2004, to $15.35 per share at September 30, 2005.

As we look forward, we realize that we must continue to enhance shareholder value. Although earnings improved, we know that the return to stockholders is not adequate and, for most of the fiscal year, common stock traded below book value. Our goal is to improve earnings through prudent growth, thereby leveraging our capital position and increasing operating efficiency. We will continue to look at stock repurchases from time-to-time to improve shareholder value.

There are a number of challenges we face. Recent moves by the Federal Reserve have flattened the yield curve and have tightened spreads between interest-earning assets and interest-bearing liabilities. We continue to be confronted with increased competition in the market areas that we serve and overall within the metropolitan area. As I wrote last year, we have purchased a branch site 5 miles west of Liberty in hopes of capitalizing on the rapidly growing area. Due to the lack of deposit growth, we have stepped up our timetable for completion of the branch and anticipate an opening in the second quarter of the 2006 fiscal year. This expansion, of course, will have an immediate negative impact on our earnings in the short term until such time we have developed our newly expanded customer base. However, we feel expansion into rapidly developing areas is the primary way to improve our deposit base so we can continue to support more growth in the long term.

The Board, management, and employees continue to invest in CCSB Financial Corp. with their time, efforts and dollars. We remain confident that our strategies will enhance stockholder value.

Sincerely,

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

COMMON STOCK PRICES AND DIVIDEND INFORMATION

The common stock of the Company is quoted on the over-the-counter Electronic Bulletin Board under the symbol “CCFC”. On January 8, 2003, upon the consummation of the Conversion, the Company issued 978,650 shares of common stock at $10 per share, inclusive of 78,292 shares issued to the Bank’s employee stock ownership plan. On January 9, 2003, the stock opened at $11.85 per share and, as of the close on December 9, 2005, the latest sales price known to the Company was $14.75 per share.

During fiscal year 2005, the Company repurchased 50,000 shares of common stock, which were held as treasury stock. In addition, 650 shares of common stock held in the treasury account were transferred to the Company’s 2004 Recognition and Retention Plan (RRP) account, while 475 shares of common stock previously awarded under the RRP had been forfeited and returned to the treasury account. At December 9, 2005, there were a total of 916,945 shares of common stock outstanding.

The Company has not paid dividends to date and the Board of Directors has not announced any immediate plans to pay dividends, although it may do so in the future subject to regulatory requirements and the Company’s financial condition and results of operations (See Note 9 of Notes to Consolidated Financial Statements).

Table 1 below reflects the range of common stock closing prices by quarter over the past two fiscal years. Prices are inter-dealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions. As of December 9, 2005, there were 258 holders of record of the Company’s common stock. This does not reflect the number of persons or entities who hold stock in nominee or “street name.”

TABLE 1

	Fiscal 2005		Fiscal 2004
	High	Low	High	Low
Quarter Ended:
September 30	$15.50	$14.50	$14.00	$13.10
June 30	15.40	14.35	15.40	12.70
March 31	16.30	14.50	16.18	15.40
December 31	15.75	13.70	15.75	13.85

CCSB Financial Corp.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following tables (Table 2 and 3) set forth selected consolidated financial information and data of the Company at and for the periods indicated. The selected data as of and for the years ended September 30, 2002 and 2001 have been derived from the audited financial statements of the Bank.

The Company had no assets or liabilities prior to its acquisition of the Bank in January 2003. The following information is only a summary, and should be read in conjunction with the consolidated financial statements and notes presented elsewhere in the Annual Report.

TABLE 2

	At September 30,
	2005	2004	2003	2002	2001
	(In Thousands)
Selected Consolidated Financial Condition Data:
Total assets	$94,895	$89,029	$85,471	$77,923	$77,648
Loans receivable, net	68,726	59,513	51,996	49,903	59,277
Available-for-sale securities	13,795	18,076	20,995	10,355	8,383
Held-to-maturity securities	—	—	—	15	16
Deposits	65,035	65,335	64,225	64,463	58,077
Federal Home Loan Bank advances	14,378	8,206	5,141	5,877	11,929
Total stockholders’ equity	13,949	14,378	15,042	6,553	6,465

	Year Ended September 30,
	2005	2004	2003	2002	2001
	(In Thousands, Except Per Share Data)
Selected Consolidated Operations Data:
Total interest and dividend income	$4,387	$3,749	$3,988	$4,647	$5,566
Total interest expense	(1,558)	(1,026)	(1,462)	(2,378)	(3,634)

Net interest income	2,829	2,723	2,526	2,269	1,932
Provision for loan losses	(60)	(55)	(48)	(16)	(21)

Net interest income after provision for loan losses	2,769	2,668	2,478	2,253	1,911

Fees and service charges	305	288	283	207	149
Amortization of mortgage servicing rights	(66)	(96)	(123)	(55)	(20)
Net gain on the sale of securities	—	13	—	—	3
Net gain on the sale of premises	—	—	—	—	69
Net gain on the sale of loans	28	16	234	127	40
Increase in cash surrender value of bank owned life insurance	110	28	—	—	—
Other noninterest income	17	14	18	17	15

Total noninterest income	394	263	412	296	256

Total noninterest expense	(3,044)	(2,972)	(2,645)	(2,378)	(2,337)

Income (loss) before income taxes	119	(41)	245	171	(170)

Income taxes	(6)	28	(88)	(58)	58

Net income (loss)	$113	$(13)	$157	$113	$(112)

Basic earnings (loss) per share (1)	$0.13	$(0.01)	$0.15	N/A	N/A

Diluted earnings (loss) per share (1)	$0.13	$(0.01)	$0.15	N/A	N/A

Dividends per share	N/A	N/A	N/A	N/A	N/A

(1)	Basic and diluted earnings per share are based upon the weighted-average shares outstanding. During the fiscal year ended September 30, 2003, this included only the period of January 8, 2003, to September 30, 2003, and earnings for the quarter ended December 31, 2002, are not included.

CCSB Financial Corp.

OTHER SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

TABLE 3

	At or For the Years Ended September 30,
	2005	2004	2003	2002	2001
Operating Ratios:
Return on average assets	0.12%	(0.02)%	0.19%	0.15%	(0.14)%
Net yield on average interest-earning assets (1)	3.41	3.52	3.30	3.09	2.64
Net interest rate spread for year	3.29	3.38	3.13	3.00	2.56
Average interest-earning assets to average interest-bearing liabilities	106.15	110.02	109.17	102.85	101.53
Noninterest expense to average assets	3.26	3.46	3.17	3.06	3.01
Efficiency ratio (2)	96.23	101.42	90.03	92.73	106.77

Equity Ratios:
Return on average equity	0.79%	(0.09)%	1.26%	1.74%	(1.73)%
Average equity to average assets	15.30	17.03	14.97	8.37	8.31
Long-term borrowings to equity	85.15	43.16	13.89	56.20	90.90
Tier 1 leverage ratio	12.01	12.21	12.37	8.33	8.21
Tier 1 risk-based ratio	17.86	20.25	23.68	16.25	14.63
Total risk-based capital ratio	18.41	20.81	24.24	16.77	15.07

Asset Quality Ratios:
Net charge-offs (recoveries) to average nonperforming assets	—%	12.42%	16.21%	(0.29)%	1.62%
Net charge-offs (recoveries) to average loans outstanding during the period	—	0.01	0.01	—	0.01
Allowance for loan losses to gross loans receivable	0.48	0.47	0.43	0.41	0.31
Nonperforming loans to total assets	—	0.12	0.01	0.06	—
Nonperforming assets to total assets	—	0.12	0.01	0.06	0.17

Other Data:
Number of full-service offices	4	4	4	4	4

(1)	Net interest income divided by average interest-earning assets.

(2)	Noninterest expense divided by net interest income, after provision for loan losses, and noninterest income.

CCSB Financial Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OR PLAN OF OPERATION

Forward Looking Statements

Certain statements in this annual report that relate to the Company’s plans, objectives or future performance may be deemed to be forward-looking statements within the meaning of Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs of management as well as the assumptions made using information currently available to management. Since these statements reflect the views of management concerning future events, these statements involve risks, uncertainties and assumptions. These risks and uncertainties include, among others:

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

General

The Company’s results of operations depend primarily on its wholly-owned subsidiary bank, which is the Company’s primary investment. The Bank’s results of operations depend primarily on its net interest income. Net interest income is the difference between the interest income earned on interest-earning assets, consisting primarily of loans, mortgage-backed securities, investment securities and other interest-earning deposits, and the interest paid on interest-bearing liabilities, consisting primarily of deposit accounts and Federal Home Loan Bank (FHLB) advances. The Bank’s results of operations are also affected by provision for loan losses, noninterest income and noninterest expense. Noninterest income consists primarily of fees and service charges, gains on the sale of assets and increase in cash surrender value of life insurance. Noninterest expense consists primarily of salaries and employee benefits, occupancy, equipment, data processing and deposit insurance premiums, advertising, and other operating expenses. The Bank’s results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

In September 2002, the Company was incorporated to facilitate the conversion of Clay County Savings and Loan Association from a mutual savings association to a stock savings bank (“the Conversion”). As part of the Conversion, Clay County Savings and Loan Association changed its name to Clay County Savings Bank. In connection with the Conversion, the Company offered its common stock to the depositors and borrowers of the Bank as of specified dates and to an employee stock ownership plan. The Conversion was consummated on January 8, 2003, at which time the Company became the holding company for the Bank and issued shares of its stock to the general public. All references to the Company prior to the date of the Conversion, except where otherwise indicated, are to the Bank.

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

Integral to the methodology for determining the adequacy of the allowance for loan losses is portfolio segmentation and impairment measurement. Under the Company’s methodology, loans are first segmented into 1) those comprising large groups of smaller-balance homogeneous loans, including single-family real estate loans and installment loans, that are collectively evaluated for impairment and 2) all other loans that are individually evaluated. Those loans in the second category are further segmented utilizing a defined grading system which involves categorizing loans by severity of risk based on conditions

CCSB Financial Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OR PLAN OF OPERATION

that may affect the ability of the borrowers to repay their debt, such as current financial information, collateral valuations, historical payment experience, credit documentation, public information, and current trends. The loans subject to credit classification represent the portion of the portfolio subject to the greatest credit risk and where adjustments to the allowance for losses on loans as a result of provisions and charge-offs are most likely to have a significant impact on operations.

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

Changes in Financial Condition

Total assets increased $5.9 million, or 6.6%, from $89.0 million at September 30, 2004, to $94.9 million at September 30, 2005. The growth was due to the increase in loans, which was funded from available liquidity and advances from the Federal Home Loan Bank.

Loans – Net loans receivable increased $9.2 million, or 15.5%, from $59.5 million at September 30, 2004, to $68.7 million at September 30, 2005. This follows an increase of $7.5 million, or 14.5%, from September 30, 2003, to September 30, 2004. The growth in fiscal year 2005 was primarily in construction, land and land development loans, which increased $9.9 million, or 79.9%, from $12.4 million at September 30, 2004, to $22.2 million at September 30, 2005. The growth in construction, land and land development loans is in large part due to the Bank’s financing of a single-family land development project and construction loans to various builders within that project.

In addition to the growth in construction, land and land development loans, increases were experienced in commercial real estate, multi-family and consumer loans. The growth in these types of loans was partially offset by a decrease in single-family real estate loans and commercial non-real estate loans. Commercial real estate loans increased $1.8 million, or 22.7%, from $8.0 million at September 30, 2004, to $9.8 million at September 30, 2005. Multi-family loans doubled from $1.1 million at September 30, 2004, to $2.2 million at September 30, 2005. Consumer loans (including loans secured by deposits) increased $103,000, or 1.5%, from $6.7 million at September 30, 2004, to $6.8 million at September 30, 2005. In contrast, single-family real estate loans decreased $1.6 million, or 5.0%, from $34.4 million at September 30, 2004, to $32.8 million at September 30, 2005, and commercial non-real estate loans decreased from $1.4 million at September 30, 2004, to $1.3 million at September 30, 2005.

The change in the loan portfolio mix is attributed to the focus on increasing shorter-term or adjustable-rate nonresidential real estate loans, construction, land and land development loans, and consumer loans, which are also generally higher-yielding assets than the traditional single-family, real estate loans. The Bank also continued its strategy to primarily sell long-term, fixed-rate single-family real estate loans in the secondary market.

Cash and Cash Equivalents – Cash and cash equivalents decreased $234,000, or 6.5%, at September 30, 2005, from September 30, 2004. The decrease is attributed to the outstanding balance in correspondent banks at year end. Federal funds sold increased from $582,000 at September 30, 2004, to $1.1 million at September 30, 2005, but the average for the fiscal year ended September 30, 2005, was $525,000 compared to

CCSB Financial Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OR PLAN OF OPERATION

$1.5 million for the fiscal year ended September 30, 2004.

Available-for-sale Securities – During fiscal year 2005, there was also a shift from investments to loans in an effort to run off excess and lower-yielding liquid assets. Available-for-sale securities decreased $4.3 million, or 23.7%, from $18.1 million at September 30, 2004, to $13.8 million at September 30, 2005. The decrease was primarily due to principal repayments of mortgage-backed securities (MBS) and the lack of new investment activity. The investment in MBS decreased $4.1 million, or 30.0%, from $13.9 million at September 30, 2004. to $9.8 million at September 30, 2005. Overall, available-for-sale securities decreased from 20.3% of total assets at September 30, 2004, to 14.5% of total assets at September 30, 2005.

Premises and Equipment – Premises and equipment increased $771,000 from $4.1 million at September 30, 2004, to $4.9 million at September 30, 2005, primarily due to the purchase of land and the initial construction costs for a new branch facility. The purchase of land was completed in December 2004. Anticipated completion of the new branch office is expected by March 2006. Overall costs, including land acquisition costs, are expected to approximate $2 million.

Other Assets – Other assets, including bank owned life insurance, increased $190,000, or 6.1%, from $3.1 million at September 30, 2004, to $3.3 million at September 30, 2005.

Deposits – Deposits decreased $300,000, or 0.5%, from $65.3 million at September 30, 2004, to $65.0 million at September 30, 2005. The Bank has been focusing its funding strategy on transactional accounts as opposed to higher-costing and traditionally more interest-rate sensitive certificates of deposit. This strategy is supported by the growth in noninterest bearing deposit accounts, which was offset by a decrease in savings, NOW and money market accounts. Noninterest bearing demand deposits increased $493,000 from September 30, 2004, to September 30, 2005, while savings, NOW and money market accounts decreased $1.6 million during the same period. The larger decrease in savings, NOW and money market accounts was also partially offset by an increase in time deposits of $793,000. The increase in time deposits has been in recent months as market interest rates have increased. From May 31, 2005 to September 30, 2005, time deposits have increased $2 million, or 6.3%.

Borrowings – Due to the lack of deposit growth, loan growth was primarily funded through FHLB advances. FHLB advances increased $6.2 million, or 75.6%, from $8.2 million at September 30, 2004, to $14.4 million at September 30, 2005. The advances were also utilized to lengthen the maturities of interest-bearing liabilities during the low interest rate environment. At September 30, 2005, outstanding FHLB advances had a weighted average yield of 3.58% and a weighted average remaining term to maturity of 37 months.

Stockholders’ Equity – Stockholders’ equity decreased from $14.4 million, or 16.1% of total assets, at September 30, 2004, to $13.9 million, or 14.7% of total assets, at September 30, 2005, primarily the result of the repurchase of stock. The net change in treasury stock for fiscal year 2005 was the addition of 49,825 shares increasing the amount of treasury stock from $167,000 at September 30, 2004, to $900,000 at September 30, 2005. Combined with the amortization of the Employee Stock Ownership Plan and Recognition and Retention Plan, tangible book value per share increased from $14.98 per share at September 30, 2004, to $15.35 per share at September 30, 2005.

Results of Operations Comparison of the Year Ended September 30, 2005 and 2004

Summary – The Company realized net income of $113,000, or $0.13 per share, for the fiscal year ended September 30, 2005, compared to an operating loss of $13,000 for the fiscal year ended September 30, 2004. The improvement is attributed to an increase in net interest income and noninterest income, while noninterest expense has stabilized.

Net Interest Income – Net interest income prior to the provision for loan losses increased $106,000, or 3.9%, for the fiscal year ended September 30, 2005, from the fiscal year ended September 30, 2004. The increase in net interest income can be attributed to an increase in earning assets, the increase in noninterest-bearing deposit accounts, and the shift in the earning asset mix from investments toward loans. These factors offset a decrease in net interest-earning assets resulting from the purchase of bank owned life insurance, which is not considered an interest-earning asset (See Noninterest Income). The average outstanding balance of interest-earning assets increased $5.5 million from $77.4 million for the fiscal year ended September 30, 2004, to $82.9 million for the fiscal year ending September 30, 2005. However, the average outstanding balance of interest-bearing liabilities, excluding noninterest-bearing demand deposit accounts, increased $6.7 million for the same period. As a result, average net interest-earning assets decreased from $7.1 million in fiscal year 2004 to $4.8 million in fiscal year 2005. Nevertheless, sufficient growth was attained to increase net interest income despite a decrease in the net interest spread between interest-earning assets and interest-bearing liabilities. The net interest spread decreased 9 basis points from 3.38% for fiscal year 2004 to 3.29% for fiscal year 2005.

Interest Income – Interest income increased $637,000, or 17.0%, to $4.4 million for the fiscal year ended

CCSB Financial Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OR PLAN OF OPERATION

September 30, 2005, from $3.75 million for the fiscal year ended September 30, 2004. The weighted average yield on interest-earning assets increased from 4.84% for fiscal year 2004 to 5.29% for fiscal year 2005. Approximately one-half of the 45 basis point increase in yield can be attributed to a general increase in interest rates (See Table Under Rate/Volume Analysis); however, the remainder is due to the increase in loan receivables and the change in the mix of earning assets.

Average loans receivable increased $8.9 million from fiscal year 2004 to fiscal year 2005 and comprised 79.0% of earning assets for 2005 compared to 73.0% of earning assets for 2004. The weighted average yield on loans receivable increased 19 basis points from 5.69% for the fiscal year ended September 30, 2004, to 5.88% for the fiscal year ended September 30, 2005. As a result, interest income on loans receivable increased $633,000 during the period.

Interest expense – As would be expected, the increase in interest rates had a negative impact on interest expense. Despite the increase in noninterest-bearing transaction accounts, interest expense increased $532,000, or 51.9%, from $1.0 million for the fiscal year ended September 30, 2004, to $1.6 million for the fiscal year ended September 30, 2005. Interest expense on deposits increased $274,000, or 32.2%, for the fiscal year as compared to the prior fiscal year and this was almost entirely due to higher interest rates (See Table Under Rate/Volume Analysis). The weighted average cost of deposits increased from 1.32% for fiscal year 2004 to 1.73% despite an increase in noninterest-bearing deposits of $1 million during the periods. In contrast, the increase in interest expense on borrowings can be primarily attributed to the increase in FHLB advances. The average balance in FHLB advances more than doubled from $6.2 million for the fiscal year ended September 30, 2004, to $12.9 million for the fiscal year ended September 30, 2005. Accordingly, interest expense on FHLB advances increased from $178,000 for fiscal year 2004 to $436,000 for fiscal year 2005. There was also an impact of higher interest rates as the weighted average cost of FHLB advances increased from 2.85% to 3.34% between the periods.

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

The Bank recorded a provision for loan losses of $60,000 in fiscal year 2005 compared to $55,000 in fiscal year 2004. The increase in the provision was due to the increase in construction and land development loans, commercial real estate loans and consumer loans. Management considers these loans to have a higher inherent risk than permanent one-to-four family real estate loans. The provision increased the allowance for loan losses to the amount considered adequate by management based on current economic conditions, loan portfolio composition, historical loss experience, and a review of selected individual loans.

Noninterest Income – Noninterest income increased $131,000, or 49.7%, from $263,000 in fiscal year 2004 to $394,000 in fiscal year 2005. The increase was primarily due to the recognition of income resulting from the increase in the cash surrender value of bank owned life insurance. The Bank purchased the “key person” life insurance policies in June and July 2004, so the impact was not fully realized in fiscal year 2004. The Bank recognized income of $110,000 in 2005 compared to $29,000 in 2004. There was an increase in the gain on sale of loans but this was essentially offset by the gain on the sale of available-for-sale securities in 2004. The Bank had no gain on the sale of securities in 2005.

Other factors contributing to an increase in noninterest income was a decrease in the amortization of mortgage servicing rights and higher fees and charges on deposit accounts. The amortization of mortgage servicing rights decreased $30,000 in fiscal year 2005 from fiscal year 2004. The Bank recognizes a gain on sale of loans in part due to the value of servicing rights, which it retains, at the time the loan is sold and then the servicing rights are amortized in proportion to, and over the period of, estimated net servicing income. Due to a slow down in loan payoffs and the overall seasoning of the portfolio, the amortization of mortgage servicing rights was lower in 2005. Service charges and fees on deposit accounts increased $26,000 in fiscal year 2005 from fiscal year 2004. This can be attributed to the increase in demand deposit accounts.

Noninterest expense – Noninterest expense increased $71,000, or 2.4%, from fiscal year 2004 to fiscal year 2005 as the Company has experienced some stabilization of expenses over the past 7 quarterly reporting periods. One of the primary reasons for the increase in noninterest expense from fiscal year 2004 to fiscal year 2005 is the full year’s amortization expense of the Recognition and Retention Plan approved in January 2004 by stockholders (See Note 11 of the Consolidated Financial Statements). The RRP expense was $105,000 and $125,000, respectively, for the fiscal years ended September 30, 2004 and 2005, respectively. Overall, compensation and benefits expense

CCSB Financial Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OR PLAN OF OPERATION

increased $42,000, or 2.4%, in fiscal year 2005 from fiscal year 2004.

The most significant increase was in data processing expense, which increased $29,000 or 18.0%, from fiscal year 2004 to fiscal year 2005. Part of the increase in data processing expense is attributed to software expense, which in previous years had been included with occupancy and equipment expense. The most significant decrease was in advertising expense, which decreased $17,000, or 20.5%, from the prior fiscal year.

Management does not anticipate noninterest expense to continue to remain stable with the anticipated opening of a new branch facility in March 2006.

Income Taxes. The Company recorded a provision for income taxes of $6,000 for the fiscal year ended September 30, 2005, based on income before income taxes of $119,000. The low tax provision is due to the favorable tax impact of the investment in bank owned life insurance (See Noninterest Income). For the fiscal year 2004, the Company recorded a tax benefit of $28,000 due to a before tax operating loss of $42,000.

Rate/Volume Analysis

Table 4 that follows reflects the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by prior year’s rate); (ii) changes in rate (i.e., changes in rate multiplied by prior year’s volume); and (iii) changes attributable to both rate and volume (i.e., changes in volume multiplied by changes in rate).

TABLE 4

	Year Ended September 30, 2005 vs. 2004
	Increase (Decrease) Due To
	Volume	Rate	Rate/ Volume	Total
	(Dollars in Thousands)
INTEREST-EARNING ASSETS:
Interest-bearing deposits in banks	$(13)	$106	$(88)	$5
Federal funds sold	(5)	42	(28)	9
Available-for-sale securities	(61)	46	(5)	(20)
Federal Home Loan Bank stock	7	2	2	11
Loans receivable	508	108	17	633

TOTAL INTEREST-EARNING ASSETS	$436	$304	$(102)	$638

INTEREST-BEARING LIABILITIES
Demand	$—	$—	$—	$—
Savings, NOW and money market	(1)	146	(2)	143
Time deposits	1	130	—	131
Federal funds purchased	—	—	6	6
Federal Home Loan Bank advances	189	31	32	252

TOTAL INTEREST-BEARING LIABILITIES	$189	$307	$36	$532

Change in net interest income	$247	(3)	(138)	106

CCSB Financial Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OR PLAN OF OPERATION

Average Balances, Interest and

Average Yields and Rates

The following table (Table 5) presents, for the years indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates.

No tax equivalent adjustments were made. Non-accruing loans have been included in the table as loans carrying a zero yield. Interest-bearing liabilities include noninterest-bearing transaction accounts. The interest yield/rate on interest-bearing deposits in banks is impacted by the balance of uncollected funds and timing differences.

Bank owned life insurance is not included in interest earning assets; thus, had a significant impact on net earning assets. The purchase of the bank owned life insurance occurred during the last quarter of the fiscal year ended September 30, 2004.

TABLE 5

	Year Ended September 30,
	2005			2004
	Average outstanding balance	Interest earned/ paid	Interest yield/ rate	Average outstanding balance	Interest earned/ paid	Interest yield/ rate
	(Dollars in Thousands)
INTEREST-EARNING ASSETS:
Interest-bearing deposits in banks (1)	$110	$20	18.18%	$663	$15	2.26%
Federal funds sold	525	17	3.24	1,538	8	0.52
Available-for-sale securities	16,048	478	2.98	18,276	498	2.72
Federal Home Loan Bank stock	732	19	2.60	402	8	1.99
Loans receivable (2)	65,478	3,853	5.88	56,553	3,220	5.69

TOTAL INTEREST-EARNING ASSETS	$82,893	$4,387	5.29%	$77,432	$3,749	4.84%

INTEREST-BEARING LIABILITIES
Demand (3)	$4,416	$—	—%	$3,379	$—	—%
Savings, NOW and money market	28,513	317	1.11	28,758	174	0.61
Time deposits	32,020	805	2.51	31,994	674	2.11
Federal funds purchased	275	6	2.18	—	—	—
Federal Home Loan Bank advances	12,867	430	3.34	6,249	178	2.85

TOTAL INTEREST-BEARING LIABILITIES	$78,091	$1,558	2.00%	$70,380	$1,026	1.46%

Net interest income		$2,829			$2,723

Net interest spread			3.29%			3.38%

Net earning assets	$4,802			$7,052

Net yield on average interest-earning assets			3.41%			3.52%
Average interest-earning assets to average interest-bearing liabilities	106.15%			110.02%

(1)	Interest includes net earnings on checks issued, but still outstanding, at correspondent banks, while the amount of the checks issued is deducted from the balance at correspondent banks at the time of issue.

(2)	Includes loans held for sale and net of loans in process and deferred fees and credits.

(3)	Includes NOW deposits carrying a zero yield.

CCSB Financial Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OR PLAN OF OPERATION

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

The following NPV table was prepared by the OTS based upon information provided by management of the Bank and sets forth as of September 30, 2005, the estimated changes in fair value of equity based on the indicated interest rate environments:

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the following table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARM loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

TABLE 6 – NET PORTFOLIO VALUE

	At September 30, 2005
Changes (In Basis Points) in Interest Rates	Net Portfolio Value (NPV)			NPV as % of PV of Assets
	$ Amount	$ Change	% Change	NPV Ratio	Basis Point Change
	(Dollars in thousands)
+300	$13,376	$(1,254)	(9)%	14.44%	(83)
+200	14,027	(603)	(4)	14.94	(33)
+100	14,450	(180)	(1)	15.22	(5)
0	14,630			15.27
-100	14,532	(98)	(1)	15.08	(19)
-200	14,139	(491)	(3)	14.63	(64)
-300 (1)	N/A	N/A	N/A	N/A	N/A

(1)	OTS no longer provides outputs associated with the -300 basis points scenarios.

CCSB Financial Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OR PLAN OF OPERATION

Liquidity and Capital Resources

The Company’s principal sources of funds are cash receipts from customer deposits, loan repayments by borrowers, proceeds from maturing securities, FHLB advances, and net earnings. The Bank has an agreement with the FHLB of Des Moines to provide cash advances, should the Bank need additional funds for loan originations or other purposes.

Commitments to originate loans are legally binding agreements to lend to the Bank’s customers. Letters of credit are conditional commitments issued by the Bank to guarantee the performance of the borrower to a third party. At September 30, 2005, commitments, which generally expire in 180 days or less, to originate adjustable and fixed-rate real estate loans for portfolio were approximately $752,000. This included five fixed-rate mortgage loans totaling $454,000 at interest rates between 5.625% and 7.5% and two consumer loans totaling $20,000 at interest rates of 6.5% and 7.75%, with the remainder at floating market rates. In addition, at September 30, 2005, loans-in-process totaled $5.9 million, including $4.6 million at interest rates between 4.5% and 7.25%. Commitments on behalf of borrowers for unused lines of credit, which have original terms of five years or less, include home equity lines of credit totaling $4,012,000 and lines of credit (secured by commercial real estate and non-real estate) totaling $1,635,000. Outstanding standby letters of credit amounted to $174,000 at September 30, 2005.

The Company is building a facility in north Kansas City, Missouri, that is anticipated to be completed in the second quarter of fiscal year 2006. At September 30, 2005, the Company had $1.05 million in commitments with contractors and for equipment, of which $78,000 had been paid through September 30, 2005.

Asset Quality

At September 30, 2005, there were no loans on nonaccrual status, no repossessed assets or property classified as real estate owned, and no other nonperforming assets or assets adversely classified. At September 30, 2005, the Bank had two single-family real estate loans totaling $88,000 and one unsecured consumer loan totaling $2,000 designated as special mention. There were no other loans, which were not currently classified as nonaccrual, 90 days past due or restructured but where known information about possible credit problems of borrowers caused management to have serious concerns as to the ability of the borrowers to comply with present loan repayment terms and would result in disclosure as nonaccrual, 90 days past due or restructured.

Allowance for Loan Losses

At September 30, 2005, the allowance for loan losses was $360,000 compared to $300,000 at September 30, 2004. There were no charge-offs or recoveries during the fiscal year ended September 30, 2005. Management believes that all known losses in the loan portfolio that are both probable and reasonable to estimate have been recorded as of September 30, 2005. The following is a summary of activity in the allowance for loan losses:

	For the Year Ended September 30,
	2005	2004
Balance, beginning of year	$300,000	$249,300
Loan charge-offs	—	(6,450)
Loan recoveries	—	2,006
Provision charged to expense	60,000	55,144

Balance, end of year	$360,000	$300,000

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

At September 30, 2005, the Bank exceeded regulatory capital requirements with core and risk-based capital of $11.1 million and $11.5 million, or 12.0% and 18.4% of adjusted total assets and risk-weighted assets, respectively. These capital requirements exceeded minimum requirements of 4.0% and 8.0% for adjusted total assets and risk-weighted assets, respectively. Under regulatory guidelines, the Bank was considered well-capitalized at September 30, 2005.

CCSB Financial Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OR PLAN OF OPERATION

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

CCSB Financial Corp.

Report of Independent Registered

Public Accounting Firm

Audit Committee, Board of Directors and Stockholders

CCSB Financial Corp.

Liberty, Missouri

We have audited the accompanying consolidated balance sheets of CCSB Financial Corp. as of September 30, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CCSB Financial Corp. as of September 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

St. Louis, Missouri

October 27, 2005

501 N. Broadway, Suite 600         St. Louis, MO 63102-2102         314 231-5544         Fax 314 231-9731

bkd.com	Beyond Your Numbers	An independent member of Moores Rowland International

CCSB FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

September 30, 2005 and 2004

	2005	2004
ASSETS:
Cash and due from banks	$2,142,738	$2,950,102
Interest-bearing deposits in banks	130,573	79,566
Federal funds sold	1,104,000	582,000

Total cash and cash equivalents	3,377,311	3,611,668
Available-for-sale securities	13,795,123	18,076,040
Federal Home Loan Bank stock	805,300	492,100
Loans, net of allowance for loan losses of $360,000 and $300,000 at September 30, 2005 and 2004, respectively	68,726,456	59,512,972
Loans held for sale	—	107,000
Premises and equipment, net	4,863,844	4,092,410
Accrued interest receivable	322,536	274,079
Bank owned life insurance - cash surrender value	2,639,065	2,528,698
Other assets, including prepaid taxes of $28,371 in 2004	365,817	334,482

TOTAL ASSETS	$94,895,452	$89,029,449

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Deposits
Demand	$4,830,822	$4,337,369
Savings, NOW and money market	26,837,091	28,422,812
Time deposits	33,367,005	32,574,367

Total deposits	65,034,918	65,334,548
Federal Home Loan Bank advances	14,377,917	8,205,633
Advances from borrowers for taxes and insurance	660,600	634,223
Interest payable and other liabilities	861,329	477,426
Accrued income taxes	12,056	—

TOTAL LIABILITIES	80,946,820	74,651,830

Commitments and contingencies
Preferred stock, $0.01 par value; 500,000 shares authorized; none issued	—	—
Common stock, $0.01 par value; 2,500,000 shares authorized; 978,650 shares issued	9,787	9,787
Additional paid-in capital	9,219,480	9,190,436
Treasury stock, at cost, 61,705 and 11,880 shares at September 30, 2005 and 2004, respectively	(900,040)	(167,033)
Unearned ESOP shares	(604,440)	(667,805)
Unearned RRP shares	(385,113)	(502,583)
Retained earnings - substantially restricted	6,735,817	6,622,865
Accumulated other comprehensive loss	(126,859)	(108,048)

TOTAL STOCKHOLDERS’ EQUITY	13,948,632	14,377,619

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$94,895,452	$89,029,449

See accompanying notes to consolidated financial statements.

CCSB FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended September 30, 2005 and 2004

	2005	2004
INTEREST AND DIVIDEND INCOME:
Loans	$3,852,423	$3,219,808
Investment and mortgage-backed securities	478,281	498,210
FHLB stock	19,164	8,484
Other interest-earning assets	36,550	22,641

TOTAL INTEREST AND DIVIDEND INCOME	4,386,418	3,749,143

INTEREST EXPENSE:
Deposits	1,122,130	848,602
Borrowings	435,537	177,986

TOTAL INTEREST EXPENSE	1,557,667	1,026,588

NET INTEREST INCOME	2,828,751	2,722,555
Provision for loan losses	60,000	55,144

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	2,768,751	2,667,411

NONINTEREST INCOME:
Charges and other fees on loans	105,749	114,115
Charges and other fees on deposit accounts	199,651	173,604
Amortization of mortgage servicing rights	(66,313)	(96,418)
Net gain on sale of loans	28,032	16,264
Net gain on sale of securities	—	12,941
Increase in cash surrender value of bank owned life insurance	110,367	28,698
Other	16,849	14,169

TOTAL NONINTEREST INCOME	394,335	263,373

NONINTEREST EXPENSE:
Compensation and benefits	1,794,944	1,752,816
Occupancy and equipment	474,667	468,504
Data processing	191,929	162,658
SAIF deposit insurance premium	9,290	10,049
Audit, legal and other professional services	132,598	129,193
Advertising	65,458	82,310
Correspondent banking charges	43,954	45,253
Other	331,023	321,590

TOTAL NONINTEREST EXPENSE	3,043,863	2,972,373

INCOME (LOSS) BEFORE INCOME TAXES	119,223	(41,589)

PROVISION (CREDIT) FOR INCOME TAXES	6,271	(28,091)

NET INCOME (LOSS)	$112,952	$(13,498)

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	$0.13	$(0.01)

See accompanying notes to consolidated financial statements.

CCSB FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years Ended September 30, 2005 and 2004

	Common Stock	Additional Paid-In Capital	Treasury Stock	Unearned ESOP Shares	Unearned RRP Shares	Total Retained Earnings	Accumulated Other Comprehensive Income, Net	Total Stockholders’ Equity
Balance at September 30, 2003	$9,787	9,150,476	—	(732,665)	—	6,636,363	(22,247)	15,041,714

Net loss	—	—	—	—	—	(13,498)	—	(13,498)
Unrealized loss on securities available for sale							(130,001)	(130,001)
Income tax benefit	—	—	—	—	—	—	44,200	44,200

Unrealized loss on securities available for sale, net of taxes	—	—	—	—	—	—	(85,801)	(85,801)

Comprehensive loss	—	—	—	—	—	(13,498)	(85,801)	(99,299)
Amortization of ESOP	—	29,788	—	64,860	—	—	—	94,648
Amortization of RRP	—	—	—	—	105,431	—	—	105,431
Purchase of Treasury Stock	—	10,172	(167,033)	—	(608,014)	—	—	(764,875)

Balance at September 30, 2004	9,787	9,190,436	(167,033)	(667,805)	(502,583)	6,622,865	(108,048)	14,377,619

Net income	—	—	—	—	—	112,952	—	112,952
Unrealized loss on securities available for sale							(28,503)	(28,503)
Income tax benefit	—	—	—	—	—	—	9,692	9,692

Unrealized loss on securities available for sale, net of taxes	—	—	—	—	—	—	(18,811)	(18,811)

Comprehensive income (loss)	—	—	—	—	—	112,952	(18,811)	94,141
Amortization of ESOP	—	30,885	—	63,365	—	—	—	94,250
Amortization of RRP	—	(1,841)	6,395	—	117,470	—	—	122,024
Purchase of Treasury Stock	—	—	(739,402)	—	—	—	—	(739,402)

Balance at September 30, 2005	$9,787	9,219,480	(900,040)	(604,440)	(385,113)	6,735,817	(126,859)	13,948,632

See accompanying notes to consolidated financial statements.

CCSB FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended September 30, 2005 and 2004

	2005	2004
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$112,952	$(13,498)
Items not requiring (providing) cash:
Depreciation and amortization	225,747	227,369
Provision for loan losses	60,000	55,144
Amortization of premiums and discounts on securities	73,496	89,369
Amortization of mortgage servicing rights	66,313	96,418
Compensation related to incentive plans	114,447	105,431
Compensation related to ESOP	94,250	94,648
Deferred income taxes	(80,903)	(90,734)
Deferred loans fees, net	(64,770)	(52,706)
Net gain on sale of mortgage-backed securities available for sale	—	(12,941)
Originations of mortgage loans held for sale	(1,752,120)	(1,226,200)
Proceeds from the sale of mortgage loans	1,887,152	1,135,464
Net gains on loans sold	(28,032)	(16,264)
Changes in:
Accrued interest receivable	(48,457)	35,633
Cash surrender value of bank owned life insurance	(110,367)	(28,698)
Other assets	(35,423)	(9,748)
Accrued income taxes	40,427	(8,905)
Interest payable and other liabilities	383,903	55,280

NET CASH PROVIDED BY OPERATING ACTIVITIES	938,615	435,062

CASH FLOW FROM INVESTING ACTIVITIES:
Purchases of available-for-sale securities	—	(6,111,165)
Proceeds from sales, maturity or call of available-for-sale securities	—	4,048,929
Repayment of principal on mortgage-backed securities	4,134,636	4,711,836
Principal collections on available-for-sale securities	44,281	28,912
Purchase of FHLB stock, net	(313,200)	(146,700)
Net change in loans	(9,208,714)	(7,519,349)
Purchase of bank owned life insurance	—	(2,500,000)
Purchase of premises and equipment	(997,181)	(112,950)

NET CASH USED FOR INVESTING ACTIVITIES	(6,340,178)	(7,600,487)

(Continued)

CCSB FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended September 30, 2005 and 2004

(Continued)

	2005	2004
CASH FROM FINANCING ACTIVITIES:
Net increase (decrease) in deposits	$(299,630)	$1,109,825
Proceeds from Federal Home Loan Bank fixed-maturity advances	8,250,000	6,822,000
Repayments of Federal Home Loan Bank fixed-maturity advances	(2,077,716)	(3,757,124)
Proceeds from federal funds purchased	14,938,000	9,186,000
Repayments of federal funds purchased	(14,938,000)	(9,186,000)
Acquisition of treasury stock	(739,402)	(764,875)
Net change in incentive plans (RRP)	7,577	—
Net change in advances from borrowers for taxes and insurance	26,377	61,646

NET CASH PROVIDED BY FINANCING ACTIVITIES	5,167,206	3,471,472

NET DECREASE IN CASH AND CASH EQUIVALENTS	(234,357)	(3,693,953)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,611,668	7,305,621

CASH AND CASH EQUIVALENTS, END OF YEAR	$3,377,311	$3,611,668

Supplemental cash flow information:
Interest paid	$1,553,597	$1,018,245
Income tax paid (net of refunds)	$30,500	$105,255

See accompanying notes to consolidated financial statements.

CCSB FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004

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

September 30, 2005 and 2004

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

September 30, 2005 and 2004

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

STOCK OPTIONS

At September 30, 2005, the Bank has a stock-based employee compensation plan, which is described more fully in Note 12. The Bank accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Bank had applied the fair value provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	For the Year Ended September 30,
	2005	2004
Net earnings (loss)	$112,952	$(13,498)
Add: Stock-based employee compensation expense included in reported income, net of related tax effects	—	—
Less: Total stock-based employee compensation expense determined under fair value based method for stock options, net of related tax effects	(235,947)	(63,845)

Pro forma net earnings (loss)	$(122,995)	$(77,343)

Earnings (loss) per share:
Basic and diluted - as reported	$0.13	$(0.01)

Basic and diluted - pro forma	$(0.14)	$(0.09)

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

CCSB FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004

THE FOLLOWING PARAGRAPHS SUMMARIZE THE IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS:

In December 2004, the Financial Accounting Standards Board (FASB) issued its Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (Statement 123R), which addresses the accounting for employee stock options. Statement 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. On April 14, 2005, the SEC amended the compliance date for Statement 123R. The new rules make Statement 123R effective at the beginning of the fiscal year that begins after December 15, 2005, for public entities that file as small business issuers. The Company does not anticipate adopting Statement 123R until as required by the SEC, which would not make Statement 123R effective until October 1, 2006.

On August 17, 2005, the Compensation Committee (the “Committee”) of the Board of Directors of the Company approved an amendment to the terms of unvested options to purchase approximately 73,200 shares of common stock granted under the Company’s 2004 Stock Option Plan. The amendment accelerates the ability to exercise such options. Under the revised vesting schedule, for each individual awarded stock options, all non-qualified options will become vested on December 1, 2005, and incentive options to purchase up to 6,269 shares of common stock will become vested each year beginning on December 1, 2005, until such time as all incentive options have vested. The revised vesting schedule caps the amount of incentive stock options to be vested in any given year to the amount permitted under the rules of the Internal Revenue Service. Previously, the options were scheduled to vest equally over a five-year period beginning December 1, 2004. Based on the new vesting schedule, 51% (covering 47,036 shares) of all options awarded will vest on December 1, 2005, 17% (covering 16,000 shares) will vest on December 1, 2006, 10% (covering 9,411 shares) will vest on December 1, 2007, and 1% (covering 753 shares) will vest on December 1, 2008.

NOTE 2:	SECURITIES

The amortized cost and approximate fair value of available-for-sale securities are as follows:

	September 30, 2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
U.S. Government Agencies	$2,997,921	$—	$(52,738)	$2,945,183
SBA-backed securities	112,415	—	(1,761)	110,654
Mortgage-backed securities	9,876,998	19,555	(134,128)	9,762,425
Equity securities	1,000,000	—	(23,139)	976,861

	$13,987,334	$19,555	$(211,766)	$13,795,123

	September 30, 2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
U.S. Government Agencies	$2,997,288	$2,712	$(9,550)	$2,990,450
SBA-backed securities	157,029	—	(1,699)	155,330
Mortgage-backed securities	14,085,431	40,821	(184,925)	13,941,327
Equity securities	1,000,000	—	(11,067)	988,933

	$18,239,748	$43,533	$(207,241)	$18,076,040

CCSB FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004

The amortized cost and fair value of available-for-sale securities at September 30, 2005, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-Sale
	Amortized Cost	Fair Value
U.S. Government Agencies:
Within one year	$500,000	$495,737
One to five years	2,497,921	2,449,446

	2,997,921	2,945,183
Mortgage-backed securities	9,876,998	9,762,425
SBA-backed securities	112,415	110,654
Equity securities	1,000,000	976,861

	$13,987,334	$13,795,123

The carrying value of securities pledged as collateral, to secure public deposits and for other purposes, was $2,298,000 at September 30, 2005, and $2,710,000 at September 30, 2004. The fair value of securities pledged as collateral, to secure public deposits and for other purposes, was $2,260,000 at September 30, 2005, and $2,583,000 at September 30, 2004.

No sales of available-for-sale securities occurred in 2005. Gross gains of $12,941 resulting from the sale of mortgage-backed securities were realized in 2004.

Certain investments in debt (and marketable equity) securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at September 30, 2005, was $12,582,908, which is approximately 91% of the Company’s available-for-sale and held-to-maturity investment portfolio. These declines primarily resulted from recent increases in market interest rates. Based on evaluation of available evidence, including recent changes in market interest rates and credit rating information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary. Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified. The following table shows the investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of:

	September 30, 2005
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government Agencies	$1,962,176	$(35,745)	$983,008	$(16,993)	$2,945,184	$(52,738)
SBA-backed securities	—	—	110,654	(1,761)	110,654	(1,761)
Mortgage-backed securities	2,455,754	(13,979)	6,094,455	(120,149)	8,550,209	(134,128)
Equity securities	—	—	976,861	(23,139)	976,861	(23,139)

Total temporarily-impaired securities	$4,417,930	$(49,724)	$8,164,978	$(162,042)	$12,582,908	$(211,766)

	September 30, 2004
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government Agencies	$990,450	$(9,550)	$—	$—	$990,450	$(9,550)
SBA-backed securities	—	—	155,330	(1,699)	155,330	(1,699)
Mortgage-backed securities	3,824,542	(38,167)	7,788,680	(146,759)	11,613,222	(184,926)
Equity securities	—	—	988,934	(11,066)	988,934	(11,066)

Total temporarily-impaired securities	$4,814,992	$(47,717)	$8,932,944	$(159,524)	$13,747,936	$(207,241)

CCSB FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004

NOTE 3:	LOANS AND ALLOWANCE FOR LOAN LOSSES

Categories of loans at September 30, include:

	2005	2004
Real estate loans:
Single-family, 1-4 units	$32,812,930	$34,445,854
Multi-family, 5 or more units	2,166,511	1,113,181
Construction, land & land development	22,273,084	12,377,462
Commercial	9,779,793	7,971,077
Consumer loans	6,512,477	6,483,545
Commercial non-real estate loans	1,302,618	1,426,224
Loans secured by deposits	271,416	197,734

	75,118,829	64,015,077
Allowance for losses	(360,000)	(300,000)
Loans in process	(5,906,636)	(4,138,292)
Deferred loan fees, net	(125,737)	(63,813)

	$68,726,456	$59,512,972

Activity in the allowance for loan losses was as follows:

	2005	2004
Balance, beginning of year	$300,000	$249,300
Loan charge-offs	—	(6,450)
Loan recoveries	—	2,006
Provision charged to expense	60,000	55,144

Balance, end of year	$360,000	$300,000

The Company had no loans considered impaired as of September 30, 2005. Impaired loans totaled $106,010 at September 30, 2004. An allowance for loan losses of $11,203 relates to all impaired loans at September 30, 2004. Interest income of $4,557 was recognized on a cash basis on these loans for the year ended September 30, 2004. Gross interest income would have been $8,065 on these loans for the year ended September 30, 2004, if the interest payments had been received in accordance with the original terms. The average balance of impaired loans for 2005 and 2004 were $19,470 and $35,788, respectively.

NOTE 4:	PREMISES AND EQUIPMENT

Major classifications of premises and equipment, stated at cost, are as follows:

	2005	2004
Land	$1,410,850	$695,257
Buildings and improvements	3,928,780	3,743,397
Equipment	725,833	884,870
Automobiles	66,146	65,766

	6,131,609	5,389,290
Less accumulated depreciation	1,267,765	1,296,880

	$4,863,844	$4,092,410

The Company is building a facility in north Kansas City, Missouri. At September 30, 2005, the Company had $1,049,414 in commitments with contractors and for equipment, of which $77,730 had been paid through September 30, 2005.

CCSB FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004

NOTE 5:	LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others were $22,685,723 and $24,593,513 at September 30, 2005 and 2004, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were $444,048 and $420,003 at September 30, 2005 and 2004, respectively.

The aggregate fair value of capitalized mortgage servicing rights at September 30, 2005 and 2004, totaled $50,353 and $98,074 respectively. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, risk characteristics, including type of loan, interest rate and remaining term to maturity, were used to stratify the originated servicing rights.

Activity in mortgage servicing rights were as follows:

	2005	2004
Balance, beginning of year	$98,074	$183,300
Servicing rights capitalized	18,591	11,192
Amortization of servicing rights	(66,312)	(96,418)

Balance, end of year	$50,353	$98,074

NOTE 6:	INTEREST-BEARING DEPOSITS

Interest-bearing deposits in denominations of $100,000 or more were $12,011,137 and $13,744,723 at September 30, 2005 and 2004, respectively.

At September 30, 2005, the scheduled maturities of time deposits are as follows:

October 1, 2005 to September 30, 2006	$21,629,401
October 1, 2006 to September 30, 2007	5,802,099
October 1, 2007 to September 30, 2008	1,747,792
October 1, 2008 to September 30, 2009	2,127,827
October 1, 2009 to September 30, 2010	2,059,886

$33,367,005

NOTE 7:	FEDERAL HOME LOAN BANK ADVANCES

Federal Home Loan Bank advances are summarized as follows, as of September 30, 2005, based on final maturity date:

October 1, 2005 to September 30, 2006	$2,500,000
October 1, 2006 to September 30, 2007	3,500,000
October 1, 2007 to September 30, 2008	3,500,000
October 1, 2008 to September 30, 2009	2,322,000
October 1, 2009 to September 30, 2010	1,250,000
Thereafter	1,305,917

$14,377,917

The Federal Home Loan Bank advances, bearing a weighted average interest rate of 3.53%, are secured by single-family loans of $17,253,500 (120% of the amount of total indebtedness) and FHLB stock.

CCSB FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004

NOTE 8:	INCOME TAXES

The provision for income taxes includes these components:

	2005	2004
Taxes currently payable	$87,174	$62,643
Deferred income taxes	(80,903)	(90,734)

Income tax expense	$6,271	$(28,091)

A reconciliation of income tax expense at the statutory rate to the Company’s actual income tax expense is shown below:

	2005	2004
Computed at the statutory rate	$40,536	$(14,140)
Increase (decrease) resulting from:
Tax-exempt income	(37,525)	(9,757)
Other	3,260	(4,194)

Actual tax expense	$6,271	$(28,091)

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2005	2004
Deferred tax assets
Allowance for loan losses	$128,000	$111,000
Unrealized loss on securities available for sale	65,352	55,661
Recognition and retention plan	(37,000)	39,009
Other	133,000	34,289

Total deferred tax assets	289,352	239,959

Deferred tax liabilities:
FHLB stock dividends	83,000	83,226
Mortgage-servicing rights	19,000	36,287
Tax bad debt reserves arising after September 30, 1988	—	23,954
Other	17,000	16,734

Total deferred tax liabilities	119,000	160,201

Net deferred tax asset	$170,352	$79,758

NOTE 9:	STOCKHOLDERS’ EQUITY AND REGULATORY MATTERS

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

CCSB FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table that follows). Management believes, as of September 30, 2005 and 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2005, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios are also presented in the table.

			Minimum Required
	Actual		for Capital Adequacy		to be “Well Capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
AS OF SEPTEMBER 30, 2005:
Total risk-based capital to risk-weighted assets	$11,494	18.4%	$4,994	8.0%	$6,243	10.0%
Tier 1 capital to risk-weighted assets	$11,149	17.9%	$2,497	4.0%	$3,746	6.0%
Tier 1 capital to total assets	$11,149	12.0%	$3,715	4.0%	$4,643	5.0%
AS OF SEPTEMBER 30, 2004:
Total risk-based capital to risk-weighted assets	$11,067	20.8%	$4,254	8.0%	$5,317	10.0%
Tier 1 capital to risk-weighted assets	$10,767	20.2%	$2,127	4.0%	$3,190	6.0%
Tier 1 capital to total assets	$10,767	12.2%	$3,529	4.0%	$4,411	5.0%

The Bank’s ability to pay dividends on its common stock to the Company is restricted to maintaining adequate capital as shown in the above table. At September 30, 2005, approximately $377,000 of the Bank’s retained earnings were available for dividend declaration without prior regulatory approval.

NOTE 10:	RELATED PARTY TRANSACTIONS

At September 30, 2005 and 2004, the Bank had loans outstanding to executive officers, directors, significant shareholders and their associates (related parties), in the amount of $377,079 and $200,861, respectively. In management’s opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management’s opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features. Deposits from related parties held by the Bank at September 30, 2005 and 2004, totaled $1,310,596 and $1,235,180, respectively.

CCSB FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004

NOTE 11:	EMPLOYEE BENEFITS

The Bank has a defined contribution pension plan, which covers substantially all employees. Effective November 1, 2002, participants can contribute up to 75% of their salary, subject to certain restrictions imposed by Internal Revenue Code, which the Bank will match 50% of the employee contribution, up to a maximum employee contribution of 6% of salary. Pension plan expense was $31,885 and $31,437 for the years ended September 30, 2005 and 2004, respectively.

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

	2005	2004
Allocated shares	13,137	6,635
Shares ratably released for allocation	4,711	4,877
Unallocated shares	60,444	66,780

Total ESOP shares	78,292	78,292

Fair value of unreleased shares	$891,549	$918,225

The Company adopted with stockholders’ approval the Recognition and Retention Plan (the “RRP”) on January 15, 2004. The RRP provides for the granting of shares of common stock to the eligible directors, officers and employees. The RRP was approved for 39,146 shares of common stock of the Company. Not all of the shares have been awarded. As of September 30, 2005, the RRP has granted 38,295 shares to existing directors, officers and employees with 851 shares available for future grants. During the fiscal year ended September 30, 2005, 650 shares were awarded to employees who previously had not received awards and 475 shares have been forfeited by employees no longer with the Company. The awards vest at the rate of 20% per year over a five-year period beginning December 1, 2004, with the exception of awards of less than 100 shares. Awards of less than 100 shares become 100% vested on December 1, 2004. On December 1, 2004, 8,179 shares were vested.

The vesting of the granted shares can be accelerated based on certain plan provisions. Directors, officers, and employees granted shares retain voting rights and, if dividends are paid, dividends during the vesting period. The RRP will continue in effect for 10 years unless otherwise terminated. The Company’s stock price was $15.95 on the RRP approval date. Expense recognized under the RRP totaled $125,047 and $105,431 for the years ended September 30, 2005 and 2004, respectively.

NOTE 12:	STOCK OPTION PLAN

On January 15, 2004, the Company’s stockholders voted to approve a Stock Option Plan, providing for the awards in the form of stock options, reload options, dividend equivalent rights and/or limited stock appreciation rights to officers and employees of the Company and the Bank. The Stock Option Plan authorizes the granting of options to purchase up to 97,865 shares of common stock. On January 21, 2004, the Company awarded 92,500 shares under the Stock Option Plan to directors, officers and employees. Under the terms of the initial awards, the awards vest at the rate of 20% per year over a five-year period beginning December 1, 2004, and the maximum term is 10 years. All such options were granted with an exercise price of $15.95 per share, the fair market value of the Company’s stock on the date of the grant.

On August 17, 2005, the Compensation Committee (the “Committee”) of the Board of Directors of the Company approved an amendment to the terms of unvested options to purchase approximately 73,200 shares of common stock granted under the Company’s 2004 Stock Option Plan. The amendment accelerates the ability to exercise such options. Under the revised vesting schedule, for each individual awarded stock options, all non-qualified options will become vested on December 1, 2005, and incentive options to purchase up to 6,269 shares of common stock will become vested each year beginning on December 1, 2005, until such time as all incentive options have vested. The revised vesting schedule caps the amount of incentive stock options to be vested in any given year to the amount permitted under the rules of the Internal Revenue Service. Based on the new vesting schedule, 51% (covering 47,036 shares) of all options awarded will vest on December 1, 2005, 17% (covering 16,000 shares) will vest on December 1, 2006, 10% (covering 9,411 shares) will vest on December 1, 2007, and 1% (covering 753 shares) will vest on December 1, 2008.

CCSB FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004

At September 30, 2005 and 2004, there were outstanding options to purchase 91,700 and 92,500 shares of common stock, respectively. All options have an exercise term of 10 years from the date of grant, which is January 10, 2014. Options to purchase 800 shares, which have not yet been vested under the Stock Option Plan, were forfeited during the fiscal year ended September 30, 2005. As of September 30, 2005, options to purchase 18,500 shares were available to be exercised and no options have expired. As of September 30, 2004, there no options available to be exercised and no options had expired. The fair value of options granted is estimated on the date of grant using the Black-Scholes model with the following weighted-average assumptions:

Dividend yields	—%
Volatility factors of expected market price of common stock	15.54
Risk-free interest rates	4.14
Expected life of options	7.14 years
Weighted-average fair value of options granted during the year	$4.85

NOTE 13:	EARNINGS PER SHARE

Basic and diluted earnings per share are based upon the weighted-average shares outstanding. Options to purchase 91,700 and 92,500 shares of common stock at $15.95 were outstanding at September 30, 2005 and 2004, respectively, but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares. Earnings per share were computed as follows:

	Year Ended September 30, 2005
	Income	Weighted- Average Shares	Per Share Amount
Net Income	$112,952	885,623
Basic earnings per share
Income available to common stockholders			$0.13

Diluted earnings per share
Income available to common stockholders and assumed conversions	$112,952	885,623	$0.13

	Year Ended September 30, 2004
	Income	Weighted- Average Shares	Per Share Amount
Net Income	$(13,498)	904,501
Basic earnings per share
Income available to common stockholders			$(0.01)

Diluted earnings per share
Income available to common stockholders and assumed conversions	$(13,498)	904,501	$(0.01)

CCSB FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004

NOTE 14:	DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

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

	2005		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
FINANCIAL ASSETS
Cash and cash equivalents	$3,377,311	$3,377,311	$3,611,668	$3,611,668
Available-for-sale securities	13,795,123	13,795,123	18,076,040	18,076,040
FHLB stock	805,300	805,300	492,100	492,100
Loans receivable, net of allowance for loan losses	68,726,456	68,116,000	59,512,972	60,234,129
Loans held for sale	—	—	107,000	110,916
Bank owned life insurance	2,639,065	2,639,065	2,528,698	2,528,698
Interest receivable	322,536	322,536	274,079	274,079

FINANCIAL LIABILITIES
Deposits	$65,034,918	$64,724,000	$65,334,548	$62,877,963
FHLB advances	14,377,917	14,118,093	8,205,633	8,123,053
Interest payable	12,660	12,660	8,590	8,590
Advances from borrowers for taxes and insurance	660,600	660,600	634,223	634,223

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

BANK OWNED LIFE INSURANCE - Fair value of bank owned life insurance is equal to the cash surrender value of the underlying life insurance policies.

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

INTEREST PAYABLE AND ADVANCES FROM BORROWERS FOR TAXES AND INSURANCE - The carrying amount approximates fair value.

CCSB FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004

NOTE 15:	COMMITMENTS AND CREDIT RISK

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

The Bank had total outstanding standby letters of credit amounting to $173,625 and $23,625 at September 30, 2005 and 2004, respectively.

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

At September 30, 2005, unused lines of credit aggregated $5,647,000, consisting of $4,012,000 in home equity lines of credit and $1,635,000 in commercial lines of credit. At September 30, 2004, the Bank’s unused lines of credit aggregated $5,559,000, of which approximately $3,821,000 were home equity lines of credit and $1,738,000 were commercial lines of credit.

COMMITMENTS - Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

At September 30, 2005 and 2004, the Bank had outstanding commitments to originate loans aggregating approximately $752,000 and $290,000, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $474,000 and $61,000 at September 30, 2005 and 2004, respectively, with the remainder at floating market rates. In addition, at September 30, 2005, loans in process totaled $5.9 million including $4.6 million with fixed rates between 4.50% and 7.25% and $1.3 million with adjustable rates. At September 30, 2004, loans in process totaled $4.1 million at interest rates between 4.50% and 7.75%.

Mortgage loans in the process of origination represent amounts that the Bank plans to fund within a normal period of 60 to 90 days, and which are intended for sale to investors in the secondary market. The Bank had no mortgage loans in the process of origination at either September 30, 2005, or September 30, 2004. The Bank had no mortgage loans held for sale at September 30, 2005, and $107,000 at September 30, 2004.

CCSB FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004

NOTE 16:	CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

CONDENSED BALANCE SHEETS

September 30, 2005 and 2004

	2005	2004
ASSETS:
Noninterest-bearing deposit in subsidiary bank	$163,523	$110,454
Interest-bearing deposits in banks, including subsidiary bank	517,479	2,009,045

Total cash and cash equivalents	681,002	2,119,499
Loan participations with subsidiary bank	1,565,694	877,056
ESOP loan receivable	678,531	730,725
Investment in subsidiary bank	11,021,883	10,659,038
Other assets	35,942	13,992

TOTAL ASSETS	$13,983,052	$14,400,310

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Total liabilities	$34,420	$22,691
Stockholders’ equity	13,948,632	14,377,619

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$13,983,052	$14,400,310

CONDENSED STATEMENTS OF OPERATIONS

Years Ended September 30, 2005 and 2004

	2005	2004
Interest income	$156,673	$105,443
Provision for loan losses	(15,000)	—
Noninterest expense	(221,113)	(198,649)
Income taxes	27,009	31,691

Net loss before equity in undistributed earnings of the subsidiary bank	(52,431)	(61,515)
Equity in undistributed earnings of the subsidiary bank	165,383	48,017

Net income (loss)	$112,952	$(13,498)

CCSB FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004

CONDENSED STATEMENTS OF CASH FLOWS

Years Ended September 30, 2005 and 2004

	2005	2004
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$112,952	$(13,498)
Items not requiring (providing) cash:
Equity in undistributed earnings of the subsidiary bank	(165,383)	(48,017)
Provision for loan losses	15,000	—
Other	(10,220)	(14,806)

Net cash used for operating activities	(47,651)	(76,321)

CASH FLOW FROM INVESTING ACTIVITIES:
Net change in loans	(703,638)	(877,056)
Principal collected on ESOP loan	52,194	52,195

Net cash used for investing activities	(651,444)	(824,861)

CASH FLOW FROM FINANCING ACTIVITIES:
Acquisition of treasury stock	(739,402)	(764,875)

Net cash used for financing activities	(739,402)	(764,875)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,438,497)	(1,666,057)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,119,499	3,785,556

CASH AND CASH EQUIVALENTS, END OF YEAR	$681,002	$2,119,499

STOCKHOLDER AND INVESTOR INFORMATION

Annual Meeting of Stockholders

The annual meeting of stockholders will be held Thursday, February 2, 2006, at 10:00 a.m., at the main office of CCSB Financial Corp. and Clay County Savings Bank located at 1178 West Kansas, Liberty, Missouri.

Stock Trading Information

Symbol: CCFC

Annual Report on Form 10-KSB

Copies of the Form 10-KSB for CCSB Financial Corp. are available without charge upon written request to:

CCSB Financial Corp.

Attention: Deborah A. Jones, Secretary

1178 West Kansas

Liberty, Missouri 64068

Copies are also available via the Internet at

www.claycountysavings.com

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

Mario Usera, Executive Vice President and Chief Financial Officer

Deborah A. Jones, Senior Vice President, Secretary, and Treasurer

Debra S. Coltman, Senior Vice President

Mary D. Gray, Vice President and Comptroller

Kathyrn E. Varnon, Vice President

David C. Wilmshorst, Vice President

1178 West Kansas

Liberty, MO 64068

(816) 781-4500

134 North Water

Liberty, MO 64068

(816) 415-4500

303 South Jefferson

Kearney, MO 64060

(816) 628-4500

1101 South 169 Highway

Smithville, MO 64089

(816) 532-4500

8140 North Brighton

Kansas City, MO 64119

(816) 734-7500

(Coming 2006)

www.claycountysavings.com